UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2016

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Verónica Anzures

11300 Ciudad de México

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes  ☐            No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

RECENT DEVELOPMENTS

The following discussion of PEMEX’s recent results should be read in conjunction with the annual report on Form 20-F of Petróleos Mexicanos for the fiscal year ended December 31, 2015 as filed with the U.S. Securities and Exchange Commission (which we refer to as the SEC) on May 16, 2016 (which we refer to as the Form 20-F) and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F, and with the unaudited condensed consolidated interim financial statements of PEMEX included in this report beginning on page F-1. In this document, “PEMEX” refers to Petróleos Mexicanos, the following seven operating subsidiaries—Pemex Exploración y Producción (Pemex Exploration and Production), Pemex Transformación Industrial (Pemex Industrial Transformation), Pemex Perforación y Servicios (Pemex Drilling and Services), Pemex Logística (Pemex Logistics), Pemex Cogeneración y Servicios (Pemex Cogeneration and Services), Pemex Fertilizantes (Pemex Fertilizers) and Pemex Etileno (Pemex Ethylene) (which we refer to collectively as the subsidiary entities), and the subsidiary companies listed in Note 4 to the 2015 audited consolidated financial statements included in the Form 20-F. Petróleos Mexicanos hereby designates this report on Form 6-K as being incorporated by reference into the Offering Circular dated January 25, 2016, relating to its U.S. $62,000,000,000 Medium-Term Notes Program, Series C, due 1 Year or More from Date of Issue.

Exchange Rates

On September 9, 2016, the noon buying rate for cable transfers in New York reported by the Board of Governors of the Federal Reserve System was Ps. 18.8395 = U.S. $1.00.

Selected Financial Data

The selected financial data as of December 31, 2015 has been derived from the audited consolidated financial statements of PEMEX included in the Form 20-F. The selected financial data as of June 30, 2016 and for the six-month periods ended June 30, 2015 and 2016 have been derived from the unaudited condensed consolidated interim financial statements of PEMEX included in this report, which were prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting” (IAS 34).

As detailed below, for the year ended December 31, 2015, we recognized a net loss of Ps. 712.6 billion and we had negative equity of Ps. 1,331.7 billion, which resulted in a negative working capital of Ps. 176.2 billion. These results have led our independent auditors to state in their most recent audit report, included in our audited financial statements as of December 31, 2015, that there is substantial doubt about our ability to continue as a going concern. Moreover, for the six-month period ended June 30, 2016, we recognized a net loss of Ps. 145.5 billion. In addition, we had negative equity of Ps. 1,442.2 billion, which resulted in a negative working capital of Ps. 89.7 billion. We have disclosed the circumstances that have caused these negative trends and the actions we are taking to face them as noted below. See “Item 5—Operating and Financial Review and Prospects—Overview” and “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources” in the Form 20-F and Note 2 to our unaudited condensed consolidated interim financial statements included herein. As of June 30, 2016 and the date hereof, we have concluded that we continue to operate as a going concern. Accordingly, we have prepared our unaudited condensed consolidated interim financial statements on a going concern basis, which assumes that we can meet our payment obligations.

In this report we include selected financial data from our statement of financial position as of June 30, 2016 and from our statement of comprehensive income and our statement of cash flows for the six-month period ended June 30, 2016. In addition, we include selected financial data from our statements of financial position as of December 31, 2015, as well as the statement of comprehensive income and the statement of cash flows for the six-month period ended June 30, 2015 for comparison purposes.

SELECTED FINANCIAL DATA OF PEMEX

	As of and for the period ended(1)
	December 31,	June 30,(2)
	2015	2015	2016
	(millions of pesos, except ratios)
Statement of Comprehensive Income Data
Net sales	n.a.	588,363	480,698
Operating income	n.a.	102,359	155,185
Financing income	n.a.	3,057	4,229
Financing cost	n.a.	30,991	43,147
Derivative financial instruments income (cost)—Net	n.a.	(14,867)	(1,995)
Exchange loss—Net	n.a.	(45,344)	(125,959)
Net loss for the period	n.a.	(185,176)	(145,479)
Statement of Financial Position Data (end of period)
Cash and cash equivalents	109,369	91,259	186,311
Total assets	1,775,654	2,121,733	2,055,533
Long-term debt	1,300,873	1,163,208	1,558,216
Total long-term liabilities	2,663,922	2,764,599	2,965,980
Total (deficit) equity	(1,331,676)	(938,443)	(1,442,200)
Statement of Cash Flows
Depreciation and amortization	n.a.	77,652	63,921
Acquisition of wells, pipelines, properties, plant and equipment(3)	n.a.	100,325	58,973
Other Financial Data
Ratio of earnings to fixed charges(4)(5)	—	—	—

Note:	n.a. = Not applicable.

(1)	Includes Petróleos Mexicanos, the subsidiary entities and the subsidiary companies listed in Note 4 to the unaudited condensed consolidated interim financial statements included herein.
(2)	Unaudited.
(3)	Includes capitalized finance cost. See Note 3(g) to the unaudited condensed consolidated interim financial statements included herein.
(4)	Earnings, for this purpose, consist of pre-tax income (loss) from continuing operations before income from equity investees, plus fixed charges, minus interest capitalized during the period, plus the amortization of capitalized interest during the period and plus distributed income of equity investees. Pre-tax income (loss) is calculated after the deduction of hydrocarbon duties, but before the deduction of the hydrocarbon income tax and other income taxes. Fixed charges for this purpose consist of the sum of interest expense plus interest capitalized during the period, plus amortization premiums related to indebtedness and plus the estimated interest on rental expense. Fixed charges do not take into account exchange gain or loss attributable to our indebtedness.
(5)	Earnings for the year ended December 31, 2015 and for the six months ended June 30, 2015 and 2016 were insufficient to cover fixed charges, which exceeded earnings by Ps. 765,161 million, Ps. 175,294 million and Ps. 141,571 million during these periods, respectively.

Source: PEMEX’s unaudited condensed consolidated interim financial statements.

Capitalization of PEMEX

The following table sets forth the capitalization of PEMEX at June 30, 2016.

	At June 30, 2016(1)(2)
	(millions of pesos or U.S. dollars)
Long-term external debt	Ps.	1,275,018	U.S. $	67,421
Long-term domestic debt		283,198		14,975

Total long-term debt(3)		1,558,216		82,396

Certificates of Contribution “A”(4)		221,105		11,692
Mexican Government contributions to Petróleos Mexicanos		43,731		2,312
Legal reserve		1,002		53
Accumulated other comprehensive result		(297,598)		(15,736)
(Deficit) from prior years		(1,265,244)		(66,904)
Net loss for the period		(145,536)		(7,696)

Total controlling interest		(1,442,540)		(76,279)
Total non-controlling interest		340		18

Total (deficit) equity		(1,442,200)		(76,261)

Total capitalization	Ps.	116,016	U.S. $	6,135

Note:	Numbers may not total due to rounding.

(1)	Unaudited. Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 18.9113 = U.S. $1.00 at June 30, 2016. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollar amounts at the foregoing or any other rate.
(2)	As of the date of this report, there has been no material change in the capitalization of PEMEX since June 30, 2016, except for our undertaking of new financings disclosed under “Liquidity and Capital Resources—Recent Financing Activities” in this report and in “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing Activities” in the Form 20-F.
(3)	Total long-term debt does not include short-term indebtedness of Ps. 261,450 million (U.S. 13,825 million) at June 30, 2016.
(4)	Equity instruments held by the Federal Government of Mexico (which we refer to as the Mexican Government).

Source: PEMEX’s unaudited condensed consolidated interim financial statements.

Operating and Financial Review and Prospects

Overview

2016 has thus far been another challenging year for us. Like the rest of the oil and gas industry, we have continued to be negatively impacted by the significant decline in crude oil prices that started in the second half of 2014 and continued throughout the first half of 2016, even though oil prices rebounded slightly during the second quarter of 2016. We expect that realignment of crude oil supply and demand will continue to be gradual, and we believe that the current volatility and depressed oil prices could also continue for some time.

Redefinition of PEMEX as a State-Owned Productive Company Within the Context of Low Crude Oil Prices

Due to low crude oil prices, our results of operation and financial condition, particularly our liquidity, have been negatively impacted. We are addressing the low crude oil price environment primarily by: (1) adjusting our cost structure and (2) implementing a business strategy that redefines us as a state-owned productive company and enables us to take advantage of the opportunities made available to us by the landmark energy reform enacted during 2013 and 2014. In addition, we have recently benefited from support mechanisms implemented by the Mexican Government pursuant to regulations enacted in response to, among other things, low crude oil prices. For more information, see “Liquidity and Capital Resources—Overview” below.

With respect to our cost structure, we have responded to the decline in crude oil prices with adjustments to our budget in February of 2015 and 2016. This year, our Board of Directors approved a plan to reduce our budget, which we refer to as the Budget Adjustment Plan, by at least Ps. 100 billion, or 20.9%, in order to meet our financial balance goal for 2016. The Budget Adjustment Plan responds to the expected reduction in revenues due to low crude oil prices and is an integral part of the redefinition of Petróleos Mexicanos as a state-owned productive company.

As part of the energy reform, the Budget Adjustment Plan has four main objectives:

•	increasing our efficiency to become more competitive in the hydrocarbons sector in Mexico;

•	focusing investment on the most profitable projects;

•	fostering partnerships with private-sector participants for projects in which they participate strategically with us; and

•	promoting greater development in those sectors where private investment can provide economic growth in Mexico.

Based on these objectives, the Budget Adjustment Plan reduces our operating expenses, is intended to increase our efficiency and defers and reallocates our capital expenditures, while minimizing, to the greatest extent possible, the impact on future crude oil and gas production. For more details regarding the Budget Adjustments Plan see “Item 4—Information on the Company—History and Development—Capital Expenditures and Investments—Capital Expenditures Budget” of our Form 20-F.

With respect to the opportunities made available to us by the energy reform, we intend to enhance our financial flexibility by increasing committed liquidity sources and diversifying our sources of funding. In particular, as described below, we have announced the approval by the Board of Directors of Petróleos Mexicanos of a strategic alliance for the migration of our assignments at the Trión deep water field into an exploration and production contract under the new contractual framework established under the Ley de Hidrocarburos (Hydrocarbons Law). For more information regarding the migration of exploration and production contracts see “Item 4—Information on the Company—Assignment of Exploration and Production Rights—Round Zero” of our Form 20-F and “Exploration and Production—Migration of Assignments at Trión Block” below.

Our business plan for the period from 2016 through 2020 has clear guiding principles, such as the efficient allocation of resources, value maximization and an emphasis on continuing to take advantage of the opportunities provided by the energy reform. These opportunities include expanding the scope of activities in which we participate, enhancing our ability to acquire technology and knowledge along the entire hydrocarbons value chain through strategic alliances and continuing the migration of certain assignments into exploration and production contracts. In addition, taking advantage of the energy reform, and in accordance with international best practices, we plan to monetize non-core assets, without surrendering control and operation of these assets, and to focus the operations of Pemex Industrial Transformation toward the sale of products and provision of services along the hydrocarbons value chain. In order to achieve the objectives set forth under our business plan, we intend to implement a program that monitors the progress toward meetings these objectives and evaluates the mechanisms available to meet each objective in the short, medium and long terms. We expect to continue to update our business plan as necessary to account for changes in the global economic environment generally and the international energy sector in particular.

Results of Operations of PEMEX—For the Six Months Ended June 30, 2016 Compared to the Six Months Ended June 30, 2015

General

The selected consolidated interim financial information set forth below is derived from our unaudited condensed consolidated interim financial statements included elsewhere in this report. This interim financial information should be read in conjunction with the Form 20-F and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F, and with the unaudited condensed consolidated interim financial statements of PEMEX included in this report beginning on page F-1.

	Six months ended June 30,(1)
	2015		2016(2)
	(millions of pesos or U.S. dollars)
Net Sales
Domestic	Ps.	360,890	Ps.	302,088	U.S. $	15,974
Export		220,588		171,530		9,070
Services income		6,885		7,081		375

Total sales		588,363		480,699		25,419
Reversal impairment of wells, pipelines, plant and equipment		(3,013)		(99,024)		(5,236)
Cost of sales		416,091		355,953		18,822

Gross income		175,285		223,770		11,833
General expenses		75,244		68,280		3,611
Other revenues and expenses—Net(3)		2,317		(305)		(16)

Operating income		102,359		155,185		8,206
Financing income		3,057		4,229		224
Financing cost		(30,991)		(43,147)		(2,282)
Derivative financial instruments income (cost)—Net		(14,867)		(1,995)		(106)
Exchange loss—Net		(45,344)		(125,959)		(6,660)
Profit (loss) sharing in associates		1,207		(711)		(38)

Income before taxes, duties and other		15,421		(12,398)		(656)
Total taxes, duties and other		200,597		133,081		7,037

Net loss for the period	Ps.	(185,176)	Ps.	(145,479)	U.S. $	(7,693)
Other comprehensive results for the period		4,454		8,455		447

Comprehensive result for the period	Ps.	(180,722)	Ps.	(137,024)	U.S. $	(7,246)

Note: Numbers may not total due to rounding.

(1)	Unaudited.
(2)	Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 18.9113 = U.S. 1.00 at June 30, 2016. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.
(3)	Includes the credit attributable to the Special Tax on Production and Services (which we refer to as the IEPS tax) in the first six months of 2015 and 2016, when the IEPS tax rate was negative. See Notes 3(m) and 3(n) to the unaudited condensed consolidated interim financial statements included herein.

Source: PEMEX’s unaudited condensed consolidated interim financial statements.

Total Sales

Total sales decreased by 18.3% in the first six months of 2016, from Ps. 588.4 billion in the first six months of 2015 to Ps. 480.7 billion in the first six months of 2016. This decrease in total sales was primarily due to the factors described under “Domestic Sales” and “Export Sales” below.

Domestic Sales

Domestic sales decreased by 16.3% in the first six months of 2016, from Ps. 360.9 billion in the first six months of 2015 to Ps. 302.1 billion in the first six months of 2016, primarily due to decreases in sales prices of fuel oil, diesel, gasoline and natural gas, by 25.6%, 26.5%, 10.9% and 15.9%, respectively, during the first six months of 2016 as compared to the first six months of 2015. This decrease was partially offset by a slight increase in sales volumes of fuel oil, diesel, gasoline, natural gas and jet fuel.

Domestic sales of dry natural gas decreased by 15.9% in the first six months of 2016, from Ps. 26.5 billion in the first six months of 2015 to Ps. 22.3 billion in the first six months of 2016, mainly as a result of lower domestic sales prices.

Domestic sales of petroleum products decreased by 17.1% in the first six months of 2016, from Ps. 317.9 billion in the first six months of 2015 to Ps. 263.5 billion in the first six months of 2016, primarily due to decreases of Ps. 22.0 billion, Ps. 18.3 billion and Ps. 2.0 billion in the sales of diesel, gasoline and fuel oil, respectively, due to the 26.5% decrease in the sales price of diesel, the 10.9% decrease in the sales price of gasoline and the 25.6% decrease in the sales price of fuel oil. This decrease was partially offset by increases in the sales volume of diesel, gasoline and fuel oil by 0.3%, 5.6% and 38.6%, respectively, as a result of an increase in demand for diesel and fuel oil by the Comisión Federal de Electricidad (Federal Electricity Commission) and an increase in demand for gasoline by retail service stations.

Domestic petrochemical sales (including sales of certain by-products of the petrochemical production process) decreased by 1.2%, from Ps. 16.5 billion in the first six months of 2015 to Ps. 16.3 billion in the first six months of 2016, primarily due to a decrease in the sales volume of ethylene oxide, polyethylene and liquid sulfur, as a result of changes in the distribution process, low demand of products and a shortage of raw material.

Export Sales

Total export sales (with U.S. dollar-denominated export revenues translated to pesos at the exchange rate on the date on which the corresponding export sale was made) decreased by 22.2% in the first six months of 2016, from Ps. 220.6 billion in the first six months of 2015 to Ps. 171.5 billion in the first six months of 2016, primarily due to (1) a 36.0% decrease in the weighted average price of export crude oil from U.S. $48.20 per barrel of crude oil in the first six months of 2015 to U.S. $30.85 per barrel of crude oil in the first six months of 2016 and (2) 26.8% and 13.3% decreases in the exported volume of Isthmus and Olmeca crude oil, respectively. These decreases were offset by a 10.8% increase in the exported volume of Maya crude oil and by the increase in the average peso-U.S. dollar exchange rate during the first six months of 2016 as compared to the exchange rate during the first six months of 2015. The volume of crude oil exports decreased by 2.1% from 1,171 thousand barrels per day in the first six months of 2015 to 1,146 thousand barrels per day in the first six months of 2016.

Excluding the trading activities of P.M.I. Comercio Internacional, S.A. de C.V. (which we refer to as PMI CIM), P.M.I. Trading, Ltd. and their affiliates (which, together with PMI CIM, we collectively refer to as the PMI Group), and Mex Gas International, Ltd. (which we refer to as MGAS), export sales by the subsidiary entities to the PMI Group and MGAS decreased by 26.7%, from Ps. 178.5 billion in the first six months of 2015 to Ps. 130.9 billion in the first six months of 2016. In U.S. dollar terms, excluding the trading activities of the PMI Group and MGAS, total export sales decreased by 39.0%, from U.S. $11.8 billion in the first six months of 2015 to U.S. $7.2 billion in the first six months of 2016, primarily due to a decrease in export sales prices, reflecting the decrease in global oil prices.

Crude oil and condensate export sales accounted for 88.6% of export sales (excluding the trading activities of the PMI Group) in the first six months of 2016, as compared to 87.3% in the first six months of 2015. Crude oil and condensate export sales decreased in peso terms by 25.2%, from Ps. 153.9 billion in the first six months of 2015 to Ps. 115.1 billion in the first six months of 2016, primarily due to a 36.0% decrease in the weighted average export price of the Mexican crude oil basket, from U.S. $48.20 per barrel in the first six months of 2015 to U.S. $30.85 in the first six months of 2016.

Export sales of petroleum products represented 12.1% of export sales (excluding the trading activities of the PMI Group) in the first six months of 2016, as compared to 12.4% in the first six months of 2015. Export sales of petroleum products decreased by 28.3%, from Ps. 21.9 billion in the first six months of 2015 to Ps. 15.7 billion in the first six months of 2016, primarily due to a decrease in the sales prices of naphtha and fuel oil and a 13.9% and 6.6% decrease in volume of these products, respectively.

Petrochemical products accounted for the remainder of export sales, 0.22% in the first six months of 2015 and 0.05% in the first six months of 2016 (excluding the trading activities of the PMI Group). Export sales of petrochemical products (including certain by-products of the petrochemical process) decreased by 84.4%, from Ps. 387.4 million in the first six months of 2015 to Ps. 60.5 million in the first six months of 2016, primarily due to a decrease in the volume of certain petrochemical products, such as sulfur, butadiene and ethylene.

Services Income

Services income increased by 2.9%, from Ps. 6.9 billion in the first six months of 2015 to Ps. 7.1 billion in the first six months of 2016, mainly as a result of an increase of Ps. 0.2 billion in the amount of fees collected in connection with freight and pipeline transportation services provided to third parties by Pemex Industrial Transformation.

Reversal of impairment of wells, pipelines, plant and equipment, net

Reversal of impairment of wells, pipelines, plant and equipment increased by Ps. 96.0 billion, from Ps. 3.0 billion in the first six months of 2015 to Ps. 99.0 billion in the first six months of 2016. The net reversal of impairment as of June 30, 2016 is the result of a reversal of impairment of Ps. 112.9 billion mainly due to (1) the reallocation of resources towards oil fields with highest profitability and net cash flows arising from relatively greater efficiency in oil extraction and lower production costs, which fields are located primarily in the Crudo Ligero Marino, Burgos and Antonio J. Bermudez crude oil projects, (2) the appreciation of the U.S. dollar against the Mexican peso by 10%, from a peso–U.S. dollar exchange rate of Ps. 17.2065 to U.S. $1.00 as of December 31, 2015 to a peso–U.S. dollar exchange rate of Ps. 18.9113 to U.S. $1.00 as of June 30, 2016, given that cash flows are denominated in U.S. dollars and then translated to the reporting currency using the exchange rate at the end of the period, and (3) the change in the period used to estimate long-term prices of proved reserves and the recoverable amount of fixed assets from 20 years to 25 years in accordance with the modification to the Lineamientos que regulan el procedimiento de cuantificación y certificación de reservas de la nación y el informe de los recursos contingentes relacionados (Guidelines regulating the quantification and certification procedures of the nation’s reserves and the related contingent resources report), which was partially offset by an impairment of fixed assets of Ps. 13.9 billion, mainly due to the fact that cash flows were not sufficient to cover the recovery value of the Lakach project as a result of the increase in investments in this strategic gas project.

Cost of Sales

Cost of sales decreased by 37.8%, from Ps. 416.1 billion in the first six months of 2015 to Ps. 356.0 billion in the first six months of 2016. This decrease was primarily due to (1) a Ps. 13.3 billion decrease in depreciation and amortization; (2) a Ps. 7.9 billion decrease in the cost of employee benefits due to our new collective bargaining agreement and the revisions to the actuarial assumptions stemming from this new agreement; (3) a Ps. 7.7 billion decrease in hydrocarbon exploration and extraction taxes and duties due to lower production and lower prices in the first six months of 2016 as compared to the first six months of 2015; (4) a Ps. 6.1 billion decrease in the costs of purchases of imported Magna gasoline due to lower import prices of gasoline; and (5) a Ps. 3.5 billion decrease in the costs of purchase of imported diesel.

General Expenses

General expenses decreased by 9.2%, from Ps. 75.2 billion in the first six months of 2015 to Ps. 68.3 billion in the first six months of 2016. This decrease was primarily due to a Ps. 2.4 billion decrease in cost of employee benefits related to general expenses for the period from Ps. 42.9 billion in the first six months of 2015 to Ps. 40.5 billion in the first six months of 2016, as a result of changes to the assumptions used in actuarial calculations at December 31, 2015 and a decrease of Ps. 1.3 billion in freight expenses.

Other Revenues and Expenses, Net

Other revenues and expenses, net, decreased by Ps. 2.6 billion from net revenues of Ps. 2.3 billion in the first six months of 2015 to net expenses of Ps. 0.3 billion in the first six months of 2016. This decrease was primarily due to a Ps. 1.3 billion reduction of our reserve for trials in progress and a Ps. 1.3 billion decrease in the credit from negative IEPS tax. For more information on the IEPS tax, see Note 3(n) to the unaudited condensed consolidated interim financial statements included herein.

Financing Income

Financing income increased by Ps. 1.1 million, from Ps. 3.1 million in the first six months of 2015 to Ps. 4.2 million in the first six months of 2016. This increase was primarily due to an increase in interest income associated with financial products and investment securities.

Financing Cost

Financing cost increased by Ps. 12.1 billion, from Ps. 31.0 billion in the first six months of 2015 to Ps. 43.1 billion in the first six months of 2016. This increase was primarily due to an increase in loans obtained from financial institutions and an average depreciation of approximately 21.5 % of the peso against the U.S. dollar during the first six months of 2016, as compared to the first six months of 2015, which increased the amount of interest expense recognized in the period.

Derivative Financial Instruments Income (Cost), Net

Derivative financial instruments cost, net, decreased by Ps. 12.9 billion, from a loss of Ps. 14.9 billion in the first six months of 2015 to a loss of Ps. 2.0 billion in the first six months of 2016, primarily due to the profit from our cross-currency swaps arising from the depreciation of the U.S. dollar against the currencies that we hedged.

Exchange Loss, Net

Approximately 81.0% of our indebtedness as of June 30, 2016 is denominated in foreign currencies. Our exchange loss increased by Ps. 80.6 billion, from an exchange loss of Ps. 45.3 billion in the first six months of 2015 to an exchange loss of Ps. 125.9 billion in the first six months of 2016, primarily as a result of an increase in the amount of our outstanding debt that is denominated in foreign currencies as of June 30, 2016 as compared to June 30, 2015. This increase was partially offset by a decrease in the depreciation of the peso against the U.S. dollar, which was 9.9% for the six months ended June 30, 2016 as compared to 5.8% for the six months ended June 30, 2015. However, since over 95.2% of our revenues from exports and domestic sales are referenced to prices denominated in U.S. dollars, while approximately 71.2% of our expenses, including financing costs, are linked to U.S. dollar prices, the depreciation of the peso relative to the U.S. dollar did not affect our ability to meet U.S. dollar-denominated financial obligations, but improved our ability to meet peso-denominated financial obligations during the first six months of 2016.

Total Taxes, Duties and Other

Hydrocarbon extraction duties and other duties and taxes paid decreased by Ps. 67.5 billion, from Ps. 200.6 billion in the first six months of 2015 to Ps. 133.1 billion in the first six months of 2016, largely due to a 36.0% decrease in the weighted average price of the Mexican crude oil basket, from U.S. $48.20 per barrel in the first six months of 2015 to U.S. $30.85 per barrel in the same period of 2016. As a result, taxes and duties represented 27.7% of total sales in the first six months of 2016, as compared to 34.1% in the first six months of 2015.

Net Loss

In the first six months of 2016, we reported a net loss of Ps. 145.5 billion (U.S. $7.7 billion) on Ps. 480.7 billion in total sales, as compared to a net loss of Ps. 185.2 billion (U.S. $11.9 billion) on Ps. 588.4 billion in total sales in the first six months of 2015. This decrease in net loss during the first six months of 2016 is primarily explained by: (1) a 37.8% decrease in cost of sales; (2) a 33.7% decrease in taxes and duties; and (3) a 86.6% decrease in derivative financial instruments cost, net.

Other Comprehensive Results

In the first six months of 2016, we reported a net gain of Ps. 8.5 billion in other comprehensive results as compared to a net gain of Ps. 4.5 billion in the first six months of 2015, primarily due to fluctuations in the foreign exchange rates used to translate the financial statements of certain subsidiary companies into Mexican pesos in order to prepare our unaudited condensed consolidated interim financial statements included herein.

Changes in Statement of Financial Position of PEMEX—from December 31, 2015 to June 30, 2016

Assets

In the first six months of 2016, cash and cash equivalents increased by Ps. 76.9 billion, or 70.3%, from Ps. 109.4 billion as of December 31, 2015 to Ps. 186.3 billion as of June 30, 2016, primarily due to new resources from financing activities. This increase was partially offset by tax and debt payments and operating and investment commitments.

Accounts receivable, net, increased by Ps. 83.4 billion, or 105.3%, in the first six months of 2016, from Ps. 79.2 billion as of December 31, 2015 to Ps. 162.6 billion as of June 30, 2016, mainly due to (1) a Ps. 51.5 billion increase in tax credits, primarily those associated with the IEPS tax and similar taxes on imported products associated with our refining operations, (2) a Ps. 18.4 billion increase in accounts receivable from sales to foreign customers due to the increase in the price of crude oil per barrel and depreciation of the peso relative to the U.S. dollar, and (3) a Ps. 5.4 billion increase in accounts receivable from sales to domestic customers, mainly due to higher accounts receivable from distributors of gasoline.

Held-for sale non-financial assets increased by Ps. 6.7 billion, or 20.2%, in the first six months of 2016, from Ps. 33.2 billion as of December 31, 2015 to Ps. 39.9 billion as of June 30, 2016, mainly due to the reclassification of Ps. 6.7 billion from fixed assets to held-for-sale non-financial assets in connection with the delivery to third parties of 25 blocks of titles that were temporarily assigned to us in Round Zero, pursuant to Round 1.3 on May 10, 2016. On June 29, 2016, we submitted an application for compensation for the fixed assets located in these blocks to the Ministry of Energy. For more information, see Note 9 to the unaudited condensed consolidated interim financial statements included herein.

Derivative financial instruments increased by Ps. 2.6 billion, or 162.5%, in the first six months of 2016, from Ps. 1.6 billion as of December 31, 2015 to Ps. 4.2 billion as of June 30, 2016, mainly due to the increase in the value of favorable cross-currency swaps.

Wells, pipelines, properties, plant and equipment, net, increased by Ps. 110.6 billion in the first six months of 2016, primarily due to a net reversal of impairment in the amount of Ps. 99.0 billion. See “—Results of Operations of PEMEX—For the Six Months Ended June 30, 2016 Compared to the Six Months Ended June 30, 2015—Cost of Sales” above for more information.

Intangible assets decreased by Ps. 9.7 billion, or 68.5%, in the first six months of 2016 from Ps. 14.3 billion as of December 31, 2015 to Ps. 4.6 billion as of June 30, 2016, mainly due to a decrease in wells under construction but not allocated to a reserve.

Liabilities and Equity (Deficit)

Total debt, including accrued interest, increased by Ps. 326.3 billion, or 21.8%, from Ps. 1,493.4 billion as of December 31, 2015 to Ps. 1,819.7 billion as of June 30, 2016, mainly due to new financing and an increase in currency exchange loss.

Line items related to suppliers and contractors decreased by Ps. 39.1 billion, or 23.4%, from Ps. 167.3 billion as of December 31, 2015 to Ps. 128.2 billion as of June 30, 2016, primarily due to the payment programs established during the first six months of 2016 to address the outstanding balance of payments due to suppliers and contractors at year-end.

Taxes and duties payable increased by Ps. 49.1 billion, or 114.2%, from Ps. 43.0 billion as of December 31, 2015 to Ps. 92.1 billion as of June 30, 2016, primarily due to a Ps. 50.9 billion increase in the IEPS tax in 2016 due to (1) changes in the method used in the computation of the IEPS tax beginning in 2016, from a method using variable rates to a method using flat fees per liter, resulting in higher IEPS tax withheld from customers, and (2) an increase in the IEPS tax on imported gasoline as of June 30, 2016. This increase was partially offset by (1) a Ps. 5.1 billion decrease in value added tax and (2) a Ps. 2.5 billion decrease in the provision for income tax.

In the first six months of 2016, derivative financial instruments liabilities decreased by Ps. 0.1 billion, or 0.4%, from Ps. 27.3 billion as of December 31, 2015 to Ps. 27.2 billion as of June 30, 2016, mainly due to the decrease in the value of cross-currency (negative) swaps.

Employee benefits liabilities increased by Ps. 32.4 billion, or 2.5%, from Ps. 1,279.4 billion as of December 31, 2015 to Ps. 1,311.8 billion as of June 30, 2016, primarily due to the recognition of net period cost and gains and/or losses as a separate line item. This increase was partially offset by the contributions made to the Fondo Laboral Pemex (FOLAPE) trust (plan assets) and payments made for medical and hospital services and post-mortem benefits provided to retired employees and their beneficiaries.

The deficit, net, decreased by Ps. 110.5 billion, or 8.3%, from negative Ps. 1,331.7 billion as of December 31, 2015 to negative Ps. 1,442.2 billion as of June 30, 2016, mainly due to a net loss for the period of Ps. 145.5 billion.

Liquidity and Capital Resources

Overview

During the first six months of 2016, our available funds were limited as a result of a decrease in operating revenues following the sharp decline of international crude oil prices. Total sales decreased by 18.3% in the first six months of 2016, from Ps. 588.4 billion in the first six months of 2015 to Ps. 480.7 billion in the first six months of 2016, continuing the trend of decreases in sales due to lower crude oil prices.

Our principal use of funds in the first six months of 2016 were the repayment of debt, strengthening our cash flow through the actions listed below, the acquisition of wells, pipelines, properties, plant and equipment and business acquisitions, which collectively amounted to Ps. 64.1 billion. We met this requirement primarily with cash provided by net cash flows from financing activities, which amounted to Ps. 180.4 billion. During the first six months of 2016, our net cash flow from operating activities was less than the resources needed to fund our capital expenditures and other expenses. See “Operating and Financial Review and Prospects—

Overview—Redefinition of PEMEX as a State-Owned Productive Company Within the Context of Low Crude Oil Prices” above for more information and a discussion of actions being taken in response to this imbalance of resources.

For 2016, we forecast a 22.9% decrease in capital expenditures as compared to the amounts spent on capital expenditures in 2015 primarily due to the expected price levels of our products in 2016 and our expected borrowing capacity. Additionally, one of the most critical problems we face in 2016 is our accounts payable to suppliers. As of June 30, 2016, we owed our suppliers approximately Ps. 128.2 billion as compared to Ps. 167.3 billion as of December 31, 2015. Despite these contingencies, we believe net cash flows from our operating and financing activities will be sufficient to meet our working capital, debt service and capital expenditure requirements for the next twelve months because, since early 2015, we and the Mexican Government have adjusted investment, taxation and financing plans to address declining oil prices and maintain our financial strength and flexibility in the following manner:

•	Changes to Our Business Plan. We have implemented certain measures intended to improve our financial situation, including the reduction of our budget in February 2016, the implementation of a plan to reduce costs and the establishment of lines of credit with Mexican development banks. See “Operating and Financial Review and Prospects—Overview—Redefinition of PEMEX as a State-Owned Productive Company Within the Context of Low Crude Oil Prices” above for more information.

•	No Payment of Dividend. The Mexican Government announced that Petróleos Mexicanos will not be required to pay a state dividend in 2016. See “Item 4—Taxes, Duties and other Payments to the Mexican Government—Fiscal Regime for PEMEX—Other Payments to the Mexican Government” in the Form 20-F for more information.

•	Modifying Our Funding Strategy. We intend to enhance our financial flexibility by diversifying our sources of funding and using the tools and opportunities provided by the recent and ongoing energy reform. Specifically, we are considering the following:

•	Joint Ventures: We have already identified ten opportunities for joint ventures with other companies and hope that these strategic partnerships will reduce our capital commitments, as well as increase production levels, accelerate field development and enable us to gain access to new technologies and current best practices in the industry.

•	Sale and Leaseback Transactions: In June and July 2016, we entered into sale and leaseback transactions with respect to certain assets, pursuant to which we received approximately Ps. 32.1 billion (U.S. $1.7 billion) and retained operation of these assets. The title to and ownership of such assets will revert to us at the end of the applicable periods following payment of the agreed prices.

Moreover, on April 21, 2016, we received a capital contribution of Ps. 26.5 billion from the Ministry of Finance and Public Credit and, on August 3, 2016, the Ministry of Finance and Public Credit informed us that the Mexican Government will assume Ps. 184.2 billion in payment liabilities related to our pension and retirement plans, following the review performed by an independent expert. In accordance with the Disposiciones de carácter general relativas a la asunción por parte del Gobierno Federal de obligaciones de pago de pensiones y jubilaciones a cargo de Petróleos Mexicanos y sus empresas productivas subsidiarias (General provisions regarding the assumption by the Federal Government of the payment obligations related to pensions and retirement plans of Petróleos Mexicanos and its productive state-owned subsidiaries) published in the Federal Gazette of the Federation on December 24, 2015, we received Ps. 184.2 billion in promissory notes issued by the Mexican Government, which replaced the Ps. 50.0 billion promissory note issued to us on December 24, 2015.

On August 15, 2016, we exchanged Ps. 47.0 billion of these promissory notes for short-term floating rate Mexican Government debt securities known as Bonos de Desarrollo del Gobierno Federal (Development Bonds of Federal Government, or BONDES D). We then sold the BONDES D to Mexican development banks for the same price at which we received them from the Mexican Government.

Furthermore, the Mexican Government announced that it modified the fiscal regime applicable to us to enable us to deduct more of our exploration and production costs. Under the current low oil price environment, we estimate (based on a price of crude oil at U.S. $25.00 per barrel) that this will reduce the amount of taxes we will have to pay for the year ended December 31, 2016 by approximately Ps. 50.0 billion. If prices of crude oil increase, we would be able to take greater deductions.

As noted above, successful completion of financings is an integral part of our plan to satisfy our working capital, capital expenditure, debt maturities and other requirements for the foreseeable future. Our financing program for 2016, included in the Ley de Ingresos de la Federación para el Ejercicio Fiscal 2016 (Federal Revenues Law for the Fiscal Year 2016), provides for the incurrence of up to U.S. $15.7 billion in net indebtedness (i.e., U.S. $21.0 billion of new financings minus U.S. $5.3 billion of debt payments) through a combination of domestic and international capital markets offerings and borrowings from domestic and international financial institutions.

We have a substantial amount of debt, which we have incurred primarily to finance the capital expenditures needed to carry out our capital investment projects. Due to our heavy tax burden, our cash flow from operations in recent years has not been sufficient to fund our capital expenditures and other expenses and, accordingly, our debt has significantly increased. The sharp decline in oil prices that began in late 2014 has had a negative impact on our ability to generate positive cash flows, which, together with our continued heavy tax burden, has further exacerbated our ability to fund our capital expenditures and other expenses from cash flow from operations. Therefore, in order to develop our hydrocarbon reserves and amortize scheduled debt maturities, we will need to raise significant amounts of financing from a broad range of funding sources.

As of June 30, 2016, our total indebtedness, including accrued interest, was approximately Ps. 1,819.7 billion (U.S. $97.7 billion), in nominal terms, which represents a 21.8% increase compared to our total indebtedness, including accrued interest, of approximately Ps. 1,493.4 billion (U.S. $86.8 billion) as of December 31, 2015. Approximately 31.1% of our existing debt as of June 30, 2016, or Ps. 506.0 billion (U.S. $29.9 billion), is scheduled to mature in the next three years. Our working capital increased from a negative working capital of Ps. 176.2 billion (U.S. $10.2 billion) as of December 31, 2015 to a negative working capital of

Ps. 89.7 billion (U.S. $4.7 billion) as of June 30, 2016. Our level of debt may increase further in the short or medium term and may have an adverse effect on our financial condition, results of operations and liquidity position. To service our debt, we have relied and may continue to rely on a combination of cash flow from operations, drawdowns under our available credit facilities and the incurrence of additional indebtedness (including refinancing of existing indebtedness). In addition, we are taking actions to improve our financial position, such as those discussed above, particularly through our business plan.

Certain rating agencies have expressed concerns regarding: (1) the total amount of our debt; (2) the significant increase in our indebtedness over the last several years; (3) our negative free cash flow during 2015, primarily resulting from our significant capital investment projects and the declining price of oil; (4) our substantial unfunded reserve for retirement pensions and seniority premiums, which was equal to Ps. 1,279.4 billion (U.S. $74.4 billion) as of December 31, 2015 and Ps. 1,311.8 billion (U.S. $69.4 billion) as of June 30, 2016, and (5) the resilience of our operating expenses notwithstanding the sharp decline in oil prices that began in late 2014. On January 29, 2016, Standard & Poor’s announced the downgrade of our stand-alone credit profile from BB+ to BB. On March 31, 2016, Moody’s Investors Service announced the revision of our global foreign currency and local currency credit ratings from Baa1 to Baa3 and changed the outlook for its credit ratings to negative. Additionally on July 26, 2016, Fitch Ratings announced the downgrade of our global local currency credit rating from A- to BBB+, citing its recent downgrade of Mexico’s sovereign global local currency credit rating as its key factor. On August 23, 2016, Standard & Poor’s announced that it had revised the outlook of our corporate credit rating for our foreign currency and for our local currency from stable to negative.

Due to the current situation of the oil and gas industry, rating agencies have been performing revisions to ratings of oil and gas companies. Any further lowering of our credit ratings may have adverse consequences on our ability to access the financial markets and/or our cost of financing. If we were unable to obtain financing on favorable terms or at all, this could hamper our ability to obtain further financing on favorable terms as well as investment in projects financed through debt and impair our ability to meet our principal and interest payment obligations with our creditors. As a result, we may be exposed to liquidity constraints and may not be able to service our debt or make the capital expenditures needed to maintain our current production levels and to maintain, and increase, our proved hydrocarbon reserves, which may adversely affect our financial condition and results of operations.

If such constraints occur at a time when our cash flow from operations is less than the resources needed to fund our capital expenditures or to meet our debt service obligations, in order to provide additional liquidity to our operations, we could be forced to further reduce our planned capital expenditures, implement further austerity measures and/or sell additional non-strategic assets in order to raise funds. A further reduction in our capital expenditure program could adversely affect our financial condition and results of operations. Such measures may not be sufficient to permit us to meet our obligations.

Going Concern

Our unaudited condensed consolidated interim financial statements have been prepared under the assumption that we will continue as a going concern. As we describe in Note 2 to our unaudited condensed consolidated interim financial statements, we have experienced recurring losses from our operations and have negative working capital and negative equity, which raises substantial doubt regarding our ability to continue as a going concern. We discuss the circumstances that have caused these negative trends, as well our plans in regard to these matters in Note 2 to our unaudited condensed consolidated interim financial statements included herein. We continue operating as a going concern, and our unaudited condensed consolidated interim financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Cash Flows from Operating, Investing and Financing Activities

During the first six months of 2016, net funds used in operating activities totaled Ps. 46.2 billion, as compared to net funds used in operating activities of Ps. 40.9 billion in the first six months of 2015. During the first six months of 2016, our net cash flows used in investing activities totaled Ps. 64.1 billion, as compared to net cash flows used in investing activities of Ps. 102.6 billion in the first six months of 2015. During the first six months of 2016, new financings totaled approximately Ps. 373.9 billion and payments of principal and interest totaled Ps. 220.0 billion, as compared to approximately Ps. 228.3 billion and Ps. 124.8 billion, respectively, during the first six months of 2015. During the first six months of 2016, we applied net funds of Ps. 59.0 billion to acquisitions of wells, pipelines, properties, plant and equipment, as compared to Ps. 100.3 billion in the first six months of 2015.

As of June 30, 2016, our cash and cash equivalents totaled Ps. 186.3 billion, as compared to Ps. 109.4 billion at December 31, 2015.

Liquidity Position

We define liquidity as funds available under our lines of credit as well as cash and cash equivalents. The following table summarizes our liquidity position at June 30, 2016 and December 31, 2015.

	As of
	June 30, 2016		December 31, 2015
	(millions of pesos)
Borrowing base under lines of credit	Ps.	—	Ps.	11,337
Cash and cash equivalents		186,311		109,369

Liquidity	Ps.	186,311	Ps.	120,706

The following table summarizes our sources and uses of cash for the six-month periods ended June 30, 2016 and 2015:

	For the six-month periods ended June 30,
	2016		2015
	(millions of pesos)
Net cash flows used in operating activities	Ps.	(46,234)	Ps.	(40,906)
Net cash flows used in investing activities		(64,148)		(102,632)
Net cash flows from financing activities		180,424		113,552
Effect of change in cash value		6,900		3,256

Net (decrease) increase in cash and cash equivalents	Ps.	76,942	Ps.	(26,730)

Note:	Numbers may not total due to rounding.

As of June 30, 2016, we had paid approximately Ps. 103.4 billion to suppliers and contractors as part of our commitment to repay our outstanding balances of accounts payable to suppliers. Our strategy consisted of prioritizing payments to small and medium size companies with outstanding amounts of up to Ps. 85.0 million each, which represented approximately 90% of the total outstanding balance payable to suppliers and contractors as of December 31, 2015, which was Ps. 167.3 billion.

Recent Financing Activities

During the period from May 1 to September 8, 2016, Petróleos Mexicanos participated in the following financing activities:

•	On May 31, 2016, Petróleos Mexicanos obtained a U.S. $300,000,000 bilateral credit line from Export Development Canada (EDC), due in May 2021, which bears interest at a floating rate linked to the London Interbank Offered Rate (LIBOR). As of the date of this report, Petróleos Mexicanos has borrowed U.S. $300,000,000, the total amount available, under this agreement.

•	On June 14, 2016, Petróleos Mexicanos issued CHF 375,000,000 aggregate principal amount of Notes under its U.S. $62,000,000,000 Medium-Term Notes Program, Series C, in two tranches: (1) CHF 225,000,000 of its 1.500% Notes due 2018 and (2) CHF 150,000,000 of its 2.375% Notes due 2021. The Notes are guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services.

•	On June 17, 2016, Pemex Exploration and Production obtained approximately U.S. $1.1 billion in connection with the sale and leaseback of certain infrastructure assets used for oil and gas activities. As part of this transaction, Pemex Exploration and Production entered into a 15-year financial lease agreement, which will last for the greater part of the economic life of the asset, at a fixed rate of 8.38%, pursuant to which Pemex Exploration and Production will retain the operation of these assets and the title and ownership of such assets will revert to Pemex Exploration and Production at the end of this period following payment of an agreed price. This transaction was recognized as a financing activity due to the fact that we retained all of the risks and benefits associated with ownership of the asset and substantially all of the operating rights of the asset.

•	On June 22, 2016, Petróleos Mexicanos obtained a short-term loan for U.S. $1,000,000,000, which bore interest at a floating rate linked to LIBOR and matured on July 21, 2016.

•	On June 29, 2016, Petróleos Mexicanos obtained a short-term loan for Ps. 20,000,000,000, which bore interest at a floating rate linked to Tasa de Interés Interbancaria de Equilibrio (Interbank Equilibrium Interest Rate, or TIIE) and matured on July 29, 2016.

•	On June 29, 2016, Petróleos Mexicanos obtained a short-term loan for Ps. 3,500,000,000, which bore interest at a floating rate linked to TIIE and matured on July 29, 2016.

•	On June 30, 2016, Petróleos Mexicanos obtained a short-term loan for U.S. $630,000,000, which bore interest at a floating rate linked to LIBOR and matured on July 21, 2016.

•	On July 8, 2016, Pemex Industrial Transformation obtained approximately U.S. $600.0 million in connection with the sale and leaseback of a plant located in the Madero Refinery. As part of this transaction, Pemex Industrial Transformation entered into a 20-year financial lease agreement pursuant to which Pemex Industrial Transformation will retain the operation of this plant and the title and ownership will revert to Pemex Industrial Transformation at the end of this period following payment of an agreed price. This transaction was recognized as a financing activity due to the fact that we retained all of the risks and benefits associated with ownership of the asset and substantially all of the operating rights of the asset.

•	On July 26, 2016, Petróleos Mexicanos issued ¥80,000,000,000 0.54% Bonds due 2026. The Bonds are guaranteed by the Japan Bank for International Cooperation.

•	On August 16, 2016 Petróleos Mexicanos obtained a short-term loan for Ps. 10,000,000,000, which bore interest at a floating rate linked to TIIE and matured on August 23, 2016.

•	On August 23, 2016, Petróleos Mexicanos obtained a short-term loan for U.S. $450,000,000 bearing interest at a floating rate linked to LIBOR, which matures on September 23, 2016.

During the period from May 1 to September 8, 2016, P.M.I. Holdings B.V. obtained U.S. $4,789,000,000 in financing from its revolving credit lines and repaid U.S. $4,098,000,000. There was U.S. $850,000,000 outstanding amount under these revolving credit lines as of September 8, 2016.

Indebtedness

During the first six months of 2016, our total debt increased by 21.8%, from Ps. 1,493.4 billion at December 31, 2015 to Ps. 1,819.7 billion at June 30, 2016 primarily due to the financing activities undertaken during this period, as described above under “—Recent Financing Activities” and in Note 15 to the unaudited condensed consolidated interim financial statements included herein.

As of June 30, 2016 and as of the date of this report, we were not in default under any of our financing agreements.

Business Overview

Production

Set forth below are selected summary operating data relating to PEMEX.

	Six months ended June 30,
	2015		2016		Change	%
Operating Highlights
Production
Crude oil (tbpd)		2,262		2,203	(59)	(2.6)
Natural gas (mmcfpd)		6,442		5,992	(450)	(7.0)
Petroleum products (tbpd)		1,218		1,178	(40)	(3.3)
Dry gas from plants (mmcfpd)		3,436		3,179	(257)	(7.5)
Natural gas liquids (tbpd)		336		309	(27)	(8.0)
Petrochemicals (tt)(1)		2,521		2,161	(360)	(14.3)

Average crude oil exports (tbpd)(2)
Olmeca		128.57		110.89	(18)	(13.8)
Isthmus		201.58		146.75	(55)	(27.2)
Maya		833.97		876.32	42	5.1

Total		1,164.12		1,133.96	(30)	(2.6)

Value of crude oil exports (value in millions of U.S. dollars)(2)	U.S. $	10,293.23	U.S. $	6,442.07	(3,843.2)	(37.3)

Average PEMEX crude oil export prices per barrel(3)
Olmeca	U.S. $	55.76	U.S. $	34.77	(21.0)	(37.6)
Isthmus		53.74		32.48	(21.3)	(39.6)
Maya		46.98		31.10	(15.8)	(33.7)

Weighted average price(4)		48.85		31.21	(17.60)	(36.0)

West Texas Intermediate crude oil average price per barrel(5)	U.S. $	55.68	U.S. $	39.78	(15.9)	(28.6)

Notes:	Numbers may not total due to rounding.

tbpd = thousands of barrels per day

mmcfpd = millions of cubic feet per day

tt = thousands of tons

(1)	Includes ethane and sulfur from Pemex-Gas and Basic Petrochemicals for the six months ended June 30, 2015 and from Pemex Industrial Transformation for the six months ended June 30, 2016.
(2)	The volume and value of crude oil exports reflects customary adjustments by the PMI Group to reflect the percentage of water in each shipment as of June 30, 2016.
(3)	Average price during period indicated based on billed amounts.
(4)	On September 8, 2016, the weighted average price of PEMEX’s crude oil export mix was U.S. $39.79 per barrel.
(5)	On September 8, 2016, the West Texas Intermediate crude oil spot price was U.S. $47.62 per barrel.

Source: Petróleos Mexicanos and the PMI Group.

Crude oil production decreased by 2.6% in the first six months of 2016, from 2,262 thousand barrels per day in the first six months of 2015 to 2,203 thousand barrels per day in the first six months of 2016. This decrease was mainly due to:

•	a 5.0% decrease in the production of heavy crude oil, primarily due to (1) an increase in the fractional water flow of wells in highly fractured deposits in the Cantarell business unit; and (2) a natural decline in production at the fields located in the Cantarell business unit in the Northeastern Marine region; and

•	a 1.9% decrease in the production of light crude oil, primarily due to (1) a natural decline in production at Tsimín field in the Litoral de Tabasco business unit and at Ixtal in the Abkatún-Pol-Chuc business unit; (2) the increase in the fractional water flow in the Samaria field of the Samaria Luna business unit and in the Kuil field of the Abkatún-Pol-Chuc business unit; (3) the deferral of certain production fields as a result of the incident in the Abkatún-A platform in February 2016; and (4) the transfer of production to the Xanab field in the Litoral de Tabasco business unit from the Southwestern Marine region. This decrease was partially offset by a 1.4% increase in light crude oil production at the Xanab, Chuhuk and Onel fields in the Southwestern Marine region.

This decrease was partly offset by a 5.7% increase in the production in extra light crude oil, mainly due to a 50% increase in the production in the Xux field in the Southwestern Marine region that began production in June 2014 and that averaged 63.0 thousand barrels per day during the first six months of 2016.

Natural gas production decreased by 7.0% in the first six months of 2016, from 6,442 million cubic feet per day in the first six months of 2015 to 5,992 million cubic feet per day in the first six months of 2016. This decrease in production was primarily a result of the 5.2% decrease in associated gas production, primarily due to (1) the natural decline in production of crude oil and the closing of wells with higher gas-oil ratios at the Akal field of the Cantarell business unit; (2) production deferrals at fields of the Abkatún-Pol-Chuc business unit, as a result of the incident that occurred at the Abkatún-A platform in February 2016; and (3) an 18.6% reduction in non-associated gas production during this period, mainly due to a natural decline in production at the Burgos and Veracruz business units of the Northern region.

Production of petroleum products decreased by 3.3% in the first six months of 2016, from 1,218 thousand barrels per day in the first six months of 2015 to 1,178 thousand barrels per day in the first six months of 2016. This decrease was primarily due to: (1) a decrease in the production of liquefied petroleum gas at gas processing centers, as a result of a reduction in the supply of natural gas; and (2) a 0.6% decrease in the amount of crude oil processed during the second quarter of 2016, as a result of a 0.5% decrease in the crude oil received from our fields. This decrease was partially offset by an increase in production of distillates and fuel oil at the Salamanca and Salina Cruz refineries, along with higher demand for fuel oil from the Federal Electricity Commission.

During the first six months of 2016, dry gas and natural gas liquids production decreased by 7.5% and 8.0%, respectively, as compared to the same period of 2015, due to the decreased availability of sour gas and sweet gas processing from the offshore, onshore and South regions, as well as a reduction in the supply of sweet wet gas from the Burgos basin.

Petrochemicals production decreased by 360 thousand tons, or 14.3%, in the first six months of 2016, from 2,521 thousand tons in the first six months of 2015 to 2,161 thousand tons in the first six months of 2016. This decrease was primarily due to (1) a 117 thousand ton decrease in production in the ethane derivatives chain as a result of non-scheduled shutdowns at the Morelos petrochemical complex due to the limited the supply of ethane during this period as a result of the decreased supply of wet gas from the Abkatún Pol-Chuc business unit, the start of operations of the Braskem-Idesa ethane cracker, and operational problems at the low density polyethylene units of Cangrejera; (2) a 86 thousand ton decrease in the production of methane derivatives chain, due to decreased output of carbon dioxide and ammonia in response to a reduction in the supply of natural gas; (3) a 65 thousand ton decrease in the production in the aromatics and derivatives chain, largely due to a decrease in production of benzene and high octane hydrocarbons, resulting from operational problems at the continuous catalytic regeneration plant, and the shutdown of operations at the styrene plant, as a result of a reduction in the supply of ethylene, benzene and ethyl chloride; (4) a 55 thousand ton decrease in production of other petrochemicals, primarily due to a decrease in the supply of gas and in crude oil processing; and (5) a 37 thousand ton decrease in production in the propylene and derivatives chain, due to lower supply of propylene from the Tula and Minatitlán refineries and the extended non-scheduled maintenance shutdown of the acrylonitrile plant at the Morelos complex.

Exploration and Production

Migration of Assignments at Trión Block

The Board of Directors of Petróleos Mexicanos approved the request to the Ministry of Energy that the first migration of deep water assignments to an exploration and production contract occur at the same time as the competitive bidding process in the fourth bidding round of Round One, which will allocate deep water assignments. We are searching for a qualified private company with which we will enter into an exploration and production contract with respect to the Trión block assignments located in the Perdido Pleating Belt in the Gulf of Mexico. We estimate that the total reserves of this field are approximately 485 million barrels of oil equivalent. Since the Trión block has a depth greater than 2,500 meters, the Trión block field requires a high degree of technical and financial capacity to develop.

On July 28, 2016, the National Hydrocarbons Commission published the tender offer and bidding package to select a partner for Pemex Exploration and Production to carry out exploration and extraction activities in the Trión block field assignments. We expect these contracts to be awarded on December 5, 2016. The suggested minimum plan for this bidding process considers two delimitation wells, one exploratory well and the acquisition of 1,250 square kilometers of specialized 3D seismic information.

Gas and Basic Petrochemicals

Pricing Decrees

On May 24, 2016, the Ministry of Energy announced the implementation of a public policy for the liberalization of natural gas prices by 2018. During 2017, the Comisión Reguladora de Energía (Energy Regulatory Commission) may allow prices of first-hand sales to vary based on market trends, except for the southern part of Mexico. Natural gas prices will continue to be regulated by the Comisión Federal de Competencia Económica (Federal Economic Competition Commission) until it determines that there is effective competition in the wholesale market and efficient and competitive development of the southern part of Mexico.

Fertilizers

Fertinal Transaction

On January 28, 2016, PMX Fertilizantes Pacífico, S.A. de C.V., a PEMEX subsidiary company, acquired 99.99% of the outstanding shares of Grupo Fertinal, S. A. de C.V. (or Fertinal), for a total purchase price of Ps. 3,864 million. We intend to incorporate Fertinal into the gas-ammonia solid fertilizers value chain in order to offer a wide range of fertilizers and cover approximately 50% of the domestic market. The preliminary net fair value of Fertinal’s assets is Ps. 9,442 million (consisting of total assets of Ps. 22,795 million and total liabilities of Ps. 13,353 million), which is Ps. 5,578 million higher than the purchase price paid for Fertinal. PEMEX has a 12-month period to complete its review of the net fair value of Fertinal’s assets, as a result of which the net fair value of Fertinal’s assets may increase or decrease.

Retail Service Station Program

On June 5, 2016, Petróleos Mexicanos announced that a joint branding program had been established with various entities that own and operate retail service stations in Mexico. This program stems from regulatory changes recently implemented pursuant to the energy reform, which allow private companies to participate as retailers in the Mexican gasoline market and purchase gasoline products from Petróleos Mexicanos or importing such products from abroad.

The joint branding program allows our franchisees to rename their retail service stations while continuing to sell our products under our brand. In addition, we will continue to provide technical and operational assistance to such franchisees. We believe that this program will strengthen our relationship with entities that own and operate retail service stations in Mexico as we continue to adapt to the new competitive pressures in the Mexican fuel market.

International Trading

In the first six months of 2016, crude oil and condensates exports sales decreased by approximately 37.3% largely due to a 36.0% decrease in the weighted average price of crude oil condensates and a 2.6% decrease in export sales volume during the first half of 2016 as compared to the first half of 2015. The average price of the Mexican crude oil basket decreased by U.S. $17.60 per barrel, from U.S. $48.85 per barrel during the first half of 2015 to U.S. $31.25 per barrel during the first half of 2016.

Directors, Senior Management and Employees

Recent Appointments

On June 10, 2016, the Board of Directors appointed Luis Rafael Montanaro Sánchez as Director General of Pemex Ethylene. On July 8, 2016, the Board of Directors appointed Juan Lozano Tovar as Director General of Pemex Fertilizers.

On August 19, 2016, the Board of Director of Petróleos Mexicanos appointed Mr. Carlos Murrieta Cummings as Director General of Pemex Industrial Transformation. Mr. Murrieta Cummings’ appointment became effective on September 1, 2016.

On August 19, 2016, the Board of Director of Petróleos Mexicanos appointed Mr. Rodrigo Becerra Mizuno as Corporate Director of Business Processes and Information Technology of Petróleos Mexicanos, replacing Mr. José Luis Luna Cárdenas. Mr. Becerra Mizuno’s appointment became effective on September 5, 2016.

Effective September 7, 2016, Mr. José Antonio Meade Kuribreña was appointed Secretary of Finance and Public Credit and, as a result of such appointment, member of the Board of Directors of Petróleos Mexicanos, replacing Mr. Luis Videgaray Caso.

Employees

On July 20, 2016, Petróleos Mexicanos and the Petroleum Workers’ Union revised their collective bargaining agreement, which revision became effective on August 1, 2016. The revised agreement provides for a 3.17% increase in wages.

Legal Proceedings

On August 2, 2016, the U.S. Court of Appeals for the Second Circuit upheld a decision confirming the validity of an arbitration award against Pemex Exploration and Production in favor of Corporación Mexicana de Mantenimiento Integral, S. de R. L. de C. V. (which we refer to as COMMISA). On August 15, 2016, the Court granted Pemex Exploration and Production an extension until mid-September 2016 to file its arguments in support a petition for a rehearing en banc. The arbitral award relates to a claim filed by COMMISA against Pemex Exploration and Production before the International Court of Arbitration of the International Chamber of Commerce for, among other things, the breach of a construction agreement in connection with two platforms in the Cantarell project. For more information on this dispute, see Note 18 to the unaudited condensed consolidated interim financial statements included herein and Note 25 to the 2015 audited consolidated financial statements included in the Form 20-F. As of the date of this report, a final resolution is still pending.

PETRÓLEOS MEXICANOS,

PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2016 AND DECEMBER 31, 2015 AND

FOR THE THREE AND SIX-MONTH PERIODS ENDED

JUNE 30, 2016 AND 2015

PETRÓLEOS MEXICANOS,

PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2016 AND DECEMBER 31, 2015 AND

FOR THE THREE AND SIX-MONTH PERIODS ENDED

JUNE 30, 2016 AND 2015

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM

STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2016 AND DECEMBER 31, 2015

(Figures stated in thousands, except as noted (Note 2))

	Note	June 30, 2016		December 31, 2015

ASSETS
Current assets:
Cash and cash equivalents	6	Ps.	186,311,030	Ps.	109,368,880
Accounts receivable, net	7		162,635,296		79,245,821
Inventories, net	8		48,983,941		43,770,928
Held-for-sale non-financial assets	9		39,879,185		33,213,762
Derivative financial instruments	16		4,218,819		1,601,106

Total current assets			442,028,271		267,200,497

Non-current assets:
Available-for-sale financial assets	10		5,164,605		3,944,696
Permanent investments in associates and joint ventures	11		24,878,727		24,165,599
Wells, pipelines, properties, plant and equipment, net	12		1,455,052,214		1,344,483,631
Deferred taxes			54,382,065		54,900,384
Restricted cash	6		9,873,384		9,246,772
Intangible assets	13		4,626,674		14,304,961
Other assets	14		59,527,223		57,407,660

Total non-current assets			1,613,504,892		1,508,453,703

Total assets		Ps.	2,055,533,163	Ps.	1,775,654,200

LIABILITIES
Current liabilities:
Short-term debt and current portion of long-term debt	15	Ps.	261,449,685	Ps.	192,508,668
Suppliers			128,214,388		167,314,243
Accounts and accrued expenses payable			22,837,229		13,237,407
Derivative financial instruments	16		27,191,507		27,300,687
Taxes and duties payable			92,060,439		43,046,716

Total current liabilities			531,753,248		443,407,721
Long-term liabilities
Long-term debt	15		1,558,215,897		1,300,873,167
Employee benefits			1,311,771,576		1,279,385,441
Provisions for sundry creditors	17		79,288,273		73,191,796
Other liabilities			11,699,394		8,288,139
Deferred taxes			5,004,860		2,183,834

Total long-term liabilities			2,965,980,000		2,663,922,377

Total liabilities		Ps.	3,497,733,248	Ps.	3,107,330,098

EQUITY (DEFICIT), NET
Controlling interest:
Certificates of Contribution “A”			221,104,835		194,604,835
Mexican Government contributions			43,730,591		43,730,591
Legal reserve			1,002,130		1,002,130
Accumulated other comprehensive result			(297,597,874)		(306,022,973)

Accumulated deficit:
From prior years			(1,265,243,759)		(552,808,762)
Net loss for the period			(145,536,200)		(712,434,997)

Total controlling interest			(1,442,540,277)		(1,331,929,176)
Total non-controlling interest			340,192		253,278

Total equity (deficit), net			(1,442,200,085)		(1,331,675,898)

Total liabilities and equity (deficit), net		Ps.	2,055,533,163	Ps.	1,775,654,200

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM

STATEMENTS OF COMPREHENSIVE INCOME

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Figures stated in thousands, except as noted (Note 2))

	Note	2016		2015
Net sales:
Domestic		Ps.	302,088,323	Ps.	360,889,595
Export			171,529,775		220,588,010
Services income			7,080,417		6,885,276

Total sales			480,698,515		588,362,881
Reversal of impairment of wells, pipelines, properties, plant and equipment, net	12		(99,024,377)		(3,013,120)
Cost of sales			355,953,172		416,090,698

Gross income			223,769,720		175,285,303
Other (expenses) revenues, net			(304,989)		2,316,851
General expenses:
Transportation, distribution and sale expenses			13,223,291		17,750,843
Administrative expenses			55,056,669		57,492,567

Operating income			155,184,771		102,358,744

Financing income			4,229,469		3,056,666
Financing cost			(43,146,606)		(30,991,047)
Derivative financial instruments (cost), net	16		(1,995,379)		(14,867,042)
Exchange loss, net			(125,958,938)		(45,343,956)

			(166,871,454)		(88,145,379)
(Loss) profit sharing in associates	11		(711,162)		1,207,444

(Loss) income before taxes and duties			(12,397,845)		15,420,809
Hydrocarbon extraction duties and others			128,001,955		195,258,294
Income tax			5,078,873		5,338,871

Total taxes and duties			133,080,828		200,597,165

Net loss for the period		Ps.	(145,478,673)	Ps.	(185,176,356)

Other comprehensive results:
Items that will be reclassified subsequently to profit or loss:
Available-for-sale financial assets gain (loss)	10	Ps.	60,036	Ps.	(547,710)
Currency translation effect			8,438,281		5,002,067
Items that will not be reclassified subsequently to profit or loss:
Actuarial (losses) – employee benefits			(43,831)		—

Total other comprehensive results			8,454,486		4,454,357

Comprehensive result for the period		Ps.	(137,024,187)	Ps.	(180,721,999)

Net loss for the period attributable to:
Controlling interest		Ps.	(145,536,200)	Ps.	(185,050,599)
Non-controlling interest			57,527		(125,757)

Net loss for the period		Ps.	(145,478,673)	Ps.	(185,176,356)

Other comprehensive results attributable to:
Controlling interest		Ps.	8,425,099	Ps.	4,444,694
Non-controlling interest			29,387		9,663

Total other comprehensive results for the period		Ps.	8,454,486	Ps.	4,454,357

Comprehensive (loss) for the period:
Controlling interest		Ps.	(137,111,101)	Ps.	(180,605,905)
Non-controlling interest			86,914		(116,094)

Total comprehensive result for the period		Ps.	(137,024,187)	Ps.	(180,721,999)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM

STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Figures stated in thousands, except as noted (Note 2))

	Note	2016		2015
Net sales:
Domestic		Ps.	148,819,131	Ps.	190,144,920
Export			102,996,247		115,427,430
Services income			3,893,897		3,291,284

Total sales			255,709,275		308,863,634
Reversal of impairment of wells, pipelines, plant and equipment, net			(99,024,377)		(9,067,034)
Cost of sales			193,507,174		227,641,607

Gross income			161,226,478		90,289,061
Other (expenses) revenues, net			(2,009,779)		978,332
General expenses:
Transportation, distribution and sale expenses			6,997,583		8,516,149
Administrative expenses			28,133,665		28,825,249

Operating income			124,085,451		53,925,995

Financing income			2,449,402		1,294,532
Financing cost			(23,559,880)		(15,834,231)
Derivative financial instruments (cost) income, net	16		(10,939,463)		1,318,363
Exchange loss, net			(106,935,073)		(28,730,839)

			(138,985,014)		(41,952,175)
(Loss) profit sharing in associates	11		(496,111)		1,168,145

(Loss) income before taxes and duties			(15,395,674)		13,141,965
Hydrocarbon extraction duties and others			63,332,822		94,383,262
Income tax			4,737,663		3,388,773

Total taxes and duties			68,070,485		97,772,035

Net loss for the period		Ps.	(83,466,159)	Ps.	(84,630,070)

Other comprehensive results:
Items that will be reclassified subsequently to profit or loss:
Available-for-sale financial assets gain (loss)	10	Ps.	72,109	Ps.	(493,121)
Currency translation effect			9,228,710		(956,235)
Items that will not be reclassified subsequently to profit or loss:
Actuarial (losses)– employee benefits			(43,831)		—

Total other comprehensive results			9,256,988		(1,449,356)

Comprehensive result for the period		Ps.	(74,209,171)	Ps.	(86,079,426)

Net loss for the period attributable to:
Controlling interest		Ps.	(83,489,174)	Ps.	(84,572,297)
Non-controlling interest			23,015		(57,773)

Net loss for the period		Ps.	(83,466,159)	Ps.	(84,630,070)

Other comprehensive results attributable to:
Controlling interest		Ps.	9,231,160	Ps.	(1,457,713)
Non-controlling interest			25,828		8,357

Total other comprehensive results for the period		Ps.	9,256,988	Ps.	(1,449,356)

Comprehensive (loss) for the period:
Controlling interest		Ps.	(74,258,014)	Ps.	(86,030,010)
Non-controlling interest			48,843		(49,416)

Total comprehensive result for the period		Ps.	(74,209,171)	Ps.	(86,079,426)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Figures Stated in thousands, Except as noted (Note 2))

	Controlling Interest
							Accumulated other comprehensive income						Accumulated deficit
	Certificates of Contribution “A”		Mexican Government contributions		Legal reserve		Available-for-sale financial assets		Cumulative currency translation effect		Actuarial (losses) on employee benefits effect		For the year		From prior years		Total		Non-controlling interest		Total Equity

Balances as of January 1, 2015	Ps.	134,604,835	Ps.	43,730,591	Ps.	1,002,130	Ps.	(2,565,631)	Ps.	16,320,433	Ps.	(408,349,268)	Ps.	—	Ps.	(552,808,762)	Ps.	(768,065,672)	Ps.	344,818	Ps.	(767,720,854)

Increase in Certificates of Contribution “A”		10,000,000		—		—		—		—		—		—		—		10,000,000		—		10,000,000

Comprehensive income (loss) for the period		—		—		—		(547,710)		4,992,404		—		(185,050,599)		—		(180,605,905)		(116,094)		(180,721,999)

Balances as of June 30, 2015	Ps.	144,604,835	Ps.	43,730,591	Ps.	1,002,130	Ps.	(3,113,341)	Ps.	21,312,837	Ps.	(408,349,268)	Ps.	(185,050,599)	Ps.	(552,808,762)	Ps.	(938,671,577)	Ps.	228,724	Ps.	(938,442,853)

Balances as of January 1, 2016	Ps.	194,604,835	Ps.	43,730,591	Ps.	1,002,130	Ps.	(5,771,947)	Ps.	29,550,360	Ps.	(329,801,386)	Ps.	—	Ps.	(1,265,243,759)	Ps.	(1,331,929,176)	Ps.	253,278	Ps.	(1,331,675,898)

Increase in Certificates of Contribution “A”		26,500,000		—		—		—		—		—		—		—		26,500,000		—		26,500,000
Comprehensive income (loss) for the period		—		—		—		60,036		8,408,894		(43,831)		(145,536,200)		—		(137,111,101)		86,914		(137,024,187)

Balances as of June 30, 2016	Ps.	221,104,835	Ps.	43,730,591	Ps.	1,002,130	Ps.	(5,711,911)	Ps.	37,959,254	Ps.	(329,845,217)	Ps.	(145,536,200)	Ps.	(1,265,243,759)	Ps.	(1,442,540,277)	Ps.	340,192	Ps.	(1,442,200,085)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM

STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Figures stated in thousands, except as noted (Note 2))

	2016		2015

Operating activities:
Net loss for the period	Ps.	(145,478,673)	Ps.	(185,176,356)

Depreciation and amortization		63,920,586		77,652,400
Impairment of wells, pipelines, properties, plant and equipment		(99,024,377)		(3,013,120)
Unsuccessful wells		11,260,426		9,517,273
Disposal of wells, pipelines, properties, plant and equipment		1,585,356		4,069,920
(Gains) from business acquisitions		(5,578,658)		—
Loss (profit) sharing in associates		711,162		(1,207,444)
Dividends		(128,051)		(171,451)
Effects of net present value of reserve for well abandonment		1,129,200		611,130
Amortization gains related to debt issuance		(1,362,242)		(2,095,916)
Unrealized foreign exchange loss		122,761,003		48,685,862
Interest expense		43,146,606		29,812,466

		(7,057,662)		(21,315,236)

Derivative financial instruments		(2,726,894)		3,494,531
Accounts receivable		(83,199,786)		(5,779,617)
Inventories		(4,538,307)		3,837,613
Other assets		(1,476,597)		(5,913,867)
Accounts payable and accrued expenses		7,562,387		6,556,187
Taxes paid		49,013,723		(1,460,781)
Suppliers		(39,099,855)		(57,608,798)
Provisions for sundry creditors		3,116,144		(5,035,522)
Employee benefits		32,333,616		43,114,290
Deferred taxes		(161,307)		(794,822)

Net cash flows used in operating activities		(46,234,538)		(40,906,022)

Investing activities:
Acquisition of wells, pipelines, properties, plant and equipment		(58,972,890)		(100,325,322)
Business acquisitions		(3,908,781)		—
Exploration costs		(1,265,879)		(2,276,346)
Investments in associates		—		(30,768)

Net cash flows from investing activities		(64,147,550)		(102,632,436)

Financing activities:
Increase in equity due to Certificates of contributions		26,500,000		10,000,000
Loans obtained from financial institutions		373,924,580		228,348,282
Debt payments, principal only		(180,923,641)		(97,823,096)
Interest paid		(39,077,096)		(26,972,882)

Net cash flows from financing activities		180,423,843		113,552,304

Net increase in cash and cash equivalents		70,041,755		(29,986,154)
Effects of change in cash value		6,900,395		3,256,508
Cash and cash equivalents at the beginning of the period		109,368,880		117,988,528

Cash and cash equivalents at the end of the period (Note 6)	Ps.	186,311,030	Ps.	91,258,882

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2016 AND DECEMBER 31, 2015 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Figures stated in thousands, except as noted (Note 2))

NOTE 1. STRUCTURE AND BUSINESS OPERATIONS OF PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

Petróleos Mexicanos was created by a decree issued by the Mexican Congress on June 7, 1938. The decree was published in the Diario Oficial de la Federación (Official Gazette of the Federation) on July 20, 1938 and came into effect on that date.

On December 20, 2013, the Decreto por el que se reforman y adicionan diversas disposiciones de la Constitución Política de los Estados Unidos Mexicanos, en Materia de Energía (Decree that amends and supplements various provisions of the Mexican Constitution relating to energy matters), was published in the Official Gazette of the Federation and came into effect on December 21, 2013 (the “Energy Reform Decree”). In accordance with the Energy Reform Decree, the Mexican Government will carry out the exploration and extraction of hydrocarbons in the United Mexican States (“Mexico”) through assignments to productive state-owned companies, as well as through agreements with productive state-owned companies and with other companies in accordance with the applicable regulatory law.

The main aspects of the Energy Reform Decree related to Petróleos Mexicanos are:

•	The Mexican Government will retain ownership and control of productive state-owned companies and legislation issued pursuant to the Energy Reform Decree will contain provisions regulating the management, organization, operation, contracting procedures and other legal actions to be undertaken by these productive state-owned companies. In the case of Petróleos Mexicanos, the relevant legislation is the new Ley de Petróleos Mexicanos (Petróleos Mexicanos Law) described below.

•	The Comisión Reguladora de Energía (Energy Regulatory Commission) will have the authority to grant permits to PEMEX and other companies to engage in storage, transport and distribution pipeline of oil, gas, petroleum products and petrochemicals; regulating third party access to pipeline transportation and storage of hydrocarbons and its derivatives, and the regulation of first-hand sales of such products.

•	The Comisión Nacional de Hidrocarburos (National Hydrocarbons Commission) will have the authority to carry on biddings, assign their winners and execute the agreements related to hydrocarbons exploration and extraction as well as regulate exploration and extraction matters.

As part of the secondary legislation enacted in accordance with the Energy Reform Decree, on August 11, 2014, the Petróleos Mexicanos Law was published in the Official Gazette of the Federation. The Petróleos Mexicanos Law became effective on October 7, 2014, once the Board of Directors of Petróleos Mexicanos was designated, except for certain provisions. On December 2, 2014, once the new Board of Directors of Petróleos Mexicanos and the supervision, transparency and accountability mechanisms for Petróleos Mexicanos began operating, the Secretaría de Energía (Ministry of Energy) published in the Official Gazette of the Federation the

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2016 AND DECEMBER 31, 2015 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Figures stated in thousands, except as noted (Note 2))

declaration specified in Transitional Article 10th of the Petróleos Mexicanos Law, pursuant to which the special regime governing Petróleos Mexicanos’ activities relating to productive state-owned subsidiaries, affiliates, compensation, assets, administrative liabilities, state dividend, budget and debt levels came into effect. On June 10, 2015, the Disposiciones Generales de Contratación para Petróleos Mexicanos y sus Empresas Productivas Subsidiarias (General Contracting Provisions for Petróleos Mexicanos and its productive state-owned subsidiaries) was published in the Official Gazette of the Federation and thereafter the special regime for acquisitions, leases, services and public works matters came into effect.

The Ley de Hidrocarburos (Hydrocarbons Law) was published on August 11, 2014 in the Official Gazette of the Federation and became effective the day following its publication. The Hydrocarbons Law repealed the Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo (Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs) that had been in effect prior to its publication.

Once the Petróleos Mexicanos Law came into effect, Petróleos Mexicanos was transformed from a decentralized public entity to a productive state-owned company. Petróleos Mexicanos is a legal entity empowered to own property and carry on business in its own name with the purpose of developing business, economic, industrial and commercial activities in order to carry out exploration and extraction of crude oil and other hydrocarbons in Mexico. In addition, Petróleos Mexicanos performs activities related to refining, gas processing and engineering and research projects to create economic value and increase the income of the Mexican Government, as its owner, while adhering to principles of equity and social and environmental responsibility.

In accordance with the special regime provided under the Petróleos Mexicanos Law, Petróleos Mexicanos is able to perform the activities, operations or services necessary to fulfill its purpose (i) by itself, (ii) with the support of the new productive state-owned subsidiaries and affiliates or (iii) by entering into agreements, alliances, partnerships or any other legal arrangement with Mexican or international entities in the private or public sectors.

The Subsidiary Entities, Pemex Exploración y Producción (Pemex Exploration and Production), Pemex Transformación Industrial (Pemex Industrial Transformation), Pemex Perforación y Servicios (Pemex Drilling and Services), Pemex Logística (Pemex Logistics), Pemex Cogeneración y Servicios (Pemex Cogeneration and Services), Pemex Fertilizantes (Pemex Fertilizers) and Pemex Etileno (Pemex Ethylene), are productive state-owned subsidiaries empowered to own property and carry on business in their own name, subject to the direction and coordination of Petróleos Mexicanos (the “Subsidiary Entities”).

The Subsidiary Entities of Petróleos Mexicanos prior to the Corporate Reorganization (defined below) were Pemex-Exploración y Producción, Pemex-Refinación (Pemex-Refining), Pemex-Gas and Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) and Pemex-Petroquímica (Pemex-Petrochemicals), which were decentralized public entities with a technical, industrial and commercial nature with their own corporate identity and equity, with the legal

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2016 AND DECEMBER 31, 2015 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Figures stated in thousands, except as noted (Note 2))

authority to own property and conduct business in their own names, and were 100% owned by Petróleos Mexicanos and controlled by the Mexican Government; they had been consolidated into and had the characteristics of subsidiaries of Petróleos Mexicanos.

Before the secondary legislation came into effect pursuant to the Energy Reform Decree, the activities of Petróleos Mexicanos and its Subsidiary Entities were regulated mainly by the Constitución Política de los Estados Unidos Mexicanos (Mexican Constitution), the Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs, the Petróleos Mexicanos Law published in the Official Gazette of the Federation on November 28, 2008 and the Decreto que tiene por objeto establecer la estructura, el funcionamiento y el control de los organismos subsidiarios de Petróleos Mexicanos (Decree to establish the structure, operation, and control of the subsidiary entities, or the “Subsidiary Entities Decree”) published in the Official Gazette of the Federation on March 21, 2012.

In accordance with Transitional Article 8th of the Petróleos Mexicanos Law, the Board of Directors of Petróleos Mexicanos, in its meeting held on November 18, 2014, approved the Corporate Reorganization (defined below) proposed by the Director General of Petróleos Mexicanos.

Pursuant to the approved reorganization proposal, the existing four Subsidiary Entities were transformed into two new productive state-owned subsidiaries, which have assumed all of the rights and obligations of the existing Subsidiary Entities (the “Corporate Reorganization”). Pemex-Exploration and Production was transformed into Pemex Exploration and Production, a productive state-owned subsidiary, and Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals were transformed in the productive state-owned subsidiary Pemex Industrial Transformation.

The Board of Directors of Petróleos Mexicanos also approved the creation of the following new Subsidiary Entities: Pemex Drilling and Services, Pemex Logistics, Pemex Cogeneration and Services, Pemex Fertilizers and Pemex Ethylene. Each of these productive state-owned subsidiaries may be transformed into an affiliate of Petróleos Mexicanos if certain conditions set forth in the Petróleos Mexicanos Law are met.

On March 27, 2015, the Board of Directors of Petróleos Mexicanos approved the Estatuto Orgánico de Petróleos Mexicanos (Organic Statute of Petróleos Mexicanos) and the acuerdos de creación (creation resolutions) of each productive state-owned subsidiary. The Subsidiary Entities and their respective principal purposes are as follows:

•	Pemex Exploration and Production: This entity is in charge of exploration and extraction of crude oil and solid, liquid or gaseous hydrocarbons in Mexico, in the exclusive economic zone of Mexico and abroad.

•	Pemex Industrial Transformation: This entity performs activities related to refining, processing, import, export, trading and sale of hydrocarbons.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2016 AND DECEMBER 31, 2015 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Figures stated in thousands, except as noted (Note 2))

•	Pemex Drilling and Services: This entity performs drilling services and repair and services of wells.

•	Pemex Logistics: This entity provides transportation, storage and related services for crude oil, petroleum products and petrochemicals to PEMEX and other companies, through pipelines and maritime and terrestrial means, and provides guard and management services.

•	Pemex Cogeneration and Services: This entity generates, supplies and trades electric and thermal energy, including but not limited to the energy and thermal power produced in power plants and cogeneration plants, as well as performing technical and management services related to these activities to PEMEX and other companies, by itself or through companies in which it participates directly or indirectly.

•	Pemex Fertilizers: This entity produces, distributes and commercializes ammonia, fertilizers and its derivatives, as well as provides related services.

•	Pemex Ethylene: This entity commercializes, distributes and trades methane, ethane and propylene, directly or through others.

The Organic Statute of Petróleos Mexicanos was published, in the Official Gazette of the Federation, on April 28, 2015 and came into effect the day following its publication.

On April 28, 2015, the creation resolutions of the seven productive state-owned subsidiaries were published in the Official Gazette of the Federation. Each creation resolution included a provision establishing that the creation resolution would come into effect once the required administrative procedures to start operations were in place and the Board of Directors of Petróleos Mexicanos issued and published a statement related to each creation resolution in the Official Gazette of the Federation.

On May 29, 2015, the statements related to the creation resolution of the productive state-owned subsidiary Pemex Exploration and Production and the productive state-owned subsidiary Pemex Cogeneration and Services issued by the Board of Directors of Petróleos Mexicanos were published in the Official Gazette of the Federation and, accordingly, these creation resolutions came into effect on June 1, 2015.

On July 31, 2015, the statements related to the creation resolution of the productive state-owned subsidiary Pemex Drilling and Services, the productive state-owned subsidiary Pemex Fertilizers and the productive state-owned subsidiary Pemex Ethylene issued by the Board of Directors of Petróleos Mexicanos were published in the Official Gazette of the Federation and, accordingly, these creation resolutions came into effect on August 1, 2015.

On October 1, 2015, the statement related to the creation resolution of the productive state-owned subsidiary Pemex Logistics issued by the Board of Directors of Petróleos Mexicanos was published in the Official Gazette of the Federation and, accordingly, these creation resolutions came into effect on October 1, 2015.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2016 AND DECEMBER 31, 2015 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Figures stated in thousands, except as noted (Note 2))

On October 6, 2015, the statement related to the creation resolution of the productive state-owned subsidiary Pemex Industrial Transformation issued by the Board of Directors of Petróleos Mexicanos was published in the Official Gazette of the Federation and, accordingly, these creation resolutions came into effect on November 1, 2015.

As of the date of this report, all of the creation resolutions of the productive state-owned subsidiaries have come into effect.

The principal distinction between the Subsidiary Entities and the Subsidiary Companies (as defined below) is that the Subsidiary Entities are productive state-owned entities, whereas the Subsidiary Companies are affiliate companies that were formed in accordance with the applicable laws of each of the respective jurisdictions in which they were incorporated. The “Subsidiary Companies” are defined as those companies which are controlled, directly or indirectly, by Petróleos Mexicanos (see Note 3 (a)).

“Associates,” as used herein, means those companies in which Petróleos Mexicanos does not have effective control (see Note 3 (a)).

Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies are referred to collectively herein as “PEMEX.”

PEMEX’s address and its principal place of business is: Av. Marina Nacional No. 329, Col. Verónica Anzures, Delegación Miguel Hidalgo, 11300 Ciudad de México, México.

NOTE 2. BASIS OF PREPARATION

(a)	Statement of compliance

PEMEX prepared its unaudited condensed consolidated interim financial statements as of June 30, 2016 and December 31, 2015, and for the six-month periods ended June 30, 2016 and 2015, in accordance with IAS 34, “Interim Financial Reporting” (“IAS 34”) of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These unaudited condensed consolidated interim financial statements do not include all the information and disclosure required for full annual consolidated financial statements and should be read in conjunction with PEMEX’s audited consolidated financial statements for the year ended December 31, 2015 and in conjunction with Petróleos Mexicanos’ report on Form 6-K relating to certain recent developments furnished to the U.S. Securities and Exchange Commission (the “SEC”). PEMEX estimates that there is no significant impact on its unaudited condensed consolidated interim financial statements due to the seasonality of operations.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2016 AND DECEMBER 31, 2015 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Figures stated in thousands, except as noted (Note 2))

These unaudited condensed consolidated interim financial statements follow the same accounting policies and methods of computation as the most recent annual financial statements.

On August 31, 2016, these unaudited condensed consolidated interim financial statements under IFRS and the notes hereto were authorized for issuance by the following officers: Mr. M. Salvador Cruz Flores, Deputy Director of Accounting and Fiscal Matters, and Mr. Francisco J. Torres Suárez, Associate Managing Director of Accounting.

(b)	Basis of measurement

The unaudited condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that PEMEX can meet its payment obligations. Since December 31, 2015, the main assumptions to assess the going concern have not changed.

These unaudited condensed consolidated interim financial statements have been prepared using the historical cost basis method, except where it is indicated that certain items have been measured using the fair value model, amortized cost or present value. The principal items measured at fair value are derivative financial instruments (“DFIs”). The principal item measured at amortized cost is debt, while the principal item measured at present value is the provision for employee benefits.

For the periods ended June 30, 2016 and 2015, PEMEX recognized net losses of Ps. 145,478,673 and Ps. 185,176,356, respectively, caused mainly by the decrease in international oil prices, which impacted its sales and the high tax burden applicable to the industry as well as the depreciation of the value of the peso against U.S. dollar. Additionally, as of June 30, 2016 and December 31, 2015, PEMEX had a negative equity of Ps. 1,442,200,085 and Ps. 1,331,675,898 respectively, which resulted in a negative working capital of Ps. 89,724,977 and Ps. 176,207,224, respectively.

PEMEX’s principal use of funds in the six-month period ended June 30, 2016 was repayment of debt, cash flow strengthening through the actions listed below, acquisitions of wells, pipelines, properties, plant and equipment and business acquisitions amounting to Ps. 64,147,550, which were met primarily with cash provided by net cash flows from financing activities that totaled Ps. 180,423,843.

For the period ended June 30, 2016, PEMEX’s net cash flow used in operating activities of Ps. (46,234,538) was less than the resources needed to fund its net capital expenditures of Ps. 60,238,769. Total sales decreased by 18.3% in the six-month period ended June 30, 2016, from Ps. 588,362,881 in the six-month period ended June 30, 2015 to Ps. 480,698,515 in the six-month period ended June 30, 2016.

PEMEX believes net cash flows from its operating and financing activities, including the establishment of lines of credit with certain banks and new financing schemes, will be sufficient to meet its working capital, debt service and capital expenditure requirements in the following 12

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2016 AND DECEMBER 31, 2015 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Figures stated in thousands, except as noted (Note 2))

months from the date of issuance of these unaudited condensed consolidated interim financial statements, due to the adjusted investment, taxation and financing plans made jointly with Mexican Government, to address declining oil prices and maintain its financial strength and flexibility.

Notwithstanding the negative results and adverse environment faced by PEMEX, PEMEX believes that the benefits from the structural changes arising from the Energy Reform described in Note 1 and the actions taken by the management are aimed at ensuring the continuity of PEMEX’s operations, reducing costs, generating more revenue and operating more efficiently. PEMEX received, among other things, the following benefits from the Energy Reform:

•	PEMEX maintained existing customer contracts with the possibility of extending these contracts, thereby ensuring significant revenue from the sale of products and services.

•	As a result of the first bidding process for exploration and production fields (referred to as Round Zero), PEMEX retained 96% of proved reserves in the country. PEMEX also has the opportunity to participate, either by itself or jointly with any other participant, in the auction processes that will allocate the right to explore proved and possible reserves located in the remaining fields.

•	The renegotiation of pension obligations resulted in a decrease in liabilities for employee benefits of Ps. 194,703,087 and in an increase in profit of Ps. 184,272,433 for the year ended December 31, 2015. In addition, the Mexican Government may assume a portion of PEMEX’s pension liabilities in an amount equivalent to the decrease in liabilities for employee benefits mentioned above, once that amount is reviewed by an independent actuarial expert (see Note 20).

In order to ensure compliance with its obligations and operate competitively and efficiently, PEMEX is being redefined by implementing, among other, the following actions:

•	Reduction in the annual budget for 2016 in the amount of Ps. 100,000,000 to partially offset the decline in income and budgeted expenses without significantly affecting production targets for oil and gas. This budget is prepared on an annual basis proposed by executive branch of the Mexican Government and approved by Chamber of Deputies.

•	Identification of opportunities for joint arrangements that can generate additional income and savings in investment costs.

•

Migration of existing assignments of reserves to other companies, which will improve the tax regime applicable to PEMEX. The Board of Directors approved the first migration of deep water assignments to a private exploration and production

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2016 AND DECEMBER 31, 2015 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Figures stated in thousands, except as noted (Note 2))

company. With respect to two of the Trión Block assignments located in the Mexican part of Cinturón Plegado Perdido in the Gulf of Mexico, PEMEX is searching for a qualified private company with which PEMEX will enter into an exploration and production contract. PEMEX estimates that the total reserves of this field are approximately 485 million barrels of oil equivalent. Due to their depth (beyond 2,500 meters), the Trión Block assignments require a high level of technical complexity and financial investment, and PEMEX intends to form alliances with specialized private companies. PEMEX requested to the Ministry of Energy that the first migration of deep water assignments to an exploration and production contract occur at the same time as the competitive bidding process in the fourth bidding round of Round One, which will allocate deep water assignments.

•	Adjustments to investments and financing plans, including the establishment of credit lines with certain banks and new financing schemes.

•	On June 17, 2016, Pemex Exploration and Production obtained approximately U.S. $1,100,000 in connection with the sale and leaseback of certain infrastructure assets used for oil and gas activities. This transaction was recognized as a financing activity due to the fact that PEMEX retained all of the risks and benefits associated with ownership of the asset and substantially all of the operating rights of the asset.

•	As of January 1, 2016, new employees receive a defined contribution plan in which both PEMEX and employees contribute to the employee’s individual account instead of a defined benefit plan in which only PEMEX contributes. Additionally, PEMEX will provide existing employees with the option to migrate from a defined benefit plan to a defined contribution plan.

•	Sale of non-essential assets to obtain working capital.

•	The Mexican Government’s modification of the fiscal regime applicable to PEMEX that will enable PEMEX to deduct more of its exploration and production costs. Under the current low oil price environment, PEMEX estimates (based on a price of crude oil at U.S. $25.00 per barrel) that this will reduce the amount of taxes PEMEX will have to pay for the year ending December 31, 2016 by approximately Ps. 50,000,000. If prices of crude oil increase, PEMEX would be able to take greater deductions.

•	As of June 30, 2016, PEMEX had paid approximately Ps. 103,442,000 to suppliers and contractors as part of its commitment to repay its outstanding balances of accounts payable to suppliers. PEMEX’s strategy consisted of prioritizing payments to small and medium size companies with outstanding amounts up to Ps. 85,000 each, which represented approximately 90% of the total outstanding balance payable to suppliers and contractors as of December 31, 2015, which was Ps. 167,314,243.

•	On July 8, 2016, the Board of Directors approved the annual budget for 2017, which will be subsequently submitted for approval by the Mexican Congress in September 2016.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2016 AND DECEMBER 31, 2015 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Figures stated in thousands, except as noted (Note 2))

PEMEX is not subject to the Ley de Concursos Mercantiles (the Bankruptcy Law) and none of PEMEX’s existing financing agreements include any clause that would lead to the demand for immediate payment of the respective debt due to having negative equity.

As a result of the foregoing factors and of the additional financial support received from the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit, or the “SHCP”), including a capital contribution of Ps. 26,500,000, on April 21, 2016 and because, in accordance with IAS 1, “Presentation of Financial Statements” (“IAS 1”), Management does not intend to liquidate PEMEX or to cease trading, PEMEX prepared its unaudited condensed consolidated interim financial statements as of June 30, 2016 and December 31, 2015 on a going concern basis. However, PEMEX has had recurring net losses from its operations, negative working capital and negative equity, which cast significant doubt upon the entity’s ability to continue as a going concern. PEMEX has disclosed the circumstances that have caused these negative trends and the actions it is taking to face them. These financial statements do not contain any adjustments that would be required if they were not prepared on a going concern basis.

(c)	Functional and reporting currency and translation of foreign currency operations

These unaudited condensed consolidated interim financial statements are presented in Mexican pesos, which is both PEMEX’s functional currency and reporting currency, due to the following:

i.	the economic environment in which PEMEX operates is Mexico, where the legal currency is the Mexican peso;

ii.	PEMEX is an entity owned by the Mexican Government. Petróleos Mexicanos and its subsidiary entities have budgetary autonomy, subject to maintaining financial balance (the difference between income and total net spending, including the financial cost of the public debt of the Mexican Government and the entities directly controlled by the Mexican Government), the spending cap and personnel service proposed by SHCP and approved by the Mexican Congress, in Mexican pesos.

iii.	benefits to employees were approximately 38% of PEMEX’s total liabilities as of June 30, 2016 and 41% of PEMEX’s total liabilities as of December 31, 2015. The reserve maintained to meet these obligations is computed, denominated and payable in Mexican pesos; and

iv.	cash flows for payment of general expenses, taxes and duties are realized in Mexican pesos.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2016 AND DECEMBER 31, 2015 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Figures stated in thousands, except as noted (Note 2))

Although the prices of several products are based on international U.S. dollar indices, domestic selling prices are governed by the economic and financial policies established by the Mexican Government. Accordingly, cash flows from domestic sales are generated and recorded in Mexican pesos.

Mexico’s monetary policy regulator, the Banco de México, requires that Mexican Government entities other than financial entities sell their foreign currency to the Banco de México in accordance with its terms, receiving Mexican pesos in exchange, which is the legal currency in Mexico.

Translation of financial statements of foreign operations

The unaudited condensed consolidated interim financial statements of foreign subsidiaries and associates are translated into the reporting currency by identifying if the functional currency is different from the currency for recording the foreign operations. If the currencies for a foreign transaction are different, then the currency for recording the foreign transaction is first translated into the functional currency and then translated into the reporting currency using the period-end exchange rate for assets and liabilities reported in the unaudited condensed consolidated interim statements of financial position, the historical exchange rate at the date of the transaction for equity items and the weighted average exchange rate for income and expenses reported in the statement of comprehensive income of the period.

(d)	Terms definition

References in these unaudited condensed consolidated interim financial statements and the related notes to “pesos” or “Ps.” refers to Mexican pesos, “U.S. dollars” or “U.S. $” refers to dollars of the United States of America, “yen” or “¥” refers to Japanese yen, “euro” or “€” refers to the legal currency of the European Economic and Monetary Union, “Pounds sterling” or “₤” refers to the legal currency of the United Kingdom, “Swiss francs” or “CHF” refers to the legal currency of the Swiss Confederation, “Canadian dollars” or “CAD” refers to the legal currency of Canada and “Australian dollars” or “AUD” refers to the legal currency of Australia. Figures in all currencies are presented in thousands of the relevant currency unit, except exchange rates and product and share prices.

(e)	Significant events and transactions

Information regarding events and transactions that are significant to understanding the changes in PEMEX’s financial position and the performance of its consolidated financial statements since December 31, 2015, including information relating to the analysis of PEMEX as a going concern, is included in the following sections of Petróleos Mexicanos’ report on Form 6-K relating to certain recent developments furnished to the SEC:

•	Operating and Financial Review and Prospects;

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2016 AND DECEMBER 31, 2015 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Figures stated in thousands, except as noted (Note 2))

•	Liquidity and Capital Resources; and

•	Business Overview.

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES

The preparation of the unaudited condensed consolidated interim financial statements in accordance with IFRS requires the use of estimates and assumptions made by PEMEX’s management that affect the recorded amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of these unaudited condensed consolidated interim financial statements, as well as the recorded amounts of income and expenses during the period.

Significant estimates and underlying assumptions are reviewed on an ongoing basis, and revisions to accounting estimates are recognized in the period in which any estimates are revised and in any future periods affected by such revision.

In particular, information about assumptions, estimation uncertainties and critical accounting policies that have the most significant effect on the amounts recognized in the unaudited condensed consolidated interim financial statements are described in the following notes:

•	Note 3(d) Financial instruments

•	Note 3(g) Wells, pipelines, properties, plant and equipment, net; successful efforts accounting method

•	Note 3(i) Impairment of non-financial assets

•	Note 3(k) Provisions

•	Note 3(l) Employee benefits

•	Note 3(m) Taxes and federal duties

•	Note 3(o) Contingencies

Actual results could differ from those estimates and assumptions.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2016 AND DECEMBER 31, 2015 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Figures stated in thousands, except as noted (Note 2))

Below is a summary of the principal accounting policies, which have been consistently applied to each of the periods presented and followed by PEMEX in the preparation of its unaudited condensed consolidated interim financial statements:

(a)	Basis of consolidation

The unaudited condensed consolidated interim financial statements include those of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies. All intercompany balances and transactions have been eliminated in the preparation of the unaudited condensed consolidated interim financial statements pursuant to IFRS 10, “Consolidated Financial Statements” (“IFRS 10”).

Unrealized gains arising from transactions with entities whose investment is accounted for using the equity method are eliminated against the investment to the extent of participation in such entities. Unrealized losses are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment.

Investment in subsidiaries

The Subsidiary Entities and Subsidiary Companies are those controlled by Petróleos Mexicanos. The Subsidiary Entities and Subsidiary Companies are consolidated from the date that control commences until the date that control ceases.

Petróleos Mexicanos controls a subsidiary when it is exposed to or has rights to variable returns from the company and has the ability to affect those returns through its power over the company.

The financial information of the Subsidiary Entities and Subsidiary Companies has been prepared based on the same period of Petróleos Mexicanos’ unaudited condensed consolidated interim financial statements applying the same accounting policies.

For more information about Subsidiary Companies, see Note 4.

Permanent investments in associates and joint arrangements

Associates are those entities in which PEMEX has significant influence but not the power to control financial and operational decisions. It is assumed that there is significant influence when PEMEX owns directly or indirectly between 20% and 50% of voting rights in another entity.

Joint arrangements are those arrangements whereby two or more parties have joint control. A joint arrangement is either a joint operation or a joint venture. The classification of a joint arrangement as a joint operation or a joint venture depends on the rights and obligations of the parties to the arrangements. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangements. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2016 AND DECEMBER 31, 2015 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Figures stated in thousands, except as noted (Note 2))

Investments in associates and joint ventures are recognized based on the equity method and recorded initially at cost, including any goodwill identified on acquisition. With respect to joint operations, the assets, liabilities, income and expenses are recognized in relation to participation in the arrangement and in accordance with the applicable IFRS. The investment cost includes transaction costs.

The unaudited condensed consolidated interim financial statements include the proportion of gains, losses and other comprehensive income corresponding to PEMEX’s share in each investee, once these items are adjusted to align with the accounting policies of PEMEX, from the date that significant influence and joint control begins to the date that such influence or joint control ceases.

When the value of the share of losses exceeds the value of PEMEX’s investment in an associate or joint venture, the carrying value of the investment, including any long-term investment, is reduced to zero and PEMEX ceases to recognize additional losses, except in cases where PEMEX is jointly liable for obligations incurred by those associates and/or joint ventures.

For more information about associates and joint arrangements, see Note 11.

Non-controlling interest

The interests of third parties who do not have a controlling interest in the equity or comprehensive result of subsidiaries of PEMEX are presented in the unaudited condensed consolidated interim statements of financial position, the unaudited condensed consolidated interim statements of changes in equity (deficit) as “non-controlling interest” and as “net income and comprehensive income for the period, attributable to non-controlling interests,” in the unaudited condensed consolidated interim statements of comprehensive income.

Dividends paid in cash and assets other than cash

A liability for distributions of dividends in cash and non-cash assets to third parties is recognized when the distribution is authorized by the Board of Directors. The corresponding amount is recognized directly in equity.

Distributions of non-cash assets are measured at the fair value of the assets to be distributed. Changes relating to re-measurements of the fair value between the date on which the distribution is declared and the time when the assets are transferred are recognized directly in equity.

When distributing non-cash assets, any difference between the dividend paid and the carrying amount of the assets distributed is recognized in the unaudited condensed consolidated interim statements of comprehensive income.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2016 AND DECEMBER 31, 2015 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Figures stated in thousands, except as noted (Note 2))

(b)	Transactions in foreign currency

In accordance with IAS 21, “The Effects of Changes in Foreign Exchange Rates” (“IAS 21”), transactions in foreign currencies are translated to the functional currency at exchange rates at the dates of the transactions and of the presentation of financial information.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss in the period in which they arise. When a gain or loss on a non-monetary item is recognized in other comprehensive results, any exchange component of that gain or loss is recognized in other comprehensive results. Conversely, when a gain or loss on a non-monetary item is recognized in profit or loss, any exchange component of that gain or loss shall be recognized in profit or loss for the period.

(c)	Fair value measurement

PEMEX measures certain financial instruments such as DFIs at fair value as of the closing date of the relevant reporting period.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A measurement at fair value assumes that the sale of the asset or transfer of a liability occurs:

i. in the principal market for the asset or liability; or

ii. in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal market or the most advantageous market must be accessible for PEMEX.

The fair value of an asset or liability is measured by using the same assumptions that market participants would make when pricing the asset or liability under the premise that market participants take into account highest and best use of the asset or liability.

(d)	Financial instruments

Financial instruments are classified as: (i) financial instruments measured at fair value through profit or loss; (ii) financial instruments held to maturity; (iii) available-for-sale financial assets; (iv) investments in equity instruments; (v) loans and receivables; or (vi) DFIs. PEMEX determines the classification of its financial instruments at the time of initial recognition.

PEMEX’s financial instruments include cash and short-term deposits, available-for-sale financial assets, accounts receivable, other receivables, loans, accounts payable to suppliers, other accounts payable, borrowings and debts, as well as DFIs.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2016 AND DECEMBER 31, 2015 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Figures stated in thousands, except as noted (Note 2))

Below are descriptions of the financial instruments policies employed by PEMEX:

Financial instruments measured at fair value through profit or loss

A financial instrument is measured at fair value through profit or loss if it is classified as held for trading or designated as such upon initial recognition. Financial assets are designated at fair value through profit or loss if PEMEX manages such investments and makes purchase and sale decisions based on their fair value in accordance with PEMEX’s documented risk management or investment strategy. In addition, directly attributable transaction costs are recognized in the unaudited condensed consolidated interim statements of comprehensive income for the period. These financial instruments are recognized at fair value and corresponding changes relating to dividend income are recognized in the unaudited condensed consolidated interim financial statements of comprehensive income.

Available-for-sale financial assets

Available-for-sale financial assets are non-DFIs that are designated as available-for-sale or are not classified in any of the previous categories. PEMEX’s investments in certain equity securities and debt securities are classified as available-for-sale financial assets. Available-for-sale financial assets are recognized initially at fair value plus any directly attributable transaction costs.

Subsequent to initial recognition, available-for-sale financial assets are measured at fair value. In addition, any gains or losses associated with such instruments, as well as foreign exchange differences are recognized in other comprehensive results and presented in the fair value reserve in equity. When an investment is derecognized, any gains or losses accumulated in the equity are reclassified to profit or loss.

Sales and purchases of financial assets that require the delivery of such assets within a period of time established by market practice are recognized as of the negotiation date (the date on which PEMEX commits to purchase or sell the asset).

Loans and receivables

Loans and receivables are initially recognized at fair value. After initial recognition, loans and debt securities that bear interest are measured at amortized cost using the effective interest rate (“EIR”) method, less impairment losses.

The amortized cost is calculated based on any discount or premium on acquisition and fees and costs that are an integral part of the EIR method. Amortization of costs is included under the heading of financing cost in the statement of comprehensive income.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2016 AND DECEMBER 31, 2015 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Figures stated in thousands, except as noted (Note 2))

Derivative financial instruments

DFIs presented in the consolidated statement of financial position are carried at fair value. In the case of DFIs held for trading, changes in fair value are recorded in profit or loss; in the case of DFIs formally designated as and that qualify for hedging, changes in fair value are recorded in the statement of comprehensive income using cash flow or fair value hedge accounting, with gains or losses classified in accordance with the earnings treatment of the hedge transaction.

Embedded derivatives

PEMEX evaluates the potential existence of embedded derivatives, which may be found in the terms of its contracts, or combined with other host contracts, which could be structured financial instruments (debt or equity instruments with embedded derivatives). Embedded derivatives have terms that implicitly or explicitly meet the characteristics of a DFI. In some instances, these embedded derivatives must be segregated from the underlying contracts and measured, recognized, presented and disclosed as DFIs, such as when the economic risks and terms of the embedded derivative are not clearly and closely related to the underlying contract.

Impairment of financial assets

At each reporting date, PEMEX evaluates whether there is objective evidence that a financial asset or group of financial assets is impaired, in which case the value of the recoverable amount of the asset is calculated. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of the financial asset.

Objective evidence that a financial asset or group of assets is impaired includes significant financial difficulty of the issuer or obligor, a breach of contract, such as a default or delinquency in interest or principal payments; the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider; it becoming probable that the borrower will enter bankruptcy or other financial reorganization; the disappearance of an active market for that financial asset because of financial difficulties; or observable data indicating that there is a measurable decrease in the estimated future cash flows. Impairments by asset are:

Impairment of financial assets carried at amortized cost

The impairment of financial assets carried at amortized cost is measured as the difference between the assets carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The amount of the loss shall be recognized in profit or loss.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2016 AND DECEMBER 31, 2015 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Figures stated in thousands, except as noted (Note 2))

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the impairment loss previously recognized shall be reversed in the income result.

Impairment in available-for-sale financial assets

Additionally to the above mentioned, a significant or prolonged decline in the fair value of an available-for-sale financial asset is also objective evidence of impairment.

When there is objective evidence of the impairment of an asset, the accumulated loss recognized in other comprehensive income shall be reclassified from equity to profit or loss even though the financial asset has not been derecognized.

If, in a subsequent period, the impairment loss decreases and the reduction could be objectively related to an event occurring after the impairment recognition, this impairment loss previously recognized shall be reversed in the income result.

(e)	Cash and cash equivalents

Cash and cash equivalents are comprised of cash balances on hand, deposits in bank accounts, foreign currency reserves and instruments with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, which are used in the management of PEMEX’s short-term commitments.

Cash subject to restrictions or that cannot be exchanged or used to settle a liability within 12 months is not considered part of this line item and is presented in non-current assets.

(f)	Inventories and cost of sales

PEMEX’s inventories are valued at the lower of cost or net realizable value. Cost is determined based on the cost of production or acquisition of inventory and other costs incurred in transporting such inventory to its present location and in its present condition, using the average cost formula. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling costs. The estimate takes into consideration, among other things, the decrease in the value of inventories due to obsolescence.

Cost of sales represents the cost of production or acquisition of inventories at the time of sale, increased, where appropriate, by declines in net realizable value of inventories during the period.

Advance payments to suppliers for inventory purchases are recognized as part of inventory when the risks and benefits of the ownership of the inventory have been transferred to PEMEX.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2016 AND DECEMBER 31, 2015 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Figures stated in thousands, except as noted (Note 2))

(g)	Wells, pipelines, properties, plant and equipment, net; successful efforts accounting method

Wells, pipelines, properties, plant and equipment are recorded at acquisition or construction cost less accumulated depreciation and accumulated impairment losses.

PEMEX uses the successful efforts method for the exploration and production of crude oil and gas activities, considering the criteria mentioned in IFRS 6, “Exploration for and Evaluation of Mineral Resources,” in relation to the recognition of exploration and drilling assets. Costs of development wells and related plant, property and equipment involved in the exploitation of oil and gas are recorded as part of the cost of assets. The costs of exploratory wells in areas that have not yet been designated as containing proved reserves are recorded as intangible assets until it is determined whether they are commercially viable to capitalize as fixed assets, otherwise they are recognized as exploration expenses. Other expenditures on exploration are recognized as exploration expenses as they are incurred.

In accordance with IAS 16, “Property, Plant and Equipment” (“IAS 16”), initial cost of wells, pipelines, properties, plant and equipment are initially recorded at cost, which includes their original purchase price or construction cost, any costs attributable to bringing the assets to a working condition for their intended use and the costs of dismantling and removing the items and restoring the site on which they are located, including the estimated cost of plugging and abandoning wells.

The cost of financing projects that require large investments or financing incurred for projects, net of interest revenues from the temporary investment of these funds, is recognized as part of wells, pipelines, properties, plant and equipment when the cost is directly attributable to the construction or acquisition of a qualifying asset. The capitalization of these costs is suspended during periods in which the development of construction is interrupted, and its capitalization ends when the activities necessary for the use of the qualifying asset are substantially completed. All other financing costs are recognized in the unaudited condensed consolidated interim financial statements of comprehensive income in the period in which they are incurred.

The cost of self-constructed assets includes the cost of materials and direct labor interest on financing and any other costs directly attributable to start-up. In some cases the cost also includes the cost of dismantling and removal.

Expenditures related to the construction of wells, pipelines, properties, plant and equipment during the stage prior to commissioning are stated at cost as intangible assets or construction in progress, in accordance with the characteristics of the asset. Once the assets are ready for use, the costs are transferred to the respective component of wells, pipelines, properties, plant and equipment and depreciation or amortization begins.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2016 AND DECEMBER 31, 2015 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Figures stated in thousands, except as noted (Note 2))

The costs of major maintenance or replacement of a significant component of an item of wells, pipelines, properties, plant and equipment are recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the component will flow to PEMEX and its cost can be measured reliably. The costs of recurring maintenance, repairs and renovations of wells, pipelines, properties, plant and equipment carried out to maintain the facilities in normal operations are recognized in profit or loss as incurred.

Depreciation and amortization of capitalized costs in wells are determined based on the estimated economic life of the field to which the wells belong, considering the relationship between the production of barrels of oil equivalent for the period and proved developed reserves of the field, as of the beginning of the period, with quarterly updates for new development investments.

Depreciation of pipelines, properties, plant and equipment is recognized in profit or loss on a straight-line basis over the estimated useful life of the asset, beginning as of the date that the asset is available for use, or in the case of construction, from the date that the asset is completed and ready for use.

When parts of an item of wells, pipelines, properties and equipment have different useful lives than such item and a cost that is significant relative to the total cost of the item, the part is depreciated separately.

Estimated useful lives of items of properties, plant and equipment are reviewed if expectations differ from previous estimates.

Pipelines, properties, and equipment received from customers are initially recognized at fair value as revenue from ordinary operating activities if PEMEX has no future obligations to the customer who transferred the item. In contrast, if PEMEX does have future obligations to such a customer, the initial recognition is as a deferred liability relating to the period in which the items will provide PEMEX with a service.

The capitalized value of finance leases is also included in the line item of wells, pipelines, properties, plant and equipment. Properties, plant and equipment acquired through financial leases are depreciated over the shorter of the lease term or the useful life of the asset.

Advance payments for the acquisition of pipelines, properties, plant and equipment are also recognized in the line item of wells, pipelines, properties, plant and equipment when the risks and benefits of the ownership have been transferred to PEMEX.

(h)	Crude oil and natural gas reserves

Under Mexican law, all crude oil and other hydrocarbon reserves located in the subsoil of Mexico are owned by the Mexican nation and not by PEMEX. Under the Petróleos Mexicanos Law and according with applicable accounting standards, as of the date of these unaudited

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2016 AND DECEMBER 31, 2015 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Figures stated in thousands, except as noted (Note 2))

condensed consolidated interim financial statements, the reserves assigned to PEMEX by the Mexican Government are not registered for accounting purposes. Pemex Exploration and Production estimates total proved oil and natural gas reserve volumes in accordance with Rule 4-10(a) of Regulation S-X (“Rule 4-10(a)”) of the SEC as amended, and where necessary, in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (the “SPE”) as of February 19, 2007. These procedures are consistent with international reserves reporting practice. The estimation of these reserves depends on assumptions made and the interpretation of the data available, and may vary among analysts. The results of drilling activities, test wells and production after the date of estimation are utilized in future revisions of reserves estimates.

Although PEMEX does not own the oil and other hydrocarbon reserves within Mexico, these accounting procedures allow PEMEX to record the effects that such oil and other hydrocarbon reserves have on its unaudited condensed consolidated interim financial statements, including, for example, in the depreciation and amortization line item.

(i)	Impairment of non-financial assets

The carrying amounts of PEMEX’s non-financial assets, other than inventories and deferred taxes, are assessed for indicators of impairment at the end of each reporting period. If the net carrying value of the asset exceeds the recoverable amount, PEMEX records an impairment charge in its statement of comprehensive income.

A cash-generating unit is the smallest identifiable group of assets which can generate cash inflows independently from other assets or groups of assets.

The recoverable amount is defined as the higher of the fair value minus the cost of disposal and the use value. Value in use is the discounted present value of the future cash flows expected to arise from the continuing use of an asset, and from its disposal at the end of its useful life. In measuring value in use, the discount rate applied is the pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value is calculated using discounted cash flows determined by the assumptions that market participants would apply in order to estimate the price of an asset or cash generating unit if such participants were acting in their best economic interest.

In the case of cash-generating assets or items dedicated to the exploration and evaluation of hydrocarbons reserves, the recoverable amount is determined by adjusting the value in use, which is based on the proved and probable reserves, for the risk factor associated with such reserves.

Both impairment losses and reversals are recognized in the statement of comprehensive income in the costs and expenses line items in which the depreciation and amortization of the relevant assets are recognized. Impairment losses may not be presented as part of the costs that have been capitalized in the value of any asset. Impairment losses related to inventories are recognized as part of cost of sales. Impairment losses on investments in associates, joint ventures and other permanent investments are recognized as profit (loss) sharing in associates.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2016 AND DECEMBER 31, 2015 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Figures stated in thousands, except as noted (Note 2))

If an impairment loss subsequently improves, and such improvement is greater than the carrying value of the asset and appears to be permanent, the impairment loss recorded previously is reversed only up to the carrying amount of the item, as though no impairment had been recognized.

(j)	Leases

The determination of whether an agreement is or contains a lease is based on the content of the agreement at the date of execution. An agreement contains a lease if performance under the agreement depends upon the use of a specific asset or assets, or if the agreement grants the right to use the asset.

Finance leases, which transfer to PEMEX substantially all the inherent benefits and risks of the leased property, are capitalized at the date the lease commences, and the value is recorded as the lower of the fair value of the leased property and the present value of the minimum lease payments. Payments on the lease are divided between the financial costs and the amortization of the remaining debt principal in order to achieve a constant interest rate for the outstanding liability. The financing costs are recognized in the statement of comprehensive income.

Operating lease payments that do not transfer to PEMEX substantially all the risks and benefits of ownership of the leased asset are recognized as expenses in the statement of comprehensive income on a straight line basis over the term of the lease. Operating lease payments that do transfer to PEMEX substantially all the risks and benefits of ownership are instead capitalized and treated as under the paragraph above.

(k)	Provisions

PEMEX recognizes provisions where, as a result of a past event, PEMEX has incurred a present obligation for which a future disbursement is probable and the value of such disbursement is reasonably estimable. In certain cases, such amounts are recorded at their present value.

Environmental liabilities

In accordance with applicable legal requirements and accounting practices, an environmental liability is recognized when the cash outflows are probable and the amount is reasonably estimable. Disbursements related to the conservation of the environment that are linked to revenue from current or future operations are accounted for as costs or assets, depending on the circumstances of each disbursement. Disbursements related to past operations, which no longer contribute to current or future revenues, are accounted for as current period costs.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2016 AND DECEMBER 31, 2015 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Figures stated in thousands, except as noted (Note 2))

The accrual of a liability for a future disbursement occurs when an obligation related to environmental remediation, for which PEMEX has the information necessary to determine a reasonable estimated cost, is identified.

Retirement of assets

The obligations associated with the future retirement of assets, including those related to the retirement of wells, pipelines, properties, plant and equipment and their components, but excluding those related to the retirement of wells, are recognized at the date that the retirement obligation is incurred, based on the discounted cash flow method. The determination of the fair value is based on existing technology and regulations. If a reliable estimation of fair value cannot be made at the time the obligation is incurred, the accrual will be recognized when there is sufficient information to estimate the fair value.

The obligations related to the costs of future retirement of assets associated with the principal refining processes for gas and petrochemicals are not recognized. These assets are considered to have an indefinite useful life due to the potential for maintenance and repairs.

The abandonment costs related to wells currently in production and wells temporarily closed are recorded in the statement of comprehensive income based on the units of production method. Total cost of abandonment and plugging for non-producing wells is recognized in the statement of comprehensive income at the end of each period. All estimations are based on the useful lives of the wells, considering their discounted present value. Salvage values are not considered, as these values commonly have not traditionally existed.

(l)	Employee benefits

Beginning January 1, 2016, PEMEX operates a defined contribution plan and a defined benefit pension plan. Until December 31, 2015, PEMEX only operated a defined benefit pension plan.

Defined contribution plan

In this plan both PEMEX and the employee make contributions to the worker’s individual account. These contributions will be recognized on an accrual basis as either a cost, expense or active, and as a liability.

When contributions to the defined contribution plan are not expected to be fully settled within 12 months after the end of the annual reporting period in which the employee rendered related services, they will be discounted using the defined benefit plan discount rate.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2016 AND DECEMBER 31, 2015 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Figures stated in thousands, except as noted (Note 2))

Defined benefit plan

PEMEX recognizes the cost for defined benefit plans based on independent actuarial computations applying the projected unit credit method. Actuarial gains and losses are recognized within other comprehensive results for the period in which they occur.

The costs of prior services are recognized within profit or loss for the period in which they are incurred.

The asset or liability in the defined benefit plan comprise the present value of the defined benefit obligation less the fair value of plan assets for which obligations have to be settled. The value of any asset is limited to the present value of any available reimbursements and reductions in future contributions to the plan.

In addition, seniority premiums payable for disability, death and survivors benefits, medical services and gas and basic food basket for beneficiaries are recognized within other long-term employee benefits.

Termination benefits are recognized in profit or loss for the period in which they are incurred.

Obligations and costs of the defined benefit pensions plans recognized for interim periods are estimated in accordance with the actuarial calculation of prior year.

(m)	Taxes and federal duties

Current income tax

Current income tax assets or liabilities for the current and prior years shall be measured at the amount expected to be paid or recovered from the taxation authorities, using the tax rates that have been enacted or substantively enacted by the end of the year.

Current taxes related with items that are recognized in equity shall be presented directly in other comprehensive income. At the end of each reporting period, Petróleos Mexicanos evaluates the regulations that are subject to interpretation and creates corresponding provisions when necessary.

Deferred taxes

Deferred taxes are recorded based on the assets and liabilities method, which consists of the recognition of deferred taxes by applying tax rates applicable to the income tax to the temporary differences between the carrying value and tax values of assets and liabilities at the date of these unaudited condensed consolidated interim financial statements.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2016 AND DECEMBER 31, 2015 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Figures stated in thousands, except as noted (Note 2))

Deferred tax liability shall be recognized for all taxable temporary differences, except to the extent that the deferred tax liability arises from:

•	the initial recognition of goodwill or the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction, affects neither accounting profit nor taxable profit or tax loss; and

•	for taxable temporary differences associated with investments in subsidiaries, branches and associates, and interest in joint arrangements, a deferred tax liability shall be recognized when the parent, investor, joint venture or joint operator is able to control the timing of reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences and the carry forward of unused tax credits and any tax losses to the extent that it is probable that taxable profit will be available against deductible temporary differences and that the carry forward of unused tax credits and unused tax losses can be utilized, unless:

•	the deferred tax asset relating to deductible temporary difference arises from the initial recognition of asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit or tax loss; and

•	in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available, against which the temporary differences can be utilized.

The carrying amount of a deferred tax asset shall be reviewed at the end of each reporting period. An entity shall reduce the carrying amount of a deferred tax asset to the extent that it is no longer probable that a sufficient taxable profit will be available to allow the benefit of that deferred tax asset to be utilized in whole or in part. Unrecognized deferred tax assets are revalued at each reporting date and will be recognized to the extent that it is probable that future taxable income will be sufficient to allow for the recovery of the deferred tax asset.

Deferred tax assets and liabilities shall be measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets and deferred tax liabilities related with items that are recognized in equity shall be presented directly in other comprehensive income.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2016 AND DECEMBER 31, 2015 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Figures stated in thousands, except as noted (Note 2))

An entity shall offset deferred tax assets and deferred tax liabilities, if and only if the entity has a legal right to set off current tax assets against current tax liabilities and are levied by the same taxation authority or the same taxable entity.

Federal taxes and duties

PEMEX is subject to certain special taxes and duties, which are based on the value of hydrocarbons extracted, with certain deductions and established quotas set for the time spent and surface exploration.

These taxes and duties are recognized in accordance with IAS 12, “Profit Tax” (IAS 12), when they have the characteristics of income tax, which occurs when such taxes are set by a government authority and are determined on a formula that considers the balance of income (or extraction valued at a selling price) less expenses. Taxes and duties that meet this criteria should be recognized for current and deferred income tax based on the above paragraphs. Taxes and duties that do not meet this criteria are recognized as liabilities, affecting the costs and expenses relating to the transactions that gave rise to them.

(n)	Impuesto Especial sobre Producción y Servicios (Special Tax on Production and Services, or “IEPS Tax”)

The IEPS Tax charged to customers is a tax on domestic sales of gasoline and diesel. The applicable rates depend on, among other factors, the product, producer’s price, freight costs, commissions and the region in which the respective product is sold.

(o)	Contingencies

Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the unaudited condensed consolidated interim financial statements. Contingent revenues, earnings or assets are not recognized until realization is assured.

(p)	Revenue recognition

Sales revenue is recognized the moment at which the risks and benefits of ownership of crude oil, refined products, natural gas, and derivative and petrochemical products are transferred to the customers who acquire them, which occurs as follows:

•	in accordance with contractual terms;

•	the moment at which the customer picks up product at PEMEX’s facilities; or

•	the moment at which PEMEX delivers the product to the delivery point.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2016 AND DECEMBER 31, 2015 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Figures stated in thousands, except as noted (Note 2))

PEMEX recognizes revenues for services at the time the collection right on such services arises.

(q)	Presentation of unaudited condensed consolidated interim statements of comprehensive income

The costs and expenses shown in PEMEX’s unaudited condensed consolidated interim statements of comprehensive income are presented based on their function, which allows for a better understanding of the components of PEMEX’s operating income. This classification allows for a comparison to the industry to which PEMEX belongs.

Cost of sales

Cost of sales represents the cost of inventories at the time of sale. Cost of sales includes depreciation, amortization, salaries, wages and benefits, a portion of the cost of the reserve for employee benefits and operating expenses related to the production process.

Other revenues and expenses, net

For the six-months ended June 30, 2016 and 2015, other revenues and expenses, net, consisted primarily of other income from services, bidding terms, sanctions, penalties, gains on business acquisitions, tax credit balances from previous years, franchise fees and provision for judgments and expenses related to environmental protection.

Transportation, distribution and sale expenses

Transportation, distribution and sale expenses are costs in connection to the storage, sale and delivery of products, such as depreciation and operating expenses associated with these activities.

Administrative expenses

Administrative expenses are costs related to PEMEX’s administrative personnel, which include personnel-related expenses.

Financing income

Financing income is comprised of interest income, financial income and other income from financial operations between PEMEX and third parties.

Financing cost

Financing cost is comprised of interest expenses, commissions and other expenses related to financing operations minus any portion of the financing cost that is capitalized.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2016 AND DECEMBER 31, 2015 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Figures stated in thousands, except as noted (Note 2))

Derivative financial instruments income (cost), net

Derivative financial instruments income (cost), net, represents the net effect of the profit or loss for the period associated with DFIs (see Note 3(d)).

Exchange (loss), net

Exchange rate variations relating to assets or liabilities governed by contracts denominated in foreign currencies are recorded in income of the period.

(r)	Operating segments

Operating segments are identifiable components of PEMEX that pursue business activities from which PEMEX earns revenues and incurs expenses, including those revenues and expenses from transactions with other segments of PEMEX, and for which information is available to management on a segmented basis and is assessed by the Board of Directors in order to allocate resources and assess the profitability of the segments (see Note 5).

(s)	Non-current assets held for sale, non-current assets held for distribution to owners and discontinued operations

Non-current asset held for sale

PEMEX classifies a non-current asset as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use, the asset is available for immediate sale and the sale is expected to be completed within one year from the date of classification, with certain exceptions.

Non-current assets classified as held for sale are measured at the lower of its carrying amount, and fair value less cost of sale is presented in a separate line item in the unaudited condensed consolidated interim financial statements. Non-current assets classified as held for sale are not subject to depreciation or amortization after the classification as held for sale.

The liabilities of a disposal group classified as held for sale shall be presented separately from other liabilities in the statement of financial position. Those assets and liabilities shall not be offset and presented as a single amount.

Non-current asset held for distribution to owners

When a non-current asset is classified as held for distribution to owners the assets must be available for immediate distribution in their present conditions and the distribution must be expected to be completed within one year from the date of classification, with certain exceptions.

Non-current assets classified as held for distribution are measured at the lower of its carrying amount, and fair value less cost of distribution is presented in a separate line item in the consolidated financial statements. Non-current assets classified as held for distribution are not subject to depreciation or amortization after the classification as held for distribution.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2016 AND DECEMBER 31, 2015 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Figures stated in thousands, except as noted (Note 2))

The liabilities of a disposal group classified as held for distribution to owners shall be presented separately from other liabilities in the statement of financial position. Those assets and liabilities shall not be offset and shall be presented as a single amount.

Discontinued operations

A discontinued operation is a component of an entity that either has been disposed of or is classified as held for sale, and either:

•	represents a separate major line of business or geographical area of operations;

•	is part or a single coordinated plan to dispose of a separated major line of business or geographical area of operations; or

•	is a subsidiary acquired exclusively with a view to resale.

The revenue, expenses and pre-tax profit or loss of discontinued operations are only presented in a specific line item in the unaudited condensed consolidated interim financial statements of comprehensive income.

(t)	Accounting changes

The IASB issued the new IFRS mentioned below, which are applicable to PEMEX and are effective for annual periods beginning January 1, 2016:

a)	Amendments to IAS 16 and IAS 38 “Intangible Assets” (“IAS 38”)

•	The amended IAS 16 prohibits entities from using revenue-based depreciation methods for items in property, plant and equipment.

•	The amended IAS 38 introduces a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset. This presumption can only be rebutted in two limited circumstances: a) the intangible asset is expressed as a measure of revenue; or b) ordinary revenue and the life of the assets are highly associated.

•	The expected future reductions in selling prices could be indicative of a reduction of the future economic benefits embodied in an asset.

These amendments will be applied prospectively for annual periods beginning on or after January 1, 2016, and early application is permitted.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2016 AND DECEMBER 31, 2015 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Figures stated in thousands, except as noted (Note 2))

The amendments had no impact on these unaudited condensed consolidated interim financial statements.

b)	Amendments to IFRS 11, “Joint Arrangements” (“IFRS 11”)

•	The amendments to IFRS 11 address how a joint operator should account for the acquisition of an interest in a joint operation that constitutes a business. IFRS 11 now requires that such transactions be accounted for using the related principles to business combination accounting established in IFRS 3, “Business Combinations” (“IFRS 3”), and additionally requires certain related disclosures.

•	These amendments also apply when a business is contributed to the joint operation upon its creation. The most significant impact of the amendments to IFRS 11 will be the recognition of goodwill (when there is an excess of the transferred consideration over the identifiable net asset) and the recognition of deferred tax assets and liabilities.

•	These amendments will be applied prospectively for annual periods beginning on or after January 1, 2016. Early application is permitted.

The amendments had no impact on these unaudited condensed consolidated interim financial statements.

c)	Amendments to IFRS 5, “Non-Current Assets Held-for-Sale and Discontinued Operations” (“IFRS 5”)

The amendments to IFRS 5 introduce specific guidance for the reclassification of an asset from held-for-sale to held-for-distribution-to-owners (or vice versa) or the discontinuation of held-for-distribution accounting.

The amendments state that:

•	Such reclassifications should not be considered changes to a plan of sale or a plan of distribution to owners and that the classification, presentation and measurement requirements applicable to the new method of disposal should be applied; and

•	Assets that no longer meet the criteria for held-for-distribution-to-owners (and do not meet the criteria for held-for-sale) should be treated in the same manner as assets that cease to be classified as held-for-sale.

The amendments apply prospectively and are effective for periods beginning on or after January 1, 2016.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2016 AND DECEMBER 31, 2015 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Figures stated in thousands, except as noted (Note 2))

The amendment had no impact on these unaudited condensed consolidated interim financial statements.

d)	Amendments to IFRS 7, “Financial Instruments: Disclosures” (“IFRS 7”)

The amendments to IFRS 7 provide additional guidance to clarify whether a servicing contract constitutes continuing involvement in a transferred asset for purposes of the required disclosure relating to transferred assets.

The amendments apply retrospectively; however, to avoid the risk of hindsight affecting the determination of the required fair value disclosure, an entity is not required to apply the amendments to any period beginning prior to the annual period during which the amendments are first applied. The amendments also include an amendment to IFRS 1, “First Time Adoption of International Financial Reporting Standards.”

The amendments are effective for periods beginning on or after January 1, 2016.

Applicability of the Amendments to IFRS 7 on Offsetting Disclosure to Condensed Interim Financial Statements

The amendments to IFRS 7 were made to eliminate uncertainty as to whether the disclosure required for offsetting financial assets and financial liabilities (introduced in December 2011 and effective for periods beginning on or after January 1, 2013) should be included in condensed interim financial statements after January 1, 2013 or only in the first year. The amendments clarify that such disclosure is not explicitly required for all interim periods. However, the disclosure may need to be included in condensed interim financial statements to comply with IAS 34.

The amendments apply retrospectively in accordance with IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors” (“IAS 8”) and are effective for periods beginning on or after January 1, 2016.

The amendments had no impact on these unaudited condensed consolidated interim financial statements.

e)	Amendments to IAS 19, “Employee Benefits” (“IAS 19”)

The amendments to IAS 19 clarify those investment-grade corporate bonds used to estimate the discount rate for post-employment benefits should be issued in the same currency as the benefits to be paid. These amendments also provide for the assessment of the depth of the market for investment-grade corporate bonds at the relevant currency level.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2016 AND DECEMBER 31, 2015 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Figures stated in thousands, except as noted (Note 2))

The amendments apply retrospectively in accordance with IAS 8 and are effective for periods beginning after January 1, 2016, with earlier application permitted.

The amendments had no impact on these unaudited condensed consolidated interim financial statements.

f)	Amendments to IAS 34, “Interim Financial Reporting” (“IAS 34”)

The amendments to IAS 34 clarify the requirements relating to information required by IAS 34 that is presented “elsewhere in the interim financial report” but is not included in the interim financial statements. The amendments require the inclusion of a cross-reference from the interim financial statements to the location of such information in the interim financial report, which must be available to users on the same terms and at the same time as the interim financial statements.

The amendments apply retrospectively in accordance with IAS 8 and are effective for periods beginning after January 1, 2016, with earlier application permitted.

The amendments had no impact on these unaudited condensed consolidated interim financial statements.

(u)	New IFRS not yet adopted

The IASB issued the amendments and new IFRS mentioned below, which are effective for the annual periods described therein. PEMEX is in the process of evaluating the impact that these standards will have on its unaudited condensed consolidated interim financial statements.

Amendments that will be applicable in 2017:

a)	IAS 12 “Income Taxes: Recognition of Deferred Tax Assets for Unrealized Losses” (“IAS 12”)

The IASB issues amendments to IAS 12 to clarify the diversity of practices in the recognition of deferred tax assets for unrealized losses related to debt instruments measured at fair value. The amendments to IAS 12 include some explanatory paragraphs and an illustrative example.

The amendments clarify the following aspects of IAS 12:

•	Unrealized losses on debt instruments measured at fair value for accounting purposes and measured at cost for tax purposes give rise to deductible temporary differences regardless of whether the debt instrument’s holder expects to recover the carrying amount of the debt instrument by sale or by use.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2016 AND DECEMBER 31, 2015 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Figures stated in thousands, except as noted (Note 2))

•	The carrying amount of an asset does not limit the estimation of probable future taxable profits.

•	Estimates of future taxable profits exclude tax deductions resulting from the reversal of deductible temporary differences.

•	An entity assesses a deferred tax asset in combination with other deferred tax assets. Where tax law restricts the utilization of tax losses, an entity would assess a deferred tax asset in combination with other deferred tax assets of the same type.

The amendments are to be applied retrospectively and are effective for annual periods beginning on or after January 1, 2017. Earlier application is permitted.

PEMEX is in the process of evaluating the impact that these standards will have on its financial statements.

b)	Amendments to IAS 7 “Statement of Cash Flows” (“IAS 7”)

The amendments to IAS 7 are intended to clarify disclosure provided about an entity’s financing activities to improve information provided to financial statement users.

Changes

The amendments in IAS 7 come with the objective that entities shall provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities.

To achieve this objective, the IASB requires that the following changes in liabilities arising from financing activities are disclosed: (i) changes from financing cash flows; (ii) changes arising from obtaining or losing control of subsidiaries or other businesses; (iii) the effects of changes in foreign exchange rate; (iv) changes in fair values; and (v) other changes.

The IASB defines liabilities arising from financing activities as liabilities “for which cash flows were, or future cash flows will be, classified in the statements of cash flows as cash flows from financing activities.” It also stresses that the new disclosure requirements also relate to changes in financial assets if they meet the same definition.

The amendments state that one way to fulfill the new disclosure requirements is to provide a reconciliation between the opening and closing balances in the statement of financial position for liabilities arising from financing activities.

Finally, the amendments state that changes in liabilities arising from financing activities must be disclosed separately from changes in other assets and liabilities.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2016 AND DECEMBER 31, 2015 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Figures stated in thousands, except as noted (Note 2))

The amendments are effective for annual periods beginning on or after 1 January 2017. Earlier application is permitted. Entities need not provide comparative information when they first apply the amendments.

PEMEX is in the process of evaluating the impact that these standards will have on its financial statements.

Amendments effective for periods beginning in 2018:

a)	IFRS 9, “Financial Instruments” (“IFRS 9”)

The IASB issued IFRS 9 (2009) and IFRS 9 (2010), which introduced new classification and measurement requirements. In 2013, the IASB released a new model for hedge accounting. The final version of IFRS 9, which was issued in July 2014 (“IFRS 9 (2014)”), replaces the previous versions of IFRS 9 and completes the IASB’s project to replace IAS 39, “Financial Instruments.”

The package of improvements introduced by IFRS 9 (2014) includes a logical model for classification and measurement, a single, forward-looking “expected loss” impairment model and a substantially reformed approach to hedge accounting.

IFRS 9 (2014) is effective for annual periods beginning on or after January 1, 2018. Earlier application is permitted. Additionally, the new standards relating to credit risk may be applied early and in isolation, without adopting other modifications to the recognition of financial instruments.

Classification and Measurement

Classification under IFRS 9 (2014) determines how financial assets and liabilities are recognized in financial statements and, in particular, how they are measured on an ongoing basis. IFRS 9 (2014) introduces a logical approach to the classification of financial assets, which is based on the cash flow characteristics of the financial asset and the entity’s business model for managing the financial assets. This principle-based approach replaces the existing classification and measurement requirements.

Impairment

As part of IFRS 9 (2014), the IASB introduced a new, single impairment model that is applicable to all financial instruments and eliminates the complexity associated with multiple impairment models. The new impairment model requires an entity to recognize expected credit losses on a timelier basis and to update the amount of expected losses throughout the useful life of a financial instrument. Additional disclosure is required to describe the basis for recognizing expected credit losses and any changes in the estimated amount of expected credit losses.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2016 AND DECEMBER 31, 2015 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Figures stated in thousands, except as noted (Note 2))

Hedge Accounting

IFRS 9 (2014) includes significant changes to hedge accounting, such as new disclosure requirements that require a description of an entity’s risk management activities. The new model represents a comprehensive review of hedge accounting and aligns the accounting with risk management in order to better reflect risk management activities in the financial statements. These changes are intended to provide better disclosure about the risks that an entity faces and the impact of risk management activities on its financial information.

Credit Risk

IFRS 9 (2014) also aims to eliminate the volatility in financial results caused by changes in the credit risk of liabilities that are measured at fair value. Under IFRS 9 (2014), earnings from the impairment credit risk of liabilities are recognized in other comprehensive income rather than directly in profit or net loss.

PEMEX is in the process of evaluating the impact that these standards will have on its financial statements.

b)	IFRS 15, “Revenue from Contracts with Customers” (“IFRS 15”)

IFRS 15 describes a single comprehensive model for the accounting of revenue from contracts with customers and replaces the current guidelines on revenue recognition.

The core principle of the new IFRS 15 is that an entity should recognize revenue to represent the promised transfer of goods or services to the customer, valued at the amount that the entity expects to be entitled in exchanged for those goods or services.

Pursuant to IFRS 15, an entity should:

•	identify customer contracts that fall within the scope of the new standard;

•	identify the separate performance obligations in the contract based on the following criteria: a) sales of goods or services, separately, b) sales that are dependent or interrelated with other products or services; and c) homogeneous and consistent sales pattern;

•	determine the price of the transaction by applying the following considerations: a) variable consideration and constraining estimates of variable consideration; b) the existence of a significant financing component in the contract; c) any non-cash consideration; and d) the consideration payable to the customer;

•	allocate the transaction price to each separate performance obligation; and

•	recognize revenue when (or as) each performance obligation is satisfied either over time or at a point in time.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2016 AND DECEMBER 31, 2015 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Figures stated in thousands, except as noted (Note 2))

The new IFRS 15 enhances disclosures of revenue. This standard must be applied for periods beginning on or after January 1, 2018, and early application is permitted. During the year of application, entities may apply the rule retrospectively or use a modified approach.

PEMEX is in the process of evaluating the impact that these standards will have on its financial statements.

Amendments effective for periods beginning in 2019:

a)	IFRS 16, “Leases” (“IFRS 16”)

In January 2016, the IASB published a new accounting standard IFRS 16, which replaces IAS 17, “Leases and Guide Interpretation.”

The main changes from the previous standard are:

•	IFRS 16 provides a comprehensive model for the identification of the lease arrangements and their treatment in the financial statements of both lessees and lessors;

•	the new standard applies a control model to the identification of leases, distinguishing between leases and service contracts on the basis of whether there is an identified asset controlled by the customer;

•	the distinction between financial and operating leasing is removed, therefore, the assets and liabilities are recognized in respect of all leases, with some exceptions for short-term leases and leases of low-value assets; and

•	the standard does not include significant changes to the requirements for accounting by lessors.

The standard is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted for entities that have also adopted IFRS 15, “Revenue from Contracts with Customers.” PEMEX is in the process of assessing the impact this new standard will have on its financial statements.

NOTE 4. SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

As mentioned in Note 1, due to PEMEX’s reorganization, as of June 30, 2016, the Subsidiary Entities consolidated in these financial statements include Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Cogeneration and Services, Pemex Drilling and Services, Pemex Logistics, Pemex Fertilizers and Pemex Ethylene.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2016 AND DECEMBER 31, 2015 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Figures stated in thousands, except as noted (Note 2))

The consolidated Subsidiary Companies are as follows:

•	P.M.I. Marine, Ltd. (PMI Mar) (i)

•	P.M.I. Services, B.V. (PMI SHO) (i)

•	P.M.I. Holdings, B.V. (PMI HBV) (i)

•	P.M.I. Trading, Ltd. (PMI Trading) (i)

•	PEMEX Internacional España, S. A. (PMI SES) (i)

•	P.M.I. Holdings Petróleos España, S.L. (HPE) (i)

•	P.M.I. Services North América, Inc. (PMI SUS) (i)

•	P.M.I. Holdings North América, Inc. (PMI HNA) (i)

•	P.M.I. Norteamérica, S. A. de C. V. (PMI NASA) (i)

•	P.M.I. Comercio Internacional, S. A. de C. V. (PMI CIM) (i)(ii)

•	PMI Field Management Resources, S.L. (FMR) (i)

•	PMI Campos Maduros SANMA, S. de R. L. de C. V. (SANMA) (i)

•	Pro-Agroindustria, S. A. de C. V. (AGRO) (i)(iii)

•	PMI Azufre Industrial, S. A. de C. V. (PMI AZIND) (i)(iii)

•	PMI Infraestructura de Desarrollo, S. A. de C. V. (PMI ID) (i)(iii)

•	PMI Cinturón Transoceánico Gas Natural, S.A. de C.V. (PMI CT) (i)(iv)

•	PMI Transoceánico Gas LP, S.A. de C.V. (PMI TG) (i)(iv)

•	PMI Servicios Portuarios Transoceánicos, S.A. de C.V. (PMI SP) (i)(iv)

•	PMI Midstream del Centro, S.A. de C.V. (PMI MC) (i)(iv)

•	Pemex Procurement International, Inc. (PPI)

•	Hijos de J. Barreras, S. A. (HJ BARRERAS) (ii)

•	Pemex Finance, Ltd. (FIN) (ii)

•	Mex Gas Internacional, S.L. (MGAS) (v)

•	Pemex Desarrollo e Inversión Inmobiliaria, S.A. de C.V. (III)(vi)

•	Kot Insurance Company, AG (KOT)

•	PPQ Cadena Productiva, S.L. (PPQCP)

•	III Servicios, S. A. de C. V. (III Servicios)

•	PMI Ducto de Juárez, S. de R.L. de C.V. (i)(vii)

•	Mex Gas Cogeneración, S.L. (viii)

•	PMX Cogeneración S.A.P.I. de C.V.(viii)

•	PMX Fertilizantes Holding, S.A de C.V. (viii)

•	PMX Fertilizantes Pacífico, S.A. de C.V. (viii)

•	Grupo Fertinal (viii)

i.	Member Company of the “PMI Group”.
ii.	Non-controlling interest company.
iii.	As of 2014, these companies were included in the consolidated financial statements of PEMEX.
iv.	As of 2015, these companies were included in the consolidated financial statements of PEMEX.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2016 AND DECEMBER 31, 2015 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Figures stated in thousands, except as noted (Note 2))

v.	Formerly Mex Gas International, Ltd.
vi.	Formerly Pemex Desarrollo e Inversión Inmobiliaria, S.A. de C.V.
vii.	As of January 1, 2016, this company was included in the consolidated financial statements of PEMEX.
viii.	As of June 1, 2016, this company was included in the consolidated financial statements of PEMEX.

NOTE 5. SEGMENT FINANCIAL INFORMATION

PEMEX’s primary business is the exploration and production of crude oil and natural gas and the refining and marketing of petroleum products, which prior to the Corporate Reorganization was conducted through six business segments: exploration and production, refining, gas and basic petrochemicals, petrochemicals, the Trading Companies (as defined below) and corporate and other Subsidiary Companies. After the Corporate Reorganization PEMEX’s operations are now conducted through eleven business segments: exploration and production, refining, gas and basic petrochemicals, petrochemicals, cogeneration, drilling and services, logistics, ethylene, fertilizers, the Trading Companies and corporate and other Subsidiary Companies.

In this Note 5, for the six-month period ended June 30, 2016, PEMEX (a) presents, for comparison purposes, its business segments in accordance with the business segments it utilized before the Corporate Reorganization in accordance with IFRS 8, “Operating Segments” (“IFRS 8”) and (b) its business segments in accordance with the manner in which it now defines its business segments following the Corporate Reorganization.

In each case, due to PEMEX’s structure, there are significant quantities of inter-segment sales among the reporting segments, which are made at internal transfer prices established by PEMEX reflecting international market prices. The primary sources of revenue for PEMEX’s business segments following the Corporate Reorganization are as described below:

•	The exploration and production segment earns revenues from sales of domestic crude oil and natural gas, and from exporting crude oil through the Trading Companies. Export sales are made through PMI CIM to approximately 26 major customers in various foreign markets. Approximately half of PEMEX’s crude oil is sold to Pemex Industrial Transformation to supply the refining segment.

•	The refining segment earns revenues from sales of refined petroleum products and derivatives, mainly to third parties within the domestic market. Pemex Industrial Transformation sells a significant portion of the fuel oil produced to the Comisión Federal de Electricidad (Federal Electricity Commission, or “CFE”) and a significant portion of jet fuel produced to Aeropuertos y Servicios Auxiliares (the Airports and Auxiliary Services Agency). The refining segment’s most important products are different types of gasoline.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2016 AND DECEMBER 31, 2015 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Figures stated in thousands, except as noted (Note 2))

•	The gas and basic petrochemicals segment earns revenues primarily from domestic sources. The gas and basic petrochemicals segment also consumes high levels of its own natural gas production. Most revenues generated by the gas and basic petrochemicals segment are obtained from the sale of natural gas, liquefied petroleum gas, naphtha, butane and ethane.

•	The petrochemicals segment is engaged in the sale of petrochemical products to the domestic market, offering a wide range of products. The majority of the revenues generated by the petrochemicals segment comes from the production and sale of methane derivatives, ethane derivatives and aromatics and derivatives.

•	The cogeneration segment receives income from the cogeneration, supply and sale of electricity and thermal energy; it also provides technical and management activities associated with these services.

•	The drilling segment receives income from drilling services, and wells repair and services.

•	The logistics segment, operated by Pemex Logistics, earns income from transportation, storage and related services of crude oil, petroleum products and petrochemicals, through strategies such as pipelines and maritime and terrestrial resources, and from the provision of services related to the maintenance and handling of the products and guard and management services.

•	The ethylene segment earns revenues from the distribution and trade of methane, ethane and propylene in the domestic market.

•	The fertilizers segment earns revenues from trading ammonia, fertilizers and its derivatives, mostly in the domestic market.

•	The trading companies segment, which consist of PMI NASA, PMI CIM, MGAS and PMI Trading (the “Trading Companies”), earn revenues from trading crude oil, natural gas and petroleum and petrochemical products within international markets.

•	The segment related to corporate and other Subsidiary Companies provides administrative, financing, consulting and logistical services, as well as economic, tax and legal advice to PEMEX’s entities and companies.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2016 AND DECEMBER 31, 2015 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Figures stated in thousands, except as noted (Note 2))

The following tables present the unaudited condensed consolidated interim financial information of these segments, after elimination of unrealized intersegment gain (loss). These reporting segments are those which PEMEX’s management evaluates in its analysis of PEMEX.

As of/for the period ended June 30, 2016:	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Cogeneration and Services		Drilling and Services		Logistics		Fertilizers		Ethylene		Trading Companies		Corporate and other Subsidiary Companies		Intersegment eliminations		Total
Sales:
Trade	Ps.	—	Ps.	233,870,606	Ps.	55,199,040	Ps.	1,626,115	Ps.	—	Ps.	—	Ps.	—	Ps.	3,476,144	Ps.	7,916,417	Ps.	171,529,776	Ps.	—	Ps.	—	Ps.	473,618,098
Intersegment		269,719,404		32,395,971		23,205,447		5,377,571		—		4,273,771		4,716,608		1,965,396		799,494		155,247,109		31,335,011		(529,035,782)		—
Services income		—		2,396,816		118		279,919		—		—		32,063,156		900		36,149		382,070		2,733,586		(30,812,297)		7,080,417
Reversal of impairment of wells, pipelines, properties, plant and equipment, net		(91,918,348)		—		—		—		—		—		(5,829,520)		—		(1,276,509)		—		—		—		(99,024,377)
Cost of sales		156,851,067		306,760,448		70,150,501		3,314,972		10,820		1,998,419		31,737,892		5,812,346		6,821,633		316,873,641		2,088,829		(546,467,396)		355,953,172

Gross income		204,786,685		(38,097,055)		8,254,104		3,968,633		(10,820)		2,275,352		10,871,392		(369,906)		3,206,936		10,285,314		31,979,768		(13,380,683)		223,769,720
Other revenues and expenses, net		2,496,129		1,664,957		(34,998)		(24,691)		—		609,145		(22,389)		5,455,420		70,825		418,317		(484,610)		(10,453,094)		(304,989)
Transportation, distribution and sales expenses		—		11,043,488		2,372,433		110,953		5,412		6		579,752		136,529		181,767		234,666		72		(1,441,787)		13,223,291
Administrative expenses		20,108,383		27,470,973		400,192		523,099		131,453		107,833		761,946		79,788		8,814		963,790		27,280,003		(22,779,605)		55,056,669

Operating income		187,174,431		(74,946,559)		5,446,481		3,309,890		(147,685)		2,776,658		9,507,305		4,869,197		3,087,180		9,505,175		4,215,083		387,615		155,184,771
Financing income		18,378,372		6,557,595		56,353		10,151		912		24,830		715		4,666		17,599		489,570		54,638,741		(75,950,035)		4,229,469
Financing cost		(48,182,932)		(2,041,852)		(408,458)		(32,550)		(4,971)		(320,941)		(306,217)		(300,460)		(2,959)		(596,886)		(66,539,681)		75,591,301		(43,146,606)
Derivative financial instruments income (cost), net		—		—		2,325		—		—		—		—		—		—		(1,190,046)		(807,658)		—		(1,995,379)
Exchange loss, net		(108,000,438)		(4,887,955)		(294,295)		(33,813)		2,567		(816,401)		(726,780)		(800,449)		(2,497)		179,006		(10,577,883)		—		(125,958,938)
(Loss) profit sharing in associates		(17,899)		—		453,399		—		—		—		—		—		—		320,437		(127,706,203)		126,239,104		(711,162)
Total taxes and duties		127,959,169		—		—		—		—		358,512		1,561,005		18,648		—		3,703,809		(520,315)		—		133,080,828

Net (loss) income		(78,607,635)		(75,318,771)		5,255,805		3,253,678		(149,177)		1,305,634		6,914,018		3,754,306		3,099,323		5,003,447		(146,257,286)		126,267,985		(145,478,673)

Total current assets		835,552,302		576,634,673		118,932,116		107,202,619		569,231		13,206,020		54,792,861		1,857,020		4,126,623		106,682,083		550,695,081		(1,928,222,358)		442,028,271
Permanent investments in associates		901,755		—		7,487,960		—		—		—		—		—		—		12,959,251		(363,023,263)		366,553,024		24,878,727
Wells, pipelines, properties, plant and equipment, net		1,034,703,339		251,371,928		—		688		—		21,918,569		70,389,579		28,364,129		20,313,114		3,298,891		24,691,977		—		1,455,052,214
Total assets		1,884,775,924		828,231,822		126,489,825		107,460,131		573,543		35,477,331		127,958,542		31,561,925		24,582,382		128,655,940		1,826,455,857		(3,066,690,059)		2,055,533,163
Total current liabilities		291,971,882		467,005,884		75,864,933		107,244,732		503,066		10,946,785		17,447,778		2,670,368		1,497,563		60,188,380		1,416,208,658		(1,919,796,781)		531,753,248
Long-term debt		1,495,865,500		16,350,466		875,166		241,204		—		12,294,366		4,681,395		12,008,676		—		3,632,339		1,510,302,575		(1,498,035,790)		1,558,215,897
Employee benefits		389,681,925		626,077,727		—		—		63,740		433,491		309,716		18,678		4,970		(7,371)		295,188,700		—		1,311,771,576
Total liabilities		2,255,660,862		1,112,973,648		76,740,100		107,531,268		567,459		23,685,034		26,916,570		18,198,037		1,502,533		67,058,622		3,240,142,197		(3,433,243,082)		3,497,733,248
Equity (deficit), net		(370,884,938)		(284,741,826)		49,749,725		(71,137)		6,084		11,792,297		101,041,972		13,363,888		23,079,849		61,597,318		(1,413,686,340)		366,553,023		(1,442,200,085)
Depreciation and amortization		53,341,758		6,249,227		—		6		—		1,435,576		1,120,603		618,942		663,782		44,651		446,041		—		63,920,586
Net periodic cost of employee benefits		(17,459,077)		(27,982,007)		—		—		(2,568)		(15,674)		(16,680)		(1,254)		(1,359)		(52,459)		(12,942,864)		—		(58,473,942)
Acquisition of wells, pipelines, properties, plant and equipment		36,847,817		11,092,448		—		—		—		706,690		8,213,484		21,624,628		1,219,703		265,082		3,745,758		—		83,715,610

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2016 AND DECEMBER 31, 2015 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Figures stated in thousands, except as noted (Note 2))

As of/for the period ended June 30, 2016	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Trading Companies		Corporate and other Subsidiary Companies		Intersegment eliminations		Total
Sales:
Trade	Ps.	—	Ps.	233,870,606	Ps.	55,199,040	Ps.	13,018,676	Ps.	171,529,776	Ps.	—	Ps.	—	Ps.	473,618,098
Intersegment		273,993,175		37,112,579		23,205,447		8,142,461		155,247,109		31,335,011		(529,035,782)		—
Services income		—		34,459,972		118		316,968		382,070		2,733,586		(30,812,297)		7,080,417
Reversal of impairment of wells, pipelines, properties, plant and equipment, net		(91,918,348)		—		—		—		—		(7,106,029)		—		(99,024,377)
Cost of sales		158,849,486		332,668,820		70,161,321		14,672,442		316,873,641		9,194,858		(546,467,396)		355,953,172

Gross income		207,062,037		(27,225,663)		8,243,284		6,805,663		10,285,314		31,979,768		(13,380,683)		223,769,720
Other revenues and expenses, net		3,105,274		1,642,568		(34,998)		5,501,554		418,317		(484,610)		(10,453,094)		(304,989)
Transportation, distribution and sales expenses		6		11,623,240		2,377,845		429,249		234,666		72		(1,441,787)		13,223,291
Administrative expenses		20,216,216		28,232,919		531,645		611,701		963,790		27,280,003		(22,779,605)		55,056,669

Operating income		189,951,089		(65,439,254)		5,298,796		11,266,267		9,505,175		4,215,083		387,615		155,184,771
Financing income		18,403,202		6,558,310		57,265		32,416		489,570		54,638,741		(75,950,035)		4,229,469
Financing cost		(48,503,873)		(2,348,069)		(413,429)		(335,969)		(596,886)		(66,539,681)		75,591,301		(43,146,606)
Derivative financial instruments income (cost), net		—		—		2,325		—		(1,190,046)		(807,658)		—		(1,995,379)
Exchange loss, net		(108,816,839)		(5,614,735)		(291,728)		(836,759)		179,006		(10,577,883)		—		(125,958,938)
(Loss) profit sharing in associates		(17,899)		—		453,399		—		320,437		(127,706,203)		126,239,104		(711,162)
Total taxes and duties		128,317,681		1,561,005		—		18,648		3,703,809		(520,315)		—		133,080,828

Net (loss) income		(77,302,001)		(68,404,753)		5,106,628		10,107,307		5,003,447		(146,257,286)		126,267,985		(145,478,673)

Total current assets		848,758,322		325,637,364		119,501,347		113,186,262		106,682,083		550,695,081		(1,622,432,188)		442,028,271
Permanent investments in associates		901,755		—		7,487,960		—		12,959,251		(363,023,263)		366,553,024		24,878,727
Wells, pipelines, properties, plant and equipment, net		1,056,621,908		321,761,507		—		48,677,931		3,298,891		24,691,977		—		1,455,052,214
Total assets		1,920,253,255		956,190,364		127,063,368		163,604,438		128,655,940		1,826,455,857		(3,066,690,059)		2,055,533,163
Total current liabilities		302,918,667		484,453,662		76,367,999		111,412,663		60,188,380		1,416,208,658		(1,919,796,781)		531,753,248
Long-term debt		1,508,159,866		21,031,861		875,166		12,249,880		3,632,339		1,510,302,575		(1,498,035,790)		1,558,215,897
Employee benefits		390,115,416		626,387,443		63,740		23,648		(7,371)		295,188,700		—		1,311,771,576
Total liabilities		2,279,345,896		1,139,890,218		77,307,559		127,231,838		67,058,622		3,240,142,197		(3,433,243,082)		3,497,733,248
Equity (deficit), net		(359,092,641)		(183,699,854)		49,755,809		36,372,600		61,597,318		(1,413,686,340)		366,553,023		(1,442,200,085)
Depreciation and amortization		54,777,334		7,369,830		—		1,282,730		44,651		446,041		—		63,920,586
Net periodic cost of employee benefits		(17,474,751)		(27,998,687)		(2,568)		(2,613)		(52,459)		(12,942,864)		—		(58,473,942)
Acquisition of wells, pipelines, properties, plant and equipment		37,554,507		19,305,932		—		22,844,331		265,082		3,745,758		—		83,715,610

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2016 AND DECEMBER 31, 2015 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Figures stated in thousands, except as noted (Note 2))

As of June 30, 2015	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Trading Companies		Corporate and other Subsidiary Companies		Intersegment eliminations		Total
Sales:
Trade	Ps.	—	Ps.	280,027,532	Ps.	66,955,933	Ps.	13,906,130	Ps.	220,588,010	Ps.	—	Ps.	—	Ps.	581,477,605
Intersegment		355,148,509		27,620,615		28,393,332		6,433,285		170,653,194		33,172,950		(621,421,885)		—
Services income		—		2,206,571		1,271,245		495,413		308,239		2,972,218		(368,410)		6,885,276
Reversal of impairment of wells, pipelines, properties, plant and equipment, net		(3,013,120)		—		—		—		—		—		—		(3,013,120)
Cost of sales		190,486,288		328,406,518		90,566,646		20,062,472		378,173,911		3,231,808		(594,836,945)		416,090,698

Gross income		167,675,341		(18,551,800)		6,053,864		772,356		13,375,532		32,913,360		(26,953,350)		175,285,303
Other revenues and expenses— net		810,071		391,746		417,791		37,130		832,784		320,178		(492,849)		2,316,851
Transportation, distribution and sale expenses		—		16,845,414		2,029,788		678,093		209,157		121		(2,011,730)		17,750,843
Administrative expenses		22,608,529		16,455,950		5,792,904		7,262,520		1,062,849		29,743,490		(25,433,675)		57,492,567

Operating income		145,876,883		(51,461,418)		(1,351,037)		(7,131,127)		12,936,310		3,489,927		(794)		102,358,744
Financing income		8,032,004		47,887		1,269,938		10,816		562,212		54,811,557		(61,677,748)		3,056,666
Financing cost		43,241,331		5,622,819		807,649		102,635		570,281		42,331,638		(61,685,306)		30,991,047
Derivative financial instruments income (cost), net		—		—		2,670		—		(1,379,374)		(13,490,338)		—		(14,867,042)
Exchange (loss), net		(37,820,113)		(2,135,619)		(22,729)		(1,182)		(16,648)		(5,347,665)		—		(45,343,956)
(Loss) profit sharing in associates		(382,418)		—		300,385		—		1,316,261		(180,373,204)		180,346,420		1,207,444
Total taxes and duties		195,258,294		—		888,027		—		3,915,139		535,705		—		200,597,165

Net (loss) income		(122,793,269)		(59,171,969)		(1,496,449)		(7,224,128)		8,933,341		(183,777,066)		180,353,184		(185,176,356)

Depreciation and amortization		66,238,125		5,876,911		3,629,568		1,458,522		41,568		407,706		—		77,652,400
Net periodic cost of employee benefits		21,080,965		21,363,877		5,342,745		6,404,170		92,989		14,472,114		—		68,756,860
Acquisition of wells, pipelines, properties, plant and equipment		85,988,190		18,129,528		1,821,661		1,518,946		289,127		1,768,639		—		109,516,091

For the year ended December 31, 2015	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Cogeneration and Services		Drilling and Services		Logistics		Fertilizers		Ethylene		Trading Companies		Corporate and Other Subsidiary Companies		Intersegment eliminations		Total
Total current assets	Ps.	709,252,019	Ps.	72,345,772	Ps.	104,027,317	Ps.	137,428,541	Ps.	655,239	Ps.	2,171,717	Ps.	49,162,929	Ps.	1,594,643	Ps.	4,988,511	Ps.	73,116,155	Ps.	275,582,816	Ps.	(1,163,125,162)	Ps.	267,200,497
Permanent investments in associates		919,654		—		6,687,977		—		—		—		—		8,500		—		11,845,489		(242,233,405)		246,937,384		24,165,599
Wells, pipelines, properties, plant and equipment, net		966,144,619		178,133,087		55,343,838		12,986,144		—		22,647,454		58,078,603		7,405,969		18,480,684		3,045,704		22,217,529		—		1,344,483,631
Total assets		1,698,909,241		250,664,777		166,128,882		150,692,920		655,240		24,917,981		111,307,038		9,034,376		23,705,119		93,266,620		1,443,189,883		(2,196,817,877)		1,775,654,200
Total current liabilities		278,507,394		44,457,570		23,921,503		36,190,769		469,524		1,981,652		14,698,159		1,486,468		4,534,980		34,749,438		1,157,183,570		(1,154,773,306)		443,407,721
Long-term debt		1,252,239,594		15,675,890		810,350		220,765		—		12,031,849		4,850,905		—		—		3,607,840		1,285,676,066		(1,274,240,092)		1,300,873,167
Employee benefits		379,150,943		395,819,390		96,358,257		117,314,976		61,171		417,817		368,036		12,533		3,611		(59,581)		289,938,288		—		1,279,385,441
Total liabilities		1,985,557,186		459,367,276		121,966,591		153,946,693		530,696		14,431,318		19,917,100		1,499,001		4,538,592		41,420,792		2,747,910,111		(2,443,755,258)		3,107,330,098
Equity (deficit)		(286,647,945)		(208,702,499)		44,162,291		(3,253,773)		124,544		10,486,663		91,389,938		7,535,375		19,166,527		51,845,828		(1,304,720,228)		246,937,381		(1,331,675,898)
Acquisition of wells, pipelines, properties, plant and equipment		184,786,051		59,079,004		4,981,618		4,875,219		—		—		1,544,224		320,762		1,882,108		677,314		6,711,511		—		264,857,811

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2016 AND DECEMBER 31, 2015 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Figures stated in thousands, except as noted (Note 2))

PEMEX’s management measures the performance of the segments based on operating income and net segment income before elimination of unrealized intersegment gain (loss), as well as by analyzing the impact of the results of each segment in the unaudited condensed consolidated interim financial statements. For certain of the items in these unaudited condensed consolidated interim financial statements to agree with the individual financial statements of the operating segments, they must be reconciled. The tables below present the financial information of PEMEX’s operating segments, before intersegment eliminations:

The following tables present accounting reconciliations between individual and consolidated information.

As of/for the period ended June 30, 2016:	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Cogeneration and Services		Drilling and Services		Logistics		Fertilizers		Ethylene		Trading Companies		Corporate and other Subsidiary Companies
Sales:
By segment	Ps.	269,719,404	Ps.	269,535,055	Ps.	78,404,605	Ps.	7,283,605	Ps.	—	Ps.	4,273,771	Ps.	36,779,764	Ps.	5,442,440	Ps.	8,752,060	Ps.	327,185,597	Ps.	34,068,597
Less unrealized intersegment sales		—		(871,662)		—		—		—		—		—		—		—		(26,642)		—

Total consolidated sales	Ps.	269,719,404	Ps.	268,663,393	Ps.	78,404,605	Ps.	7,283,605	Ps.	—	Ps.	4,273,771	Ps.	36,779,764	Ps.	5,442,440	Ps.	8,752,060	Ps.	327,158,955	Ps.	34,068,597

Operating income (loss):
By segment	Ps.	188,512,886	Ps.	(81,746,212)	Ps.	5,416,377	Ps.	3,171,830		Ps. (147,685)	Ps.	2,469,780	Ps.	6,261,115	Ps.	4,690,463	Ps.	1,015,205	Ps.	9,733,130	Ps.	4,215,083
Less unrealized intersegment sales		—		(871,662)		—		—		—		—		—		—		—		(26,642)		—
Less unrealized gain due to production cost valuation of inventory		(350,214)		7,671,315		30,104		138,060		—		—		—		—		1,274,347		(201,313)		—
Less capitalized refined products		(1,047,731)		—		—		—		—		—		—		—		—		—		—
Less amortization of capitalized interest		59,490		—		—		—		—		—		—		—		—		—		—
Less depreciation of revaluated assets		—		—		—		—		—		306,878		3,246,190		178,734		797,628		—		—

Total consolidated operating income (loss)	Ps.	187,174,431	Ps.	(74,946,559)	Ps.	5,446,481	Ps.	3,309,890	Ps.	(147,685)	Ps.	2,776,658	Ps.	9,507,305	Ps.	4,869,197	Ps.	3,087,180	Ps.	9,505,175	Ps.	4,215,083

Net income (loss):
By segment	Ps.	(77,237,940)	Ps.	(82,118,424)	Ps.	5,575,459	Ps.	3,115,618	Ps.	(149,177)	Ps.	998,756	Ps.	3,667,828	Ps.	3,575,572	Ps.	(561,821)	Ps.	5,231,402	Ps.	(146,257,286)
Less unrealized intersegment sales		—		(871,662)		—		—		—		—		—		—		—		(26,642)		—
Less unrealized gain due to production cost valuation of inventory		(350,215)		7,671,315		30,104		138,060		—		—		—		—		1,274,347		(201,313)		—
Less capitalized refined products		(1,047,732)		—		—		—		—		—		—		—		—		—		—
Less equity method elimination		(31,239)		—		(349,758)		—		—		—		—		—		1,589,169		—		—
Less equity method for unrealized profits		59,491		—		—		—		—		—		—		—		—		—		—
Less depreciation of revaluated assets		—		—		—		—		—		306,878		3,246,190		178,734		797,628		—		—

Total consolidated net income (loss)	Ps.	(78,607,635)	Ps.	(75,318,771)	Ps.	5,255,805	Ps.	3,253,678	Ps.	(149,177)	Ps.	1,305,634	Ps.	6,914,018	Ps.	3,754,306	Ps.	3,099,323	Ps.	5,003,447	Ps.	(146,257,286)

Assets:
By segment	Ps.	1,909,632,454	Ps.	848,813,945	Ps.	131,036,277	Ps.	108,103,928	Ps.	573,543	Ps.	39,127,703	Ps.	263,677,241	Ps.	37,946,600	Ps.	43,548,515	Ps.	135,026,578	Ps.	1,826,455,857
Less unrealized intersegment sales		1,132		(4,349,406)		(22,723)		(2,435)		—		—		—		—		(5,304)		(320,178)		—
Less unrealized gain due to production cost valuation of inventory		(23,426,961)		(16,232,717)		(551,387)		(641,362)		—		—		—		—		—		(6,050,460)		—
Less capitalized refined products		(1,047,732)		—		—		—		—		—		—		—		—		—		—
Less equity method for unrealized profits		—		—		—		—		—		(3,650,372)		(135,718,699)		(6,384,675)		(16,216,829)		—		—
Less amortization of capitalized interest		(442,460)		—		(3,972,342)		—		—		—		—		—		(2,744,000)		—		—
Less market value of fixed assets elimination		59,491		—		—		—		—		—		—		—		—		—		—

Total consolidated assets	Ps.	1,884,775,924	Ps.	828,231,822	Ps.	126,489,825	Ps.	107,460,131	Ps.	573,543	Ps.	35,477,331	Ps.	127,958,542	Ps.	31,561,925	Ps.	24,582,382	Ps.	128,655,940	Ps.	1,826,455,857

Liabilities:
By segment	Ps.	2,255,660,862	Ps.	1,112,973,648	Ps.	76,740,100	Ps.	107,531,268	Ps.	567,459	Ps.	23,685,034	Ps.	26,916,570	Ps.	18,198,037	Ps.	1,502,533	Ps.	66,431,789	Ps.	3,240,142,197
Less unrealized gain due to production cost valuation of inventory		—		—		—		—		—		—		—		—		—		626,833		—

Total consolidated liabilities	Ps.	2,255,660,862	Ps.	1,112,973,648	Ps.	76,740,100	Ps.	107,531,268	Ps.	567,459	Ps.	23,685,034	Ps.	26,916,570	Ps.	18,198,037	Ps.	1,502,533	Ps.	67,058,622	Ps.	3,240,142,197

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2016 AND DECEMBER 31, 2015 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Figures stated in thousands, except as noted (Note 2))

As of/for the period ended June 30, 2016	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Trading Companies		Corporate and other Subsidiary Companies
Sales:
By segment	Ps.	273,993,175	Ps.	306,314,819	Ps.	78,404,605	Ps.	21,478,105	Ps.	327,185,597	Ps.	34,068,597
Less unrealized intersegment sales		—		(871,662)		—		—		(26,642)		—

Total consolidated sales	Ps.	273,993,175	Ps.	305,443,157	Ps.	78,404,605	Ps.	21,478,105	Ps.	327,158,955	Ps.	34,068,597

Operating income (loss):
By segment	Ps.	190,982,666	Ps.	(75,485,097)	Ps.	5,268,692	Ps.	8,877,498	Ps.	9,733,130	Ps.	4,215,083
Less unrealized intersegment sales		—		(871,662)		—		—		(26,642)		—
Less unrealized gain due to production cost valuation of inventory		(350,214)		7,671,315		30,104		1,412,407		(201,313)		—
Less capitalized refined products		(1,047,731)		—		—		—		—		—
Less amortization of capitalized interest		59,490		—		—		—		—		—
Less depreciation of revaluated assets		306,878		3,246,190		—		976,362		—		—

Total consolidated operating income (loss)	Ps.	189,951,089	Ps.	(65,439,254)	Ps.	5,298,796	Ps.	11,266,267	Ps.	9,505,175	Ps.	4,215,083

Net income (loss):
By segment	Ps.	(76,239,184)	Ps.	(78,450,596)	Ps.	5,426,282	Ps.	6,129,369	Ps.	5,231,402	Ps.	(146,257,286)
Less unrealized intersegment sales		—		(871,662)		—		—		(26,642)		—
Less unrealized gain due to production cost valuation of inventory		(350,215)		7,671,315		30,104		1,412,407		(201,313)		—
Less capitalized refined products		(1,047,732)		—		—		—		—		—
Less equity method elimination		(31,239)		—		(349,758)		1,589,169		—		—
Less equity method for unrealized profits		59,491		—		—		—		—		—
Less depreciation of revaluated assets		306,878		3,246,190		—		976,362		—		—

Total consolidated net income (loss)	Ps.	(77,302,001)	Ps.	(68,404,753)	Ps.	5,106,628	Ps.	10,107,307	Ps.	5,003,447	Ps.	(146,257,286)

Assets:
By segment	Ps.	1,948,760,157	Ps.	1,112,491,186	Ps.	131,609,820	Ps.	189,599,043	Ps.	135,026,578	Ps.	1,826,455,857
Less unrealized intersegment sales		1,132		(4,349,406)		(22,723)		(7,739)		(320,178)		—
Less unrealized gain due to production cost valuation of inventory		(23,426,961)		(16,232,717)		(551,387)		(641,362)		(6,050,460)		—
Less capitalized refined products		(1,047,732)		—		—		—		—		—
Less equity method for unrealized profits		(3,650,372)		(135,718,699)		—		(22,601,504)		—		—
Less amortization of capitalized interest		(442,460)		—		(3,972,342)		(2,744,000)		—		—
Less market value of fixed assets elimination		59,491		—		—		—		—		—

Total consolidated assets	Ps.	1,920,253,255	Ps.	956,190,364	Ps.	127,063,368	Ps.	163,604,438	Ps.	128,655,940	Ps.	1,826,455,857

Liabilities:
By segment	Ps.	2,279,345,896	Ps.	1,139,890,218	Ps.	77,307,559	Ps.	127,231,838	Ps.	66,431,789	Ps.	3,240,142,197
Less unrealized gain due to production cost valuation of inventory		—		—		—		—		626,833		—

Total consolidated liabilities	Ps.	2,279,345,896	Ps.	1,139,890,218	Ps.	77,307,559	Ps.	127,231,838	Ps.	67,058,622	Ps.	3,240,142,197

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2016 AND DECEMBER 31, 2015 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Figures stated in thousands, except as noted (Note 2))

For the period ended June 30, 2015	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Trading Companies		Corporate and other Subsidiary Companies
Sales:
By segment	Ps.	355,148,509	Ps.	312,087,370	Ps.	96,645,954	Ps.	20,847,226	Ps.	391,608,730	Ps.	36,145,168
Less unrealized intersegment sales		—		(2,232,652)		(25,444)		(12,398)		(59,287)		—

Total consolidated sales	Ps.	355,148,509	Ps.	309,854,718	Ps.	96,620,510	Ps.	20,834,828	Ps.	391,549,443	Ps.	36,145,168

Operating income (loss):
By segment	Ps.	148,799,794	Ps.	(58,942,919)	Ps.	(1,140,233)	Ps.	(7,487,753)	Ps.	12,660,232	Ps.	3,489,927
Less unrealized intersegment sales		—		(2,232,652)		(25,444)		(12,398)		(59,287)		—
Less unrealized gain due to production cost valuation of inventory		(1,174,598)		9,714,153		(185,360)		369,024		335,365		—
Less capitalized refined products		(1,807,804)		—		—		—		—		—
Less amortization of capitalized interest		59,491		—		—		—		—		—

Total consolidated operating income (loss)	Ps.	145,876,883	Ps.	(51,461,418)	Ps.	(1,351,037)	Ps.	(7,131,127)	Ps.	12,936,310	Ps.	3,489,927

Net income (loss):
By segment	Ps.	(119,854,785)	Ps.	(66,653,470)	Ps.	(785,998)	Ps.	(7,554,762)	Ps.	8,657,263	Ps.	(188,216,343)
Less unrealized intersegment sales		—		(2,232,652)		(25,444)		(12,398)		(59,287)		—
Less unrealized gain due to production cost valuation of inventory		(1,174,598)		9,714,153		(185,360)		369,024		335,365		—
Less capitalized refined products		(1,807,804)		—		—		—		—		—
Less equity method for unrealized profits		(15,573)		—		(499,647)		(25,992)		—		4,439,277
Less amortization of capitalized interest		59,491		—		—		—		—		—

Total consolidated net income (loss)	Ps.	(122,793,269)	Ps.	(59,171,969)	Ps.	(1,496,449)	Ps.	(7,224,128)	Ps.	8,933,341	Ps.	(183,777,066)

For the year ended December 31, 2015	Exploration and Production		Refining		Gas and Basic Petrochemicals		Petrochemicals		Cogeneration and Services		Drilling and Services		Logistics		Fertilizers		Ethylene		Trading Companies		Corporate and Other Subsidiary Companies

Assets:
By segment	Ps.	1,722,396,076	Ps.	278,046,553	Ps.	170,326,717	Ps.	151,474,778	Ps.	655,240	Ps.	28,875,231	Ps.	247,480,983	Ps.	15,166,563	Ps.	45,951,980	Ps.	98,305,071	Ps.	1,443,189,883
Less unrealized intersegment sales		1,132		(3,477,744)		(22,723)		(2,435)		—		—		—		—		(5,304)		(293,536)		—
Less unrealized gain due to production cost valuation of inventory		(19,699,526)		(23,904,032)		(581,492)		(779,423)		—		—		—		—		2,163		(4,744,915)		—
Less capitalized refined products		(3,496,201)		—		—		—		—		—		—		—		—		—
Less equity method for unrealized profits		(411,221)		—		(3,593,620)		—		—		—		—		—		(3,952,754)		—		—
Less amortization of capitalized interest		118,981		—		—		—		—		—		—		—		—		—		—
Less market value of fixed assets elimination		—		—		—		—		—		(3,957,250)		(136,173,945)		(6,132,187)		(18,290,966)		—		—

Total consolidated assets	Ps.	1,698,909,241	Ps.	250,664,777	Ps.	166,128,882	Ps.	150,692,920	Ps.	655,240	Ps.	24,917,981	Ps.	111,307,038	Ps.	9,034,376	Ps.	23,705,119	Ps.	93,266,621	Ps.	1,443,189,883

Liabilities:
By segment	Ps.	1,985,557,186	Ps.	459,367,276	Ps.	121,966,591	Ps.	153,946,693	Ps.	530,696	Ps.	14,431,318	Ps.	19,917,100	Ps.	1,499,001	Ps.	4,538,592	Ps.	39,895,655	Ps.	2,747,910,111
Less unrealized gain due to production cost valuation of inventory		—		—		—		—		—		—		—		—		—		1,525,137		—

Total consolidated liabilities	Ps.	1,985,557,186	Ps.	459,367,276	Ps.	121,966,591	Ps.	153,946,693	Ps.	530,696	Ps.	14,431,318	Ps.	19,917,100	Ps.	1,499,001	Ps.	4,538,592	Ps.	41,420,792	Ps.	2,747,910,111

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2016 AND DECEMBER 31, 2015 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Figures stated in thousands, except as noted (Note 2))

NOTE 6. CASH, CASH EQUIVALENTS AND RESTRICTED CASH

As of June 30, 2016 and December 31, 2015, cash and cash equivalents were as follows:

	June 30, 2016		December 31, 2015

Cash on hand and in banks(i)	Ps.	89,301,392	Ps.	52,509,683
Marketable securities		97,009,638		56,859,197

	Ps.	186,311,030	Ps.	109,368,880

(i)	Cash on hand and in banks is primarily composed of cash in banks.

At June 30, 2016 and December 31, 2015, restricted cash was as follows:

	June 30, 2016		December 31, 2015

Restricted cash	Ps.	9,873,384	Ps.	9,246,772

Restricted cash as of June 30, 2016 and December 31, 2015 is primarily composed of the deposit made by Pemex Exploration and Production in the amount of U.S. $465,060 as a result of an arbitration claim before the International Court of Arbitration of the International Chamber of Commerce (the “ICA”). At June 30, 2016 and December 31, 2015, this deposit, including income interest, amounted to Ps. 8,806,187 and Ps. 8,010,298 (see Note 18(b)). Additionally, restricted cash as of June 30, 2016 and December 31, 2015 primarily increased in the amount of U.S. $56,432, and U.S. $71,861, respectively, due to the deposit made by PMI HBV in an account in Banco Santander S.A. as additional collateral for a credit agreement in accordance with the terms of the agreement. The credit agreement requires that PMI HBV maintain a loan-to-value ratio based on the ratio between the principal amount of debt and the market value in U.S. dollars of the Repsol S. A. (“Repsol”) shares owned by PMI HBV. Accordingly, PMI HBV deposited this amount in order to maintain the loan-to-value ratio required under the credit agreement. As of June 30, 2016 and December 31, 2015, this deposit, including income interest, amounted to Ps. 1,067,197 and Ps.1,236,474 (see Note 10).

NOTE 7. ACCOUNTS RECEIVABLE, NET

As of June 30, 2016 and December 31, 2015, accounts receivable, net were as follows:

	June 30,		December 31,
	2016		2015
Domestic customers	Ps.	33,004,528	Ps.	29,328,750
Tax credits		62,258,479		10,710,521
Export customers		35,536,067		17,131,455
Sundry debtors		17,963,838		10,837,297
Employees and officers		5,780,195		5,523,740
Advances to suppliers		4,612,189		5,634,114
Insurance claims		224		43,490
Other accounts receivable		3,479,776		36,454

	Ps.	162,635,296	Ps.	79,245,821

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2016 AND DECEMBER 31, 2015 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Figures stated in thousands, except as noted (Note 2))

NOTE 8. INVENTORIES, NET

As of June 30, 2016 and December 31, 2015, inventories, net were as follows:

	June 30,		December 31,
	2016		2015
Refined and petrochemicals products	Ps.	26,538,350	Ps.	23,673,427
Crude oil		11,045,738		11,461,185
Materials and products in stock		5,010,257		5,145,874
Products in transit		6,245,023		3,262,252
Materials in transit		46,141		120,750
Gas and condensate products		98,432		107,440

	Ps.	48,983,941	Ps.	43,770,928

NOTE 9. HELD-FOR-SALE NON-FINANCIAL ASSETS

In accordance with the Energy Reform Decree, Petróleos Mexicanos and the Centro Nacional de Control de Gas Natural (National Center of Natural Gas Control, or CENAGAS) signed a framework agreement on October 29, 2015 for the transfer to CENAGAS of assets associated with the Sistema Nacional de Gasoductos (National Gas Pipeline System) and the distribution contract for the Naco-Hermosillo pipeline system valued at approximately Ps. 33,213,762 as of June 30, 2016 and December 31, 2015. CENAGAS and Pemex Logistics jointly agreed to the valuation by a specialist of these assets and to adjust, if necessary, the amount of the transaction, which could trigger a gain or loss. PEMEX will be compensated for these assets pursuant to terms set by the Energy Regulatory Commission.

Additionally, pursuant to Round Zero, PEMEX was provisionally assigned 95 blocks of titles. The ownership of the fixed assets located in those blocks will be transferred when the blocks are awarded to third parties in subsequent rounds. On May 10, 2016, pursuant to Round 1.3, the Ministry of Energy awarded 25 of those blocks to third parties and their respective fixed assets will be transferred from PEMEX to such third parties. On June 29, 2016, PEMEX submitted the application for compensation for the fixed assets located in those blocks to the Ministry of Energy, and, on June 30, 2016, these fixed assets were reclassified as held-for-sale non-financial assets in the amount of Ps. 6,595,098. The transfer of these assets may result in a gain or loss for PEMEX.

NOTE 10. AVAILABLE-FOR-SALE FINANCIAL ASSETS

On January 1, 2015, PEMEX had a total of 6,665,423 shares of Repsol valued at Ps. 3,944,696, which represented approximately 1.48% of Repsol’s share capital.

On January 16, 2015, PMI HBV received 575,205 new Repsol shares, valued at Ps. 163,834, as an in-kind dividend resulting from a flexible dividend declared by Repsol in December 2014.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2016 AND DECEMBER 31, 2015 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Figures stated in thousands, except as noted (Note 2))

On June 15, 2015, Repsol declared flexible dividends to its shareholders, of which PMI HBV received 592,123 new Repsol shares in July 2015, valued at Ps. 171,451.

On August 4, 2015, PMI HBV obtained a loan for U.S. $250,000, which bears interest at a rate of 1.79% and is due in 2018. The loan is collateralized by 20,724,331 Repsol shares which are presented as non-current assets.

On December 16, 2015, Repsol declared flexible dividends to its shareholders, from which PMI HBV received 942,015 new Repsol shares as an in-kind dividend on January 15, 2016. This amount was recognized as an account receivable of Ps. 188,490 as of December 31, 2015.

On January 15, 2016, PMI HBV received 942,015 new Repsol shares as an in-kind dividend that was declared on December 31, 2015.

On June 13, 2016, Repsol declared flexible dividends to its shareholders, from which PMI HBV received 555,547 new Repsol shares as an in-kind dividend in July 2016. This amount was recognized as an account receivable of Ps. 128,051 as of June 30, 2016.

As of June 30, 2016 and December 31, 2015, the investments in 21,666,346 and 20,724,331 shares of Repsol held by PMI HBV were valued at Ps. 5,164,605 and Ps. 3,944,696, respectively. The effect of the valuation on the investment at fair value was recorded in other comprehensive results in the statement of changes in equity (deficit) as losses of Ps. (60,036) at June 30, 2016 and Ps. (3,206,316) at December 31, 2015.

As of June 30, 2016 and December 31, 2015, PEMEX’s direct holdings of Repsol shares amounted to approximately 1.50% and 1.48%, respectively, of Repsol’s total shares.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2016 AND DECEMBER 31, 2015 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Figures stated in thousands, except as noted (Note 2))

NOTE 11. PERMANENT INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The permanent investments in associates as of June 30, 2016 and December 31, 2015 were as follows:

		Percentage of investment	June 30, 2015		December 31, 2015

Deer Park Refining Limited		49.99%	Ps.	11,702,179	Ps.	10,600,545
Gasoductos de Chihuahua, S. de R.L. de C.V.	(i)	50.00%		7,238,291		6,454,806
Petroquímica Mexicana de Vinilo, S.A. de C.V.		44.09%		2,710,685		3,954,251
Sierrita Gas Pipeline LLC		35.00%		1,058,141		983,059
Compañía Mexicana de Exploraciones, S.A. de C.V.	(ii)	60.00%		745,712		758,967
Frontera Brownsville, LLC		50.00%		441,859		404,129
TAG Norte Holding, S. de R.L. de C.V.	(iii)	5.00%		—		283,524
Texas Frontera, LLC.		50.00%		243,037		224,834
CH Energía, S.A.		50.00%		196,372		183,474
Administración Portuaria Integral de Dos Bocas, S.A. de C.V.		40.00%		156,043		160,687
TAG Pipeline Sur, S. de R.L. de C.V.	(iii)	5.00%		—		61,747
Other—net		Various		386,408		95,576

Total			Ps.	24,878,727	Ps.	24,165,599

(i)	On July 31, 2015, PEMEX announced the divestiture of Pemex-Gas and Basic Petrochemicals’ 50% ownership interest in the Gasoductos de Chihuahua S. de R.L. de C.V. joint venture with Infraestructura Energética Nova, S.A.B. de C.V. As of June 30, 2016, the divestiture is still in process to be completed.
(ii)	Compañía Mexicana de Exploraciones, S. A. de C. V. is not controlled by PEMEX and is accounted for as a permanent investment in an associate under the equity method (see Note 3(a)).
(iii)	On December 15, 2015, PEMEX announced the divestiture of PMI HBV’s ownership interest in the TAG Norte Holding, S. de R.L. de C.V., and TAG Pipelines Sur, S. de R.L. de C.V., joint ventures with TETL México Sur, S. de R.L. de C.V., at a price of Ps. 3,590,963 with a profit of Ps. 342,954. The figures presented represent Mex-Gas International’s ownership interest in such companies.

Profit (loss) sharing in associates:

	As of June 30,
	2016		2015
Deer Park Refining Limited	Ps.	298,957	Ps.	1,172,604
Gasoductos de Chihuahua, S. de R. L. de C. V.		440,500		290,833
Sierrita Gas Pipeline LLC		29,735		101,752
Administración Portuaria Integral de Dos Bocas, S.A. de C.V.		(4,644)		5,298
CH4 Energía S.A. de C.V.		12,898		9,552
Compañía Mexicana de Exploraciones, S. A. de C. V.		(13,255)		(387,716)
Petroquímica Mexicana de Vinilo, S. A. de C. V.		(1,513,063)		32,388
TAG Norte Holding, S. de R.L. de C.V.		—		(79,000)
TAG Pipelines Sur, S. de R.L. de C.V.		6,453		(15,591)
Other—net		31,257		77,324

	Ps.	(711,162)	Ps.	1,207,444

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2016 AND DECEMBER 31, 2015 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Figures stated in thousands, except as noted (Note 2))

Additional information about the significant permanent investments in associates is presented below:

•	Deer Park Refining Limited. On March 31, 1993, PMI NASA acquired 50% of the Deer Park Refinery. In its capacity as General Partner of Deer Park Refining Limited Partnership, Shell is responsible for the operation and management of the Refinery, the purpose of which is to provide oil refinery services to PMI NASA and Shell for a processing fee. Shell is responsible for determining the crude oil and production materials requirements and both partners are required to provide such crude oil and production materials in equal amounts; the Refinery returns to PMI NASA and Shell products in equal amounts. This investment is recorded under the equity method.

•	Gasoductos de Chihuahua. On February 6, 2011, Pemex Industrial Transformation entered into a joint venture with Gasoductos Holding, S. de R.L de C.V., to own and operate companies related to gas transportation and distribution, called Gasoductos de Chihuahua. Decision making requires the consent of both partners during a meeting. The participation of each of the partners is 50% of the share capital. This investment is recorded under the equity method.

•	Compañía Mexicana de Exploraciones S.A. de C.V., (“COMESA”). COMESA was founded on November 12, 1968 to support PEMEX’s exploration programs. The operations of COMESA focus on designing integral solutions for the energy sector, along the value chain for the exploration and production, refining, petrochemicals, power and geothermal sectors and other energy areas all over Mexico, South America and the United States of America. COMESA’s principal activities are: gravimetric, magnetometric and microseismic studies, land seismic data acquisition (2D,3D, 3C), marine seismic data acquisition, seismic data processing, seismic data interpretation and integration, vertical seismic profile (VSP) 2D and 3D, reservoir characterization and visualization, conceptualization and definition for the exploration process. This investment is recorded under the equity method.

•	Petroquímica Mexicana de Vinilo, S.A. de C.V. On September 13, 2013, PEMEX and Mexichem founded Petroquímica Mexicana de Vinilo, S.A. de C.V. (“Mexicana de Vinilo”). Mexicana de Vinilo’s main products are: chlorine, caustic soda, ethylene and petrochemical monomers and vinyl chloride. Mexichem is responsible for operational and financial decisions for Mexicana de Vinilo. This investment is recorded under the equity method.

•	Frontera Brownsville, LLC. On April 15, 2011, PMI Services North America entered into a joint venture, effective April 1, 2011, with TransMontaigne Operating Company L.P. (“TransMontaigne”). Frontera Brownsville, LLC was incorporated in Delaware, United States, and has the corporate power to own and operate certain facilities for the storage and treatment of clean petroleum products. PMI Services North America acquired a 50% non-operating share in most of the assets in TransMontaigne’s Terminal. This investment is recorded under the equity method.

•	Texas Frontera, LLC. On July 27, 2010, PMI Services North America, Inc. entered into a joint venture with Magellan OLP, L.P. (“Magellan”) to build and own seven refined product storage tanks and certain related facilities in Galena Park, Texas on an easement granted by Magellan Terminal Holdings, L.P. (“Magellan Holdings”). Texas Frontera, LLC is based in Delaware, United States. Under the joint venture, Magellan Holdings will be the responsible for Magellan’s operation and will manage the construction of tanks and related infrastructure assets. This investment is recorded under the equity method.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2016 AND DECEMBER 31, 2015 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Figures stated in thousands, except as noted (Note 2))

Additional information on other permanent investments in associates is presented below:

•	Sierrita Gas Pipeline LLC. Develops projects related to the transport infrastructure of gas in the United States.

•	Administración Portuaria Integral de Dos Bocas, S.A. de C.V. Coordinates the development and exploration of water and land in port areas in Mexico’s public domain; operates the use and development of building sites and the installations built and to be built during the development of such port areas, including maritime signaling and the construction, maintenance and operation of marine terminals and facilities in the port area; and provides related port services.

•	CH4 Energía, S.A. Engages in the purchase and sale of natural gas and in all activities related to the marketing of the natural gas, such as transport, distribution and others.

•	TAG Norte Holding, S. de R. L. de C. V. Holding company of TAG Pipelines Norte, S. de R.L. de C.V.

•	TAG Pipelines Sur, S. de R. L. de C. V. Coordinates the construction and future operation and maintenance of the southern portion of the Ramones II project.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF  JUNE 30, 2016 AND

DECEMBER 31, 2015 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Figures stated in thousands, except as noted)

NOTE 12. WELLS, PIPELINES, PROPERTIES, PLANT AND EQUIPMENT, NET

As of June 30, 2016, December 31, 2015 and January 1, 2015, the components of wells, pipelines, properties, plant and equipment were as follows:

	Plants		Drilling equipment		Pipelines		Wells		Buildings		Offshore platforms		Furniture and equipment		Transportation equipment		Construction in progress		Land		Unproductive fixed assets		Other fixed assets		Total fixed assets
Investment

Balances as of January 1, 2015	Ps.	758,965,433	Ps.	46,129,352	Ps.	571,099,029	Ps.	1,191,385,012	Ps.	64,403,269	Ps.	337,246,010	Ps.	54,819,706	Ps.	24,002,014	Ps.	195,817,249	Ps.	42,813,007	Ps.	10,825,706	Ps.	583,753	Ps.	3,298,089,540
Acquisitions		21,066,695		6,117,156		5,331,416		49,027,740		2,624,138		6,874,162		1,531,683		236,284		155,841,872		12,077,308		114,062		4,015,295		264,857,811
Reclassifications		1,871,739		(313,503)		2,816,080		—		937,482		774		(607,369)		387,331		1,809,152		23,804		(6,448,543)		(3,275,978)		(2,799,031)
Capitalization		33,362,415		—		17,144,630		76,065,532		1,301,395		13,670,992		35,933		590,435		(141,792,676)		209,655		—		(588,311)		—
Impairment		(97,981,310)		—		(34,543,415)		(249,962,633)		—		(95,457,330)		—		—		—		—		—		—		(477,944,688)
Disposals		(68,872,958)		(30,252,662)		(141,868,232)		—		(2,981,818)		(2,006,512)		(2,813,759)		(9,886,969)		—		(11,775,972)		(4,491,225)		(103,881)		(275,053,988)

Balances as of December 31, 2015		648,412,014		21,680,343		419,979,508		1,066,515,651		66,284,466		260,328,096		52,966,194		15,329,095		211,675,597		43,347,802		—		630,878		2,807,149,644

Acquisitions		16,774,235		706,690		1,440,487		9,525,003		3,534,295		4,267,745		506,061		1,463,430		39,194,691		6,302,973		—		—		83,715,610
Reclassifications		6,085		—		(1,210,447)		8,649,686		(6,848,731)		—		(510,899)		(462,718)		(103,010)		9,189		—		2,671		(468,174)
Capitalization		4,098,902		—		3,234,620		28,880,548		71,479		7,211,913		—		—		(43,497,462)		—		—		—		—
Impairment		(1,125,570)		—		12,877,065		89,275,131		—		8,933,958		—		—		(10,936,207)		—		—		—		99,024,377

Disposals		(2,735,645)		—		(2,001,367)		(5,123,092)		(383,168)				(368,579)		(6,589)		(833,176)		(291,002)		—		(3,006)		(11,745,624)

Balances as of June 30, 2016		665,430,021		22,387,033		434,319,866		1,197,722,927		62,658,341		280,741,712		52,592,777		16,323,218		195,500,433		49,368,962		—		630,543		2,977,675,833

Accumulated depreciation and amortization

Balances as of January 1, 2015	Ps.	(339,292,292)	Ps.	(27,771,648)	Ps.	(232,658,051)	Ps.	(695,718,382)	Ps.	(37,144,310)	Ps.	(124,922,867)	Ps.	(37,051,446)	Ps.	(12,811,151)	Ps.	—	Ps.	—	Ps.	(7,345,255)	Ps.	—	Ps.	(1,514,715,402)
Depreciation and amortization		(41,107,609)		(3,041,899)		(16,777,673)		(84,823,893)		(1,608,620)		(15,986,093)		(3,533,648)		(1,071,815)		—		—		—		—		(167,951,250)
Reclassifications		(1,148,744)		283,636		(310,859)		—		(113,573)		—		1,259,561		(402,648)		—		—		3,231,659		—		2,799,032
Disposals		60,264,739		29,951,896		110,415,176		98,636		1,154,416		—		2,812,054		8,391,094		—		—		4,113,596		—		217,201,607

Balances as of December 31, 2015		(321,283,906)		(578,015)		(139,331,407)		(780,443,639)		(37,712,087)		(140,908,960)		(36,513,479)		(5,894,520)		—		—		—		—		(1,462,666,013)

Depreciation and amortization		(18,434,869)		(1,333,693)		(7,267,443)		(28,950,389)		(887,720)		(4,886,417)		(1,655,168)		(504,887)		—		—		—		—		(63,920,586)
Reclassifications		137,937		—		(74,414)		(3,077)		(74,935)		—		29,381		453,282		—		—		—		—		468,174
Disposals		2,032,129		—		814,787		—		293,359		—		346,531		8,000		—		—		—		—		3,494,806

Balances as of June 30, 2016		(337,548,709)		(1,911,708)		(145,858,477)		(809,397,105)		(38,381,383)		(145,795,377)		(37,792,735)		(5,938,125)		—		—		—		—		(1,522,623,619)

Wells, pipelines, properties, plant and equipment, net as of December 31, 2015	Ps.	327,128,108	Ps.	21,102,328	Ps.	280,648,101	Ps.	286,072,012	Ps.	28,572,379	Ps.	119,419,136	Ps.	16,452,715	Ps.	9,434,575	Ps.	211,675,597	Ps.	43,347,802	Ps.	—	Ps.	630,878	Ps.	1,344,483,631

Wells, pipelines, properties, plant and equipment, net as of June 30, 2016	Ps.	327,881,312	Ps.	20,475,325	Ps.	288,461,389	Ps.	388,325,822	Ps.	24,276,958	Ps.	134,946,335	Ps.	14,800,042	Ps.	10,385,093	Ps.	195,500,433	Ps.	49,368,962	Ps.	—	Ps.	630,543	Ps.	1,455,052,214

Depreciation rates		3 to 5%		5%		2 to 7%		—		3 to 7%		4%		3 to 10%		4 to 20%		—		—		—		—		—
Estimated useful lives		20 to 35years		20 years		15 to 45 years		—		33 to 35 years		25 years		3 to 10 years		5 to 25 years		—		—		—		—		—

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS AS OF JUNE 30, 2016 AND DECEMBER 31, 2015 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Figures stated in thousands, except as noted)

a.	The combined depreciation of fixed assets and amortization of wells as of June 30, 2016 and 2015, recognized mainly in cost of sales, was Ps. 63,920,586 and Ps. 77,652,400, respectively, which includes costs related to plugging and abandonment of wells as of June 30, 2016 and 2015 of Ps. 1,895,457 and Ps. 608,638, respectively.

b.	As of June 30, 2016 and December 31, 2015, provisions relating to future plugging and abandonment costs amounted to Ps. 58,022,967 and Ps. 56,894,695, respectively, and are presented in the “Provisions for sundry creditors” line item.

c.	As of June 30, 2016, PEMEX recognized a net reversal of impairment in the amount of Ps. 99,024,377 arising from (1) a reversal of Ps. 112,937,083 mainly due to (i) the reallocation of resources towards oil fields with highest profitability and net cash flows arising from relatively greater efficiency in oil extraction and lower production costs, which fields are located primarily in the Crudo Ligero Marino, Burgos and Antonio J. Bermudez crude oil projects, (ii) the appreciation of the U.S. dollar against the Mexican peso by 10%, from a peso–U.S. dollar exchange rate of Ps. 17.2065 to U.S. $1.00 as of December 31, 2015 to a peso–U.S. dollar exchange rate of Ps. 18.9113 to U.S. $1.00 as of June 30, 2016, given that cash inflows are denominated in U.S. dollars and then translated to the reporting currency using the exchange rate at the end of the period, and (iii) the change in the period used to estimate long-term prices of proved reserves and the recoverable amount of fixed assets from 20 years to 25 years in accordance with the modification to the Lineamientos que regulan el procedimiento de cuantificación y certificación de reservas de la nación y el informe de los recursos contingentes relacionados (Guidelines regulating the quantification and certification procedures of the nation’s reserves and the related contingent resources report); and (2) an impairment of fixed assets of Ps. 13,912,706, mainly due to the fact that cash flows were not sufficient to cover the recovery value of the Lakach project as a result of the increase in investments in this strategic gas project.

The cash generating units of Pemex Exploration and Production are investment projects grouped from productive fields with hydrocarbon reserves associated with proved reserves (1P). These productive hydrocarbon fields contain varying degrees of heating power consisting of a set of wells and are supported by fixed assets associated directly with the production, such as pipelines, production facilities, offshore platforms, specialized equipment and machinery.

Each project represents the smallest unit which can concentrate the core revenues, achieving the direct association with the costs and expenses to be in possibilities to determine the future cash flows (value in use).

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS AS OF JUNE 30, 2016 AND DECEMBER 31, 2015 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Figures stated in thousands, except as noted)

To determine the value in use of long-lived assets associated with hydrocarbon extraction, the net present value of reserves is determined based on the following assumptions:

Crude oil price	58.91 U.S. dollars/bl
Gas price	3.85 U.S. dollars/mpc
Condensates price	43.83 U.S. dollars/bl
Discount rate	16.41% annually

The total forecast production during the period is 7,853 million bpce.

Pemex Exploration and Production determines the recoverable amount of fixed assets based on the long-term estimated prices for Pemex Exploration and Production’s proved reserves (1P). The recoverable amount on each asset is the value in use. As of June 30, 2016, the value in use of impairment fixed assets amounted to Ps. 341,736,000.

d.	As a result of the Energy Reform Decree, the secondary legislation and the corresponding initial adjudication of rights for the exploration and extraction of oil and solid hydrocarbons mentioned in transitory article 6 of the Energy Reform Decree, certain assignments that Pemex Exploration and Production received from the Mexican Government were affected. These investments will be compensated at their fair value pursuant to the terms determined by Ministry of Energy. As of the date of these unaudited condensed consolidated interim financial statements, the Ministry of Energy has awarded 25 blocks, as described below, but has not started the bidding process for awarding the remaining blocks. The aggregate values of the asset blocks and fields that were assigned to Petróleos Mexicanos on a temporary basis as of June 30, 2016 consist of the following:

		Amount
Assets of temporarily assigned blocks	6	Ps.	2,123,000
Assets of non-assigned fields	44		57,880,000

		Ps.	60,003,000

Pursuant to Round Zero, PEMEX was provisionally awarded 95 blocks of titles, of which 25 were assigned to third parties in Round 1.3 (see Note 9). The remaining 70 blocks include temporarily assigned fields, which will be transferred to third parties when they are assigned to them in subsequent rounds.

Non-assigned fields are those that have not been assigned to PEMEX but that PEMEX operates. On August 26, 2016, after analyzing the assets related to non-assigned fields,

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS AS OF JUNE 30, 2016 AND DECEMBER 31, 2015 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Figures stated in thousands, except as noted)

PEMEX requested that the Ministry of Energy allow it to retain the ownership of assets in non-assigned fields amounting to Ps 47,843,796 and to receive a refund of Ps. 10,036,204 for the remaining assets in such fields.

e.	Certain infrastructure assets used for oil and gas activities are guarantee of the U.S. $ 1,100,000 sale and leaseback agreement on June 17, 2016 (see Note 15).

f.	As of June 30, 2016 fixed assets were reclassified as held-for-sale non-financial assets in the amount of Ps. 6,665,423 (see Note 9).

NOTE 13. INTANGIBLE ASSETS

Intangible assets as of June 30, 2016 and December 31, 2015 amounted to Ps. 4,626,674 and Ps. 14,304,961, respectively, and included wells unassigned to a reserve.

	June 30, 2016		December 31, 2015
Balance at the beginning of period	Ps.	14,304,961	Ps.	14,970,904
Additions to construction in progress		7,346,398		28,725,376
Transfers against expenses		(9,063,805)		(13,081,780)
Transfers against fixed assets		(7,960,880)		(16,309,539)

	Ps.	4,626,674	Ps.	14,304,961

NOTE 14. OTHER ASSETS

At June 30, 2016 and December 31, 2015, the balance of other assets was as follows:

	June 30, 2016		December 31, 2015
Long-term notes receivable	Ps.	50,000,000	Ps.	50,000,000
Payments in advance		4,132,825		1,980,260
Other		5,394,398		5,427,400

	Ps.	59,527,223	Ps.	57,407,660

NOTE 15. DEBT

The Board of Directors approves the terms and conditions for the incurrence of obligations that constitute public debt of Petróleos Mexicanos for each fiscal year, in accordance with the Petróleos Mexicanos Law and the Reglamento de la Ley de Petróleos Mexicanos (Regulations to the Petróleos Mexicanos Law). These terms and conditions are promulgated in conformity with the guidelines approved by the SHCP for Petróleos Mexicanos for the respective fiscal year.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS AS OF JUNE 30, 2016 AND DECEMBER 31, 2015 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Figures stated in thousands, except as noted)

During the period from January 1 to June 30, 2016, PEMEX participated in the following financing activities:

•	On January 25, 2016, Petróleos Mexicanos increased its Medium-Term Notes Program from U.S. $ 52,000,000 to U.S. $ 62,000,000 pursuant to authorization by the Board of Directors of Petróleos Mexicanos on August 18, 2015.

•	On January 28, 2016, subsidiaries of Pemex Fertilizers obtained loans for an aggregate amount of U.S. $ 635,000 in connection with the acquisition of Grupo Fertinal, S.A.

•	On January 29, 2016, Petróleos Mexicanos obtained a loan from a line of credit for Ps. 7,000,000 bearing interest at a floating rate linked to the Tasa de Interés Interbancaria de Equilibrio (Interbank Equilibrium Interest Rate, or TIIE) plus 0.55%, which matures on January 27, 2017.

•	On February 4, 2016, Petróleos Mexicanos issued U.S. $ 5,000,000 of debt securities under its Medium-Term Notes Program, Series C, in three tranches: (i) U.S. $ 750,000 of its 5.500% Notes due 2019; (ii) U.S. $ 1,250,000 of its 6.375% Notes due 2021; and (iii) U.S. $ 3,000,000 of its 6.875 % Notes due 2026. All debt securities issued under this program are guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services.

•	On March 15, 2016, Petróleos Mexicanos issued €2,250,000 of debt securities U.S. $ 62,000,000 Medium-Term Notes Program, Series C in two tranches: (i) €1,350,000 of its 3.750% Notes due 2019 and (ii) €900,000 of its 5.125% Notes due 2023. All debt securities issued under this program are guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services.

•	On March 17, 2016, Petróleos Mexicanos borrowed Ps. 2,000,000 from a credit line at a floating rate linked to TIIE and matures in 2017.

•	On March 17, 2016, Petróleos Mexicanos borrowed Ps. 3,300,000 from a credit line at a floating rate linked to TIIE and matures in 2017.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS AS OF JUNE 30, 2016 AND DECEMBER 31, 2015 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Figures stated in thousands, except as noted)

•	On March 22, 2016 PEMEX completed its exchange offers, resulting in the following additional amounts of bonds issued and registered with the SEC:

Debt titles	Issuer	Subsidiary Guarantors	Pending amount of the principal (U.S. $)

3.500% Notes due 2020	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	$1,454,967
4.250% Notes due 2025	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	997,333
4.500% Notes due 2026	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	1,486,725
5.50% Bonds due 2044(1)	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	1,504,855
5.625% Bonds due 2046	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services	2,992,861

(1)	The aggregate outstanding amount of 5.50% Bonds due 2044 is U.S. $ 4,249,855.

•	On March 23, 2016, Petróleos Mexicanos issued Ps. 5,000,000 of Certificados Bursátiles due 2019 at a floating rate linked to TIIE.

•	On March 28, 2016, Petróleos Mexicanos borrowed Ps. 9,700,000 from a credit line at a floating rate linked to TIIE, which matures in 2017.

•	On April 19, 2016, Petróleos Mexicanos borrowed €500,000 from a credit line at fixed rate of 5.11%, which matures in 2023.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS AS OF JUNE 30, 2016 AND DECEMBER 31, 2015 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Figures stated in thousands, except as noted)

•	On May 31, 2016, Petróleos Mexicanos obtained a U.S. $300,000 bilateral credit line from Export Development Canada (EDC), due in May 2021, which bears interest at a floating rate linked to the London Interbank Offered Rate (“LIBOR”). As of the date of this report, Petróleos Mexicanos has borrowed U.S. $300,000 under this agreement.

•	On June 14, 2016, Petróleos Mexicanos issued CHF 375,000 aggregate principal amount of Notes under its U.S. $ 62,000,000 Medium-Term Notes Program, Series C, in two tranches: (1) CHF 225,000 of its 1.50% Notes due 2018 and (2) CHF 150,000 of its 2.37% Notes due 2021. The Notes are guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services.

•	On June 17, 2016, Pemex Exploration and Production obtained approximately U.S. $1,100,000 in connection with the sale and leaseback of certain infrastructure assets used for oil and gas activities. As part of this transaction, Pemex Exploration and Production entered into a 15-year financial lease agreement, which will last for the greater part of the economic life of the asset, at a fixed rate of 8.38%, pursuant to which Pemex Exploration and Production will retain the operation of these assets and the title and ownership of such assets will revert to Pemex Exploration and Production at the end of this period following payment of an agreed price. This transaction was recognized as a financing activity due to the fact that PEMEX retained all of the risks and benefits associated with ownership of the asset and substantially all of the operating rights of the asset.

•	Between January 1 and June 30, 2016, PMI HBV had U.S. $5,642,000 in revolving credit lines and paid U.S. $4,912,000. The outstanding amount of these revolving credit lines as of June 30, 2016 was U.S. $730,000. As of December 31, 2015 there was no outstanding amount.

As of June 30, 2016, Petróleos Mexicanos had U.S. $4,500,000 and Ps. 23,500,000 in available credit lines in order to ensure liquidity which are totally used.

As of June 30, 2016, PEMEX used the following exchange rates:

	June 30, 2016

U.S. dollar	Ps.	18.9113
Japanese yen		0.1841
Pound sterling		25.2315
Euro		20.8913
Swiss francs		19.2658
Australian dollar		13.9187

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS AS OF JUNE 30, 2016 AND DECEMBER 31, 2015 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Figures stated in thousands, except as noted)

NOTE 16. DERIVATIVE FINANCIAL INSTRUMENTS

(a)	Fair value hierarchy

PEMEX values its financial instruments under standard methodologies commonly applied in the financial markets. PEMEX’s related assumptions therefore fall under Level 1 and Level 2 of the fair value hierarchy for market participant assumptions, as described below.

The fair values determined by Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs are based on quoted prices for similar assets or liabilities in active markets, and inputs other than quoted prices that are observed for assets or liabilities. Level 3 inputs are unobservable inputs for the assets or liabilities, and include situations where there is little, if any, market activity for the assets or liabilities.

Management uses appropriate valuation techniques based on the available inputs to measure the fair values of PEMEX’s applicable assets and liabilities.

When available, PEMEX measures fair value using Level 1 inputs, because they generally provide the most reliable evidence of fair value.

The following tables present information about PEMEX’s assets and liabilities measured at fair value and indicate the fair value hierarchy of the inputs utilized to determine the fair values as of June 30, 2016 and December 31, 2015:

	Fair value hierarchy						Total as of June 30,
	Level 1		Level 2		Level 3		2016
Financial Assets:
Derivative financial instruments	Ps.	—	Ps.	4,218,819	Ps.	—	Ps.	4,218,819
Available-for-sale financial assets		5,164,604		—		—		5,164,604
Financial Liabilities:
Derivative financial instruments		—		(27,191,507)		—		(27,191,507)

	Fair value hierarchy						Total as of December 31,
	Level 1		Level 2		Level 3		2015
Financial Assets:
Derivative financial instruments	Ps.	—	Ps.	1,601,106	Ps.	—	Ps.	1,601,106
Available-for-sale financial assets		3,944,696		—		—		3,944,696
Financial Liabilities:
Derivative financial instruments		—		(27,300,687)		—		(27,300,687)

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS AS OF JUNE 30, 2016 AND DECEMBER 31, 2015 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Figures stated in thousands, except as noted)

(b)	Fair value of Derivative Financial Instruments

PEMEX periodically evaluates its exposure to international hydrocarbon prices, interest rates and foreign currencies and uses derivative instruments as a mitigation mechanism when potential sources of market risk are identified.

PEMEX monitors the fair value of its DFIs portfolio on a periodic basis. The fair value represents the price at which one party would assume the rights and obligations of the other, and is calculated for DFIs through models commonly used in the international financial markets, based on inputs obtained from major market information systems and price providers.

PEMEX’s DFIs portfolio is composed primarily of swaps, the prices of which are estimated by discounting flows using the appropriate factors, and contains no exotic instruments that require numerical approximations for their valuation.

PEMEX values its DFIs under standard methodologies commonly applied in the financial markets. PEMEX does not have an independent third party to value its DFIs. Nonetheless, PEMEX calculates the fair value of its DFIs though the tools developed by its market information providers such as Bloomberg. PEMEX has no policies for the designation of a calculation or valuation agent.

PEMEX’s related assumptions therefore fall under Level 2 of the fair value hierarchy for market participant assumptions.

(c)	Accounting treatment and DFIs’ impact in the financial statements

PEMEX enters into derivatives transactions with the sole purpose of hedging financial risks related to its operations, firm commitments, planned transactions and assets and liabilities recorded on its statement of financial position. Nonetheless, some of these transactions do not qualify for hedge accounting treatment because they do not meet the requirements of IAS 39, “Financial Instruments Recognition and Measurement” (“IAS 39”) for designation as hedges. They are therefore recorded in the financial statements as non-hedge instruments or as instruments entered into for trading purposes, despite the fact that their cash flows are offset by the cash flows of the positions to which they relate. As a result, the changes in their fair value are recognized in the “Derivative financial instruments (cost) income, net” line item in the consolidated statement of comprehensive income.

All of PEMEX’s DFIs are treated, for accounting purposes, as instruments entered into for trading purposes; therefore, any change in their fair value, caused by any act or event, has a direct impact on the “Derivative financial instruments (cost) income, net” line item.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS AS OF JUNE 30, 2016 AND DECEMBER 31, 2015 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Figures stated in thousands, except as noted)

As of June 30, 2016 and December 31, 2015, the net fair value of PEMEX’s DFIs, current DFIs and unrealized positions, was Ps. (22,972,687) and Ps. (25,699,581), respectively. As of June 30, 2016 and December 31, 2015, PEMEX did not have any DFIs designated as hedges.

For the periods ended June 30, 2016 and 2015, PEMEX recognized a net loss of Ps. 1,995,379 and Ps. 14,867,042, respectively, in the “Derivative financial instruments (cost) income, net” line item with respect to DFIs treated as instruments entered into for trading purposes.

In accordance with established policies, PEMEX has analyzed the different contracts it has entered into and has determined that according to the terms thereof, none meet the criteria necessary to be classified as embedded derivatives. Accordingly, as of June 30, 2016 and December 31, 2015, PEMEX did not recognize any embedded derivatives (foreign currency or index).

NOTE 17. PROVISIONS FOR SUNDRY CREDITORS

At June 30, 2016 and December 31, 2015, the provisions for sundry creditors is as follows:

	June 30, 2016		December 31, 2015

Provision for plugging of wells (Note 12)	Ps.	58,022,967	Ps.	56,894,695
Provision for litigation and claims in process (Note 18)		14,482,997		12,775,263
Provision for environmental costs (Note 18)		6,782,309		3,521,838

	Ps.	79,288,273	Ps.	73,191,796

NOTE 18. CONTINGENCIES

In the ordinary course of business, PEMEX is named in a number of lawsuits of various types. PEMEX evaluates the merit of each claim and assesses the likely outcome. PEMEX has not recorded provisions related to ongoing legal proceedings due to the fact that an unfavorable resolution is not expected in such proceedings and described in further detail in this Note.

a.

PEMEX is subject to the provisions of the Ley General del Equilibrio Ecológico y la Protección al Ambiente (General Law on Ecological Equilibrium and Environmental Protection). To comply with this law, environmental audits of PEMEX’s larger operating, storage and transportation facilities have been or are being conducted. Following the completion of such audits, PEMEX has signed various agreements with the Procuraduría Federal de Protección al Ambiente (Federal Attorney of Environmental Protection) to implement environmental remediation and improve environmental plans. Such plans

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS AS OF JUNE 30, 2016 AND DECEMBER 31, 2015 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Figures stated in thousands, except as noted)

contemplate remediation for environmental damages, as well as related investments for the improvement of equipment, maintenance, labor and materials. As of June 30, 2016 and December 31, 2015, the reserve for environmental remediation expenses totaled Ps. 6,782,309 and Ps. 3,521,838, respectively. This reserve is included as part of the reserve for sundry creditors and others as a long-term liability in the statement of financial position.

b.	PEMEX is involved in various civil, tax, criminal, administrative, labor and commercial lawsuits and arbitration proceedings. The results of these proceedings are uncertain as of the date of these unaudited condensed consolidated interim financial statements. As of June 30, 2016 and December 31, 2015, PEMEX has accrued a provision of Ps. 14,482,997 and Ps. 12,775,263, respectively, for these contingent liabilities. The current status of the principal lawsuits in which PEMEX is involved is as follows:

•

In December 2004, Corporación Mexicana de Mantenimiento Integral, S. de R. L. de C. V. (“COMMISA”) filed an arbitration claim (No. 13613/CCO/JRF) before the International Court of Arbitration of the International Chamber of Commerce against Pemex-Exploration and Production for, among other things, the breach of a construction agreement in connection with two platforms in the Cantarell project (Project No. IPC01). On December 16, 2009, the International Court of Arbitration issued an arbitration award requiring Pemex-Exploration and Production to pay U.S. $293,646 and Ps. 34,459, plus interest. COMMISA requested that the U.S. District Court for the Southern District of New York recognize and execute the arbitration award. Pemex-Exploration and Production requested that the award be declared null and void by the Mexican courts, which was granted. On September 25, 2013, the U.S. District Court for the Southern District of New York issued a final judgment confirming the arbitration award. Pemex-Exploration and Production was ordered to pay COMMISA U.S. $465,060, which included Pemex-Exploration and Production’s U.S. $106,828 guarantee. Each party is to pay its value added taxes, and interest relating to the award is to be paid in accordance with applicable U.S. law. In November 2013, Pemex-Exploration and Production deposited this amount in a bank account in New York as a condition to filing its appeal with the U.S. Second Circuit Court of Appeals, which it did on January 28, 2014. On November 20, 2014, a hearing was held. On February 6, 2015, the U.S. Department of Justice filed an amicus curiae brief before the U.S. Second Circuit Court of Appeals to present the views of the U.S. Government with respect to the case, which were favorable to Pemex-Exploration and Production’s position. As of the date of these financial statements, a final resolution is still pending. On January 22, 2013 COMMISA requested from the authorities in Luxembourg an execution of the arbitration award and an attachment of assets of Pemex-Exploration and Production and Petróleos Mexicanos located in several financial institutions. On

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS AS OF JUNE 30, 2016 AND DECEMBER 31, 2015 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Figures stated in thousands, except as noted)

November 15, 2013, Pemex-Exploration and Production filed a motion against the execution of the arbitration award before the Supreme Court of Justice of Luxembourg. On January 15, 2014 COMMISA also filed a motion before this Supreme Court. On March 25, 2014 Pemex-Exploration and Production filed its pleadings. In connection with the attachment of assets, COMMISA filed a motion before the Court of Appeals of Luxembourg seeking that the Court recognizes the arbitration award without considering that it was declared null and void by the Mexican courts. On June 25, 2016, the Court of Appeals of Luxembourg issued a new procedural calendar. As of the date of these unaudited condensed consolidated interim financial statements a final judgment is still pending.

•	In February 2010, the Servicio de Administración Tributaria (the Tax Management Service) notified Pemex-Exploration and Production of the results of its review of Pemex-Exploration and Production’s financial statements for the fiscal year ended December 31, 2006 with respect to federal taxes, the value added tax and the Ordinary Duty on Hydrocarbons payable by it. On September 20, 2010, the Tax Management Service determined that Pemex-Exploration and Production owed additional taxes totaling Ps. 4,575,208 (of which Pemex-Exploration and Production was notified on September 22, 2010). On November 30, 2010, Pemex-Exploration and Production filed an administrative claim before the Tercera Sala Regional Metropolitana (Third Regional Metropolitan Court) of the Tribunal Federal de Justicia Fiscal y Administrativa (Tax and Administrative Federal Court) challenging the assessment. On November 20, 2013, the Primera Sección de la Sala Superior (First Section of the Superior Court) of the Tax and Administrative Federal Court requested the documentation related to this trial (file No. 28733/1017037/1838/13S10504). The First Section of the Superior Court ordered the file to be sent back to the Third Regional Metropolitan Court to correct any procedural errors in order to issue a final judgment, which was sent back to the First Section of the Superior Court when the procedural errors were corrected. On March 31, 2016, a judgment was issued confirming the resolution issued by the Tax Management Service. Pemex Exploration and Production filed an amparo against this resolution (file No. 402/2016) before the Segundo Tribunal Colegiado en Materia Administrativa del Primer Circuito (Second Administrative Joint Court of the First Circuit), which was admitted on June 1, 2016. As of the date of these unaudited condensed consolidated interim financial statements a final judgment is still pending.

•

On September 19, 2014, the Tax Management Service notified Petróleos Mexicanos (motion No. 900-07-2014-52233 dated September 8, 2014) that it had determined that Petróleos Mexicanos owed Ps. 3,581,878 for allegedly failing to properly withhold income taxes on interest payments to foreign residents during

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS AS OF JUNE 30, 2016 AND DECEMBER 31, 2015 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Figures stated in thousands, except as noted)

2008, which were based on a 4.9% rate instead of a 28% rate. On November 3, 2014, Petróleos Mexicanos filed a motion to revoke the Tax Management Service’s assessment, which was granted. The Tax Management Service issued a new resolution stating it had determined that Petróleos Mexicanos owed Ps. 23,261. Petróleos Mexicanos filed an administrative claim which was admitted on March 8, 2016 and which suspended the proceeding. On May 20, 2016, the Tax Management Service responded this claim and, on June 27, 2016, Petróleos Mexicanos filed its pleadings.

•	In June 2016, Pemex Exploration and Production was summoned before the Juzgado Octavo de Distrito en materia civil (Eighth Civil District Court) in Mexico City, in connection with a claim filed by Drake Mesa, S. de R.L. (file No. 200/2016-II), seeking approximately U.S. $120,856 related to expenses and damages in connection with, among other things, a public work agreement executed between them. Pemex Exploration and Production will file a response to this claim.

•	On June 11, 2015, the Segunda Sala Regional del Noreste (Second Regional Northeast Court) notified Pemex-Refining of an administrative claim (file no. 2383/15-06-02-4) filed by Severo Granados Mendoza, Luciano Machorro Olvera and Hilario Martínez Cerda, as President, Secretary and Treasurer of the Ejido Tepehuaje seeking Ps. 2,094,232 in damages due to hydrocarbons’ spill in their land. Pemex-Refining filed a response to this claim that, among other things, argued that the Second Regional Court lacked jurisdiction. The Second Regional Court agreed with Pemex-Refining and the claim was sent to the Sala Especializada en Materia Ambiental (Specialized Court related to Environmental Matters) (file No. 3668/15-EAR-01-11), which did not admit it. The claim was sent to the First Section of the Superior Court, which, on June 16, 2016, declared the Second Regional Court competent to resolve the claim and ordered the respective file to be sent to that Court for resolution.

•

In February 2010, the Tax Management Service notified Pemex-Refining of the results of its review of Pemex-Refining’s financial statements for the fiscal year ended December 31, 2006 with respect to federal contributions, the value added tax and the Hydrocarbons Income Tax. On September 20, 2010, the Tax Management Service notified Pemex-Refining that it owed approximately Ps. 1,553,372 (including penalties and interest). On November 30, 2010, Pemex-Refining filed an administrative claim before the Third Regional Metropolitan Court of the Tax and Administrative Federal Court challenging the assessment. On November 20, 2013, the Sala Superior (Superior Court) of the Tax and Administrative Federal Court attracted the documentation related to this trial (file No. 28733/1017037/1838/13S10504). The First Section of the Superior Court ordered

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS AS OF JUNE 30, 2016 AND DECEMBER 31, 2015 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Figures stated in thousands, except as noted)

the file to be sent back to the Third Regional Metropolitan Court to correct any procedural errors in order to issue a final judgment, which was sent back to the First Section of the Superior Court when the procedural errors were corrected. On March 31, 2016, a judgment was issued confirming the resolution issued by the Tax Management Service. An amparo against it was filed before the Second Administrative Joint Court of the First Circuit which was admitted on June 1, 2016. As of the date of these unaudited condensed consolidated interim financial statements a final judgment is still pending.

•	On April 14, 2010, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals were summoned before the Juzgado Séptimo de Distrito (Seventh District Court) in Reynosa, Tamaulipas, in connection with a civil claim filed by Irma Ayala Tijerina de Barroso, et al., seeking approximately Ps. 1,490,873 in damages for the alleged contamination of land adjacent to water treatment. A final judgment was issued in favor of Pemex-Gas and Basic Petrochemicals and required that each party cover its respective legal expenses, which the parties subsequently appealed. The plaintiffs filed an appeal against this resolution. Pemex-Gas and Basic Petrochemicals also filed an appeal requesting that the expenses related to these proceedings be paid by the plaintiff. As of the date of these unaudited condensed consolidated interim financial statements, a final resolution is still pending.

•

In February 2011, EMS Energy Services de México, S. de R.L. de C.V. and Energy Maintenance Services Group I. LLC filed a claim against Pemex-Exploration and Production before the Juzgado Tercero de Distrito (Third District Court) in Villahermosa, Tabasco (No. 227/2010). The plaintiffs are seeking, among other things, damages totaling U.S. $193,713 related to the termination of a public works contract and nonpayment by Pemex-Exploration and Production under the contract. On December 31, 2014, a final judgment was issued in favor of Pemex-Exploration and Production. The plaintiff subsequently filed an appeal, which was denied on May 11, 2015. On June 3, 2015, the plaintiff filed an amparo (02/2015) against this resolution, which was denied. The plaintiff filed a motion to review this resolution before the Suprema Corte de Justicia de la Nación (the Mexican Supreme Court of Justice), which as of the date of these unaudited condensed consolidated interim financial statements is still pending. In a concurrent administrative proceeding, Pemex-Exploration and Production was summoned before the Séptima Sala Regional Metropolitana (Seventh Regional Metropolitan Court) of the Tax and Administrative Federal Court on April 4, 2011 in connection with an administrative claim (No. 4957/1117071) filed by the plaintiffs seeking that Pemex Exploration and Production’s termination of the public works contract be declared null and void. Additionally, the plaintiffs filed another administrative claim (No. 1360/15-17-06) against Pemex-Exploration and Production before the

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS AS OF JUNE 30, 2016 AND DECEMBER 31, 2015 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Figures stated in thousands, except as noted)

Sexta Sala Regional Metropolitana (Sixth Regional Metropolitan Court) of the Tax and Administrative Federal Court seeking liability for approximately U.S. $193,713 under the above mentioned contract. Pemex Exploration and Production filed a response requesting the two administrative claims be joined in a single proceeding, which was granted on May 10, 2016. As of the date of these unaudited condensed consolidated interim financial statements, a final resolution is still pending.

•	On July 10, 2015, the Local Treasury of Minatitlán, Veracruz determined that Pemex-Refining owed Ps. 2,531,040 for property taxes from 2010 to 2015 related to the “General Lázaro Cárdenas” refinery. Pemex-Refining filed an amparo against this determination (no. 863/2015-V) before the Juzgado Décimo de Distrito (Tenth District Court) in Veracruz, which was granted. Pemex-Refining also filed an administrative claim against this determination, which was admitted by the Court on August 6, 2015 and the trial was suspended. The defendant filed a motion seeking to dismiss the administrative claim due to the amparo filed by Pemex-Refining. On September 9, 2015, the Court informed that this motion will be analyzed when a judgment were issued. On April 26, 2016, Pemex Industrial Transformation filed a motion to dismiss the amparo due to the suspension granted under the administrative claim. As of the date of these consolidated financial statements, a final resolution is still pending.

•	On July 8, 2011, Pemex-Exploration and Production was summoned in connection with an administrative claim (No. 4334/1111026) filed by Compañía Petrolera La Norma, S.A., against the Director General of Petróleos Mexicanos and the Director General of Pemex-Exploration and Production before the Segunda Sala Regional Hidalgo-México (Hidalgo-Mexico Second Regional Court) of the Tax and Administrative Federal Court in Tlalnepantla, State of Mexico. The plaintiff is seeking compensation in connection with the cancellation of its alleged petroleum rights concessions and damages for up to Ps. 1,552,730. On March 4, 2013, the Court permitted an amendment to the claim. In addition, on April 9, 2013 a new claim was filed before the same Court (438/1211023) and the defendants requested that it be joined with the previous claim, which was granted on May 2, 2013. On August 20, 2014, these proceedings were sent to the Segunda Sección de la Sala Superior (Second Section of the Superior Court) of the Tax and Administrative Federal Court (4334/11-11-02-6/1337/14-S2-07-04, which will issue a final judgment. On October 29, 2014, these proceedings were returned to the Second Regional Court to correct a procedural error. The trial was suspended due to an amparo filed by Pemex-Exploration and Production, which was granted. The procedural error was corrected and a new filing was made, which was sent to the Superior Court for its resolution. As of the date of these unaudited condensed consolidated interim financial statements, a final judgment is still pending.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS AS OF JUNE 30, 2016 AND DECEMBER 31, 2015 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Figures stated in thousands, except as noted)

The results of these proceedings are uncertain until their final resolutions are issued by the appropriate authorities. PEMEX has recorded liabilities for loss contingencies when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation could not be made, qualitative disclosure was provided in the notes to these unaudited condensed consolidated interim financial statements.

PEMEX does not disclose amounts accrued for each individual claim because such disclosure could adversely affect PEMEX’s legal strategy, as well as the outcome of the related litigation.

NOTE 19. BUSINESS COMBINATION

On January 28, 2016, PMX Fertilizantes Pacífico, S.A. de C.V., a PEMEX subsidiary company, acquired 99.99% of the outstanding shares of Grupo Fertinal, S.A. de C.V. (“Fertinal”), for a total purchase price of Ps. 3,864,158. PEMEX intends to incorporate Fertinal into the gas-ammonia solid fertilizers value chain in order to offer a wide range of fertilizers and cover approximately 50% of the domestic market. As of June 2016, Fertinal’s financial results became available and were included in the consolidated financial statements of PEMEX.

The preliminary net fair value of Fertinal’s assets and liabilities as of the date of acquisition is:

	Fair value

Cash and cash equivalents	Ps.	417,757
Accounts receivable		688,249
Inventories		674,707
Properties, plant and equipment		20,055,500
Other assets		959,226

Total assets		22,795,439

Accounts payable	Ps.	2,037,435
Debt		7,814,537
Deferred taxes		3,500,652

Total liabilities		13,352,624

Total assets, net	Ps.	9,442,816

Transaction value	Ps.	3,864,158
Gain from business acquisition	Ps.	5,578,658

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS AS OF JUNE 30, 2016 AND DECEMBER 31, 2015 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Figures stated in thousands, except as noted)

PEMEX has a 12-month period to complete its review of the net fair value of Fertinal’s assets and liabilities, as a result of which the net fair value of Fertinal’s assets and liabilities may increase or decrease.

NOTE 20. SUBSEQUENT EVENTS

During the period from July 1 to August 31, 2016, PEMEX participated in the following financing activities:

•	On July 8, 2016, Pemex Industrial Transformation obtained approximately U.S. $600,000 in connection with the sale and leaseback of a plant located in the Madero Refinery. As part of this transaction, Pemex Industrial Transformation entered into a 20-year financial lease agreement pursuant to which Pemex Industrial Transformation will retain the operation of this plant and the title and ownership will revert to Pemex Industrial Transformation at the end of this period following payment of an agreed price. This transaction was recognized as a financing activity due to the fact that PEMEX retained all of the risks and benefits associated with ownership of the asset and substantially all of the operating rights of the asset.

•	On July 26, 2016, Petróleos Mexicanos issued ¥ 80,000,000 Japanese Yen 0.54% Bonds due 2026. The Bonds are guaranteed by the Japan Bank for International Cooperation.

•	On August 16, 2016 Petróleos Mexicanos obtained a short-term loan for Ps. 10,000,000 bearing interest at a floating rate linked to TIIE, which matures on August 23, 2016.

•	On August 23, 2016, Petróleos Mexicanos obtained a short-term loan for U.S. $450,000 bearing interest at a floating rate linked to LIBOR, which matures on September 23, 2016.

During the period from July 1 to August 31, 2016, P.M.I. Holdings B.V. obtained U.S. $2,001,000 in financing from its revolving credit lines and repaid U.S. $1,881,000. The outstanding amount under these revolving credit lines was U.S. $850,000 as of August 31, 2016.

On August 31, 2016, the Mexican peso-U.S. dollar exchange rate was Ps. 18.5773 per U.S. dollar, which represents a 1.77% appreciation of the value of the peso in U.S. dollar terms as compared to the exchange rate as of June 30, 2016, which was Ps. 18.9113 per U.S. dollar.

On August 31, 2016, the weighted average price of the crude oil exported by PEMEX was U.S. $38.96 per barrel. This represents a price decrease of approximately 4.98% as compared to the average price as of June 30, 2016, which was U.S. $41.00 per barrel.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS AS OF JUNE 30, 2016 AND DECEMBER 31, 2015 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

(Figures stated in thousands, except as noted)

As of August 31, 2016, PEMEX has valued and recorded the 21,666,346 Repsol shares acquired through PMI HBV as an available-for-sale financial asset. The market value of Repsol shares has increased approximately 5.52%, from €11.41 per share as of June 30, 2016 to €12.04 per share as of August 31, 2016.

On August 2, 2016, the U.S. Court of Appeals for the Second Circuit upheld a decision confirming the validity of an arbitration award against Pemex Exploration and Production in favor of Corporación Mexicana de Mantenimiento Integral, S. de R. L. de C. V. (which we refer to as COMMISA). On August 15, 2016, the Court granted Pemex Exploration and Production an extension with respect to the time within which it can file its arguments in support a petition for a rehearing en banc. The arbitral award relates to a claim filed by COMMISA against Pemex Exploration and Production before the International Court of Arbitration of the International Chamber of Commerce for, among other things, the breach of a construction agreement in connection with two platforms in the Cantarell project.

On August 3, 2016, the Ministry of Finance and Public Credit informed PEMEX that the Mexican Government will assume Ps. 184,230,586 in payment liabilities related to PEMEX’s pensions and retirement plans, following the review performed by an independent expert. In connection with this support mechanism, PEMEX received Ps. 184,230,586 in promissory notes issued by the Mexican Government, which were delivered in exchange for the Ps. 50,000,000 promissory note issued to PEMEX on December 24, 2015. On August 15, 2016, PEMEX exchanged Ps. 47,000,000 of these promissory notes for short-term Mexican Government debt securities, known as Bonos de Desarrollo del Gobierno Federal (Development Bonds of Federal Government or “BONDES D”). PEMEX then sold the BONDES D to Mexican development banks at market prices.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/s/ CARLOS CARAVEO SÁNCHEZ
Carlos Caraveo Sánchez
Associate Managing Director of Finance

Date: September 13, 2016

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	exploration and production activities, including drilling;

•	activities relating to import, export, refining, petrochemicals and transportation, storage and distribution of petroleum, natural gas and oil products;

•	activities relating to our lines of business, including the generation of electricity;

•	projected and targeted capital expenditures and other costs, commitments and revenues;

•	liquidity and sources of funding, including our ability to continue operating as a going concern;

•	strategic alliances with other companies; and

•	the monetization of certain of our assets.

Actual results could differ materially from those projected in such forward looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition, including on our ability to hire and retain skilled personnel;

•	limitations on our access to sources of financing on competitive terms;

•	our ability to find, acquire or gain access to additional reserves and to develop the reserves that we obtain successfully;

•	uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;

•	technical difficulties;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our legal regime or regulatory environment, including tax and environmental regulations.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.